Filed pursuant to Rule 424(b)(3)
Registration No. 333-281111

PROSPECTUS SUPPLEMENT

(To Offer to Exchange/Prospectus dated September 8, 2025)

Offer to Exchange

100% of the shares of

BANCO DE SABADELL, S.A.

for shares of

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

This prospectus supplement amends and supplements the offer to exchange/prospectus dated September 8, 2025 included in BBVA’s Registration Statement on Form F-4 (the “September 8, 2025 Offer to Exchange/Prospectus”) (Registration No. 333-281111). Capitalized terms used herein but not defined herein shall have the respective meanings ascribed to such terms in the September 8, 2025 Offer to Exchange/Prospectus. Cross-references in the September 8, 2025 Offer to Exchange/Prospectus to sections amended and supplemented in this prospectus supplement shall be deemed to be to such sections as amended and supplemented in this prospectus supplement. References in the September 8, 2025 Offer to Exchange/Prospectus to “this offer to exchange/prospectus”, “herein” or words of similar import shall be deemed to be to, or make reference to, the September 8, 2025 Offer to Exchange/Prospectus as amended and supplemented by this prospectus supplement.

This prospectus supplement is being filed to update the terms of the exchange offer, extend the acceptance period to October 10, 2025, and amend and supplement certain information contained in the September 8, 2025 Offer to Exchange/Prospectus. Except as amended and supplemented by this prospectus supplement, the information contained in the September 8, 2025 Offer to Exchange/Prospectus remains in full force and effect.

This prospectus supplement is not complete without the September 8, 2025 Offer to Exchange/Prospectus. This prospectus supplement should be read in conjunction with the September 8, 2025 Offer to Exchange/Prospectus and is qualified by reference thereto, except to the extent that the information in this prospectus supplement amends or supplements the information contained in the September 8, 2025 Offer to Exchange/Prospectus. Please keep this prospectus supplement with the September 8, 2025 Offer to Exchange/Prospectus for future reference.

BBVA, a bank organized under the laws of Spain, is undertaking the exchange offer pursuant to the offering documents published (or that will be published) in Spain and made available (or that will be made available) to all shareholders of Banco Sabadell, a bank organized under the laws of Spain, to acquire all of the Banco Sabadell shares in exchange for BBVA shares.

The exchange offer is addressed to U.S. holders of Banco Sabadell shares pursuant to the September 8, 2025 Offer to Exchange/Prospectus, as supplemented by this prospectus supplement. BBVA has revised the terms of the exchange offer set forth in the September 8, 2025 Offer to Exchange/Prospectus. Pursuant to the revised terms of the exchange offer, BBVA is offering as consideration in the exchange offer BBVA shares at an exchange ratio of one newly-issued BBVA share for each 4.8376 Banco Sabadell shares (adjusted, as the case may be, as described in this prospectus supplement) tendered and not withdrawn, compared to one newly-issued BBVA share and €0.70 in cash for each 5.5483 Banco Sabadell shares tendered and not withdrawn pursuant to the terms of the exchange offer described in the September 8, 2025 Offer to Exchange/Prospectus. The acceptance period of the exchange offer commenced on September 8, 2025 and was due to expire on October 7, 2025. In accordance with the provisions of Article 31.4 of the Spanish Takeover Regulation, the exchange offer now expires at 5:59:59 p.m. Eastern time (11:59:59 p.m. Central European time) on October 10, 2025, unless the exchange offer is extended by the CNMV in accordance with the Spanish Takeover Regulation.

No fractional BBVA shares will be issued in connection with the exchange offer. Instead of any such fractional BBVA shares that a tendering holder of Banco Sabadell shares would otherwise be entitled to receive, BBVA will pay to the relevant tendering holder an amount in cash equal to the weighted average price per BBVA share during the 15 trading sessions prior to the expiration date (including the expiration date) multiplied by the fraction of a BBVA share that a tendering holder of Banco Sabadell shares would otherwise be entitled to receive in accordance with the exchange ratio of 4.8376 (adjusted, as the case may be, as described in this prospectus supplement). Such amount in cash will be rounded to the nearest euro cent and, in the event of a half of a euro cent, to the immediately higher euro cent. Under no circumstances will interest be paid on the cash to be received in lieu of any fractional shares.

Pursuant to the revised terms of the exchange offer, tendering holders of Banco Sabadell shares will not receive any cash in exchange for their Banco Sabadell shares (except as described above with respect to any fractional BBVA shares) as the terms of the exchange offer described in the September 8, 2025 Offer to Exchange/Prospectus have been revised to include solely BBVA shares.

If Banco Sabadell makes any distribution of dividends, reserves or any other type of distribution to its shareholders (regardless of whether it is an ordinary, extraordinary, interim or complementary distribution) prior to the settlement of the exchange offer or, if applicable, after the settlement of the exchange offer but before the settlement of a subsequent squeeze-out transaction, the share exchange offered as consideration in the exchange offer or in such subsequent squeeze-out transaction, or both, as applicable, will be adjusted accordingly by an amount equal to the gross amount of the distribution per Banco Sabadell share. The adjustment will be made taking into account the weighted average price per BBVA share during the three-month period prior to the announcement of the revised terms of the exchange offer (that is, €14.4880 per BBVA share) and the equivalent price per Banco Sabadell share resulting from the application of the exchange ratio of 4.8376 (that is, €2.9949 per Banco Sabadell share), reduced by the amount of any distribution of dividends, reserves or any other type of distribution by Banco Sabadell to Banco Sabadell’s shareholders after the date of the publication of BBVA’s announcement of the revised terms of the exchange offer but prior to the settlement of the exchange offer or, if applicable, after the settlement of the exchange offer but before the settlement of a subsequent squeeze-out transaction. Notwithstanding the foregoing, the consideration payable upon settlement of the exchange offer or settlement of a subsequent squeeze-out transaction, or both, as applicable, will not be adjusted for a distribution of dividends, reserves or any other type of distribution to shareholders with an ex-dividend date that occurs after the date of publication of the results of the exchange offer in the Official Quotation Bulletins. There may be adjustments as a consequence of any distribution of dividends, reserves or any other type of distribution, which have not been announced as of the date of this prospectus supplement, by Banco Sabadell to Banco Sabadell’s shareholders prior to the settlement of the exchange offer or, if applicable, after the settlement of the exchange offer but before the settlement of a subsequent squeeze-out transaction, and any such adjusted exchange ratio would be rounded to four decimals places, with 0.00005 being rounded up. There will be no adjustments to the share exchange offered as consideration in the exchange offer or in any subsequent squeeze-out transaction, or both, as applicable, as a result of the acquisition by Banco Sabadell of any Banco Sabadell shares pursuant to the Banco Sabadell Share Buy-Back Programs or any other share buy-back program.

If BBVA makes any distribution of dividends, reserves or any other type of distribution to its shareholders (regardless of whether it is an ordinary, extraordinary, interim or complementary distribution) prior to the settlement of the exchange offer or, if applicable, after the settlement of the exchange offer but before the settlement of a subsequent squeeze-out transaction, the consideration payable upon settlement of the exchange offer or settlement of such subsequent squeeze-out transaction, or both, as applicable, will be adjusted upwards by including a cash payment for each Banco Sabadell share tendered pursuant to the exchange offer or acquired in such subsequent squeeze-out transaction, or both, as applicable, equal to the gross amount of the relevant distribution per BBVA share divided by the exchange ratio of 4.8376 (adjusted, as the case may be, as described in this prospectus supplement). Notwithstanding the foregoing, the consideration payable upon settlement of the exchange offer or settlement of a subsequent squeeze-out transaction, or both, as applicable, will not be adjusted for a distribution of dividends, reserves or any other type of distribution to shareholders with an ex-dividend date that occurs after the date of publication of the results of the exchange offer in the Official Quotation Bulletins. There will be no adjustments to the consideration offered in the exchange offer or in any subsequent squeeze-out transaction, or both, as applicable, as a result of the acquisition by BBVA of any BBVA shares pursuant to any share buy-back program. BBVA does not intend to make any distribution of dividends, reserves or any other type of distribution to its shareholders (regardless of whether it is an ordinary, extraordinary, interim or complementary distribution) during the acceptance period.

This prospectus supplement and the September 8, 2025 Offer to Exchange/Prospectus are being addressed to all U.S. holders of Banco Sabadell shares.

THE EXCHANGE OFFER WILL EXPIRE AT 5:59:59 P.M. EASTERN TIME (11:59:59 P.M. CENTRAL EUROPEAN TIME) ON OCTOBER 10, 2025, UNLESS THE EXCHANGE OFFER IS EXTENDED BY THE CNMV IN ACCORDANCE WITH THE SPANISH TAKEOVER REGULATION.

On September 19, 2025, the closing price of the BBVA shares listed on the Spanish Stock Exchanges was €16.41 (equivalent to U.S.$19.26 based on the exchange rate as published by the ECB on such date). On September 19, 2025, the closing price of the Banco Sabadell shares listed on the Spanish Stock Exchanges was €3.34 (equivalent to U.S.$3.92 based on the exchange rate as published by the ECB on such date).

See “Risk Factors” in this prospectus supplement beginning on page 23 and the September 8, 2025 Offer to Exchange/Prospectus beginning on page 42 for a discussion of various risk factors that you should consider before deciding whether or not to tender your Banco Sabadell shares into the exchange offer.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued in the transactions described in this prospectus supplement or passed upon the adequacy or accuracy of this prospectus supplement or the September 8, 2025 Offer to Exchange/Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 25, 2025

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

The summary term sheet in question-and-answer format set forth below highlights selected information about the exchange offer that is included elsewhere in this prospectus supplement. It does not, however, contain all of the information included in, or incorporated by reference into, this prospectus supplement or the September 8, 2025 Offer to Exchange/Prospectus, and you should read and consider all such information carefully before deciding whether or not to tender your Banco Sabadell shares into the exchange offer.

Q.	What is the purpose of this document and how does it relate to the September 8, 2025 Offer to Exchange/Prospectus?

A.

This document is a prospectus supplement. It should be read together with the September 8, 2025 Offer to Exchange/Prospectus. BBVA has prepared this prospectus supplement because it has revised the terms of the exchange offer described in the September 8, 2025 Offer to Exchange/Prospectus. This prospectus supplement describes such revised terms. This prospectus supplement also amends and supplements certain information contained in the September 8, 2025 Offer to Exchange/Prospectus. However, this prospectus supplement does not contain all the information contained in the September 8, 2025 Offer to Exchange/Prospectus and to understand fully the terms of the exchange offer, you should read this prospectus supplement and the September 8, 2025 Offer to Exchange/Prospectus carefully, together with the documents incorporated by reference into this prospectus supplement and the September 8, 2025 Offer to Exchange/Prospectus. If information in this prospectus supplement, or the information incorporated by reference in this prospectus supplement, is inconsistent with the September 8, 2025 Offer to Exchange/Prospectus or the information incorporated by reference in the September 8, 2025 Offer to Exchange/Prospectus, this prospectus supplement, or the information incorporated by reference in this prospectus supplement, will apply and will supersede the relevant information in the September 8, 2025 Offer to Exchange/Prospectus or the information incorporated by reference in the September 8, 2025 Offer to Exchange/Prospectus.

Q.

What is the main difference between the revised terms of the exchange offer described in this prospectus supplement and the terms of the exchange offer described in the September 8, 2025 Offer to Exchange/Prospectus?

A.

BBVA has decided to improve the consideration offered in the exchange offer and change its nature to consist solely of BBVA shares. Pursuant to the revised terms of exchange offer, BBVA is offering as consideration in the exchange offer BBVA shares at an exchange ratio of one newly-issued BBVA share for each 4.8376 Banco Sabadell shares (adjusted, as the case may be, as described in this prospectus supplement) tendered and not withdrawn, compared to one newly-issued BBVA share and €0.70 in cash for each 5.5483 Banco Sabadell shares tendered and not withdrawn pursuant to the terms of the exchange offer described in the September 8, 2025 Offer to Exchange/Prospectus. As a result, holders of Banco Sabadell shares will need to tender fewer Banco Sabadell shares to receive one newly-issued BBVA share. BBVA has revised the consideration offered pursuant to the exchange offer to allow tendering holders of Banco Sabadell shares to increase their ownership in BBVA following completion of the exchange offer.

Q.	What are the main consequences of the revised terms of the exchange offer for holders of Banco Sabadell shares?

A.

Pursuant to the revised terms of the exchange offer, holders of Banco Sabadell shares will need to tender fewer Banco Sabadell shares to receive one newly-issued BBVA share. Additionally, tendering holders of Banco Sabadell shares will not receive any cash in exchange for any Banco Sabadell shares tendered and not withdrawn (except as described elsewhere with respect to any fractional BBVA shares). As the exchange offer no longer includes cash consideration (except as described elsewhere with respect to any fractional BBVA shares), the exchange offer may be eligible for the application of the Tax Neutral Regime (as defined in this prospectus supplement) and certain holders of Banco Sabadell shares who are resident in Spain may benefit from the application of such regime, provided that BBVA acquires a majority of the voting rights of Banco Sabadell pursuant to the exchange offer.

You should carefully read the Spanish and U.S. tax consequences of the revised terms of the exchange offer described under “The Exchange Offer—Spanish Tax Consequences for U.S. Shareholders” beginning on page 65 of this prospectus supplement and page 144 of the September 8, 2025 Offer to Exchange/Prospectus and “The Exchange Offer—Material U.S. Federal Income Tax Considerations for U.S. Holders” beginning on page 66 of this prospectus supplement, respectively.

Q.	What will I receive if I tender my Banco Sabadell shares and the exchange offer is completed?

A.

If you tender, and do not withdraw, your Banco Sabadell shares into the exchange offer and the exchange offer is completed, you will receive BBVA shares at an exchange ratio of one newly-issued BBVA share for each 4.8376 Banco Sabadell shares tendered (adjusted, as the case may be, as described in this prospectus supplement). The treatment of fractional shares is described in the following question.

Q.	Will I receive fractional BBVA shares?

A.

No fractional BBVA shares will be issued in connection with the exchange offer. Instead of any such fractional BBVA shares that a tendering holder of Banco Sabadell shares would otherwise be entitled to receive, BBVA will pay to the relevant tendering holder an amount in cash equal to the weighted average price per BBVA share during the 15 trading sessions prior to the expiration date (including the expiration date) multiplied by the fraction of a BBVA share that a tendering holder of Banco Sabadell shares would otherwise be entitled to receive in accordance with the exchange ratio of 4.8376 (adjusted, as the case may be, as described in this prospectus supplement). Such amount in cash will be rounded to the nearest euro cent and, in the event of a half of a euro cent, to the immediately higher euro cent. Under no circumstances will interest be paid on the cash to be received in lieu of any fractional shares.

Q.	Will I receive cash in exchange for any tendered Banco Sabadell shares?

A.

No. Pursuant to the revised terms of the exchange offer, tendering holders of Banco Sabadell shares will not receive any cash in exchange for their Banco Sabadell shares (except as described above with respect to any fractional BBVA shares) as the terms of the exchange offer described in the September 8, 2025 Offer to Exchange/Prospectus have been revised to include solely BBVA shares.

Q.

I have already tendered my Banco Sabadell shares in the exchange offer, do I need to do anything to receive the improved consideration being offered by BBVA pursuant to the revised terms of the exchange offer?

A.

No. If you have already tendered your Banco Sabadell shares, you do not need to take any steps to receive the improved consideration being offered by BBVA pursuant to the revised terms of the exchange offer. If the exchange offer is completed, all holders of Banco Sabadell shares who tender and do not withdraw their Banco Sabadell into the exchange offer will receive the improved consideration being offered by BBVA pursuant to the revised terms of the exchange offer irrespective of whether such tender occurred prior to or after BBVA’s announcement of such revised terms.

Q.	Other than the change to the offer consideration, have any of the other terms of the exchange offer been revised?

A.

No. All of the other terms of the exchange offer remain the same. However, in accordance with the provisions of Article 31.4 of the Spanish Takeover Regulation, the exchange offer now expires at 5:59:59 p.m. Eastern time (11:59:59 p.m. Central European time) on October 10, 2025, unless the exchange offer is extended by the CNMV in accordance with the Spanish Takeover Regulation.

On September 21, 2025, the board of directors of BBVA took the decision to waive both making any further improvements to the consideration of the exchange offer, pursuant to the provisions of Article 31.1 of the Spanish Takeover Regulation, and its extension under Article 23.2 of the Spanish Takeover Regulation.

Q.	I have not yet tendered my Banco Sabadell shares into the exchange offer. How do I do so?

A.

The procedures for tendering your Banco Sabadell shares into the exchange offer have not changed. Holders of Banco Sabadell shares who wish to tender their Banco Sabadell shares into the exchange offer must (i) submit their declaration of acceptance in writing to the Iberclear participant where their Banco Sabadell shares are deposited, either in person, by electronic means or by any other means permitted by such Iberclear participant, or (ii) submit their declaration of acceptance to BBVA, as agent bank, either in person at any BBVA office or by electronic means, provided that such holder’s Banco Sabadell shares are deposited directly with an Iberclear participant (e.g., this option (ii) is not available to holders of Banco Sabadell shares that hold their Banco Sabadell shares through foreign entities that are not Iberclear participants). Before submitting a declaration of acceptance, holders of Banco Sabadell shares are urged to read this prospectus supplement and the September 8, 2025 Offer to Exchange/Prospectus in their entirety.

Q.	If Banco Sabadell pays any dividends before settlement of the exchange offer, will such dividend payment affect the consideration I will receive in exchange for my Banco Sabadell shares?

A.

If Banco Sabadell makes any distribution of dividends, reserves or any other type of distribution to its shareholders (regardless of whether it is an ordinary, extraordinary, interim or complementary distribution) prior to the settlement of the exchange offer or, if applicable, after the settlement of the exchange offer but before the settlement of a subsequent squeeze-out transaction, the share exchange offered as consideration in the exchange offer or in such subsequent squeeze-out transaction, or both, as applicable, will be adjusted accordingly by an amount equal to the gross amount of the distribution per Banco Sabadell share. The adjustment will be made taking into account the weighted average price per BBVA share during the three-month period prior to the announcement of the revised terms of the exchange offer (that is, €14.4880 per BBVA share) and the equivalent price per Banco Sabadell share resulting from the application of the exchange ratio of 4.8376 (that is, €2.9949 per Banco Sabadell share), reduced by the amount of any distribution of dividends, reserves or any other type of distribution by Banco Sabadell to Banco Sabadell’s shareholders after the date of the publication of BBVA’s announcement of the revised terms of the exchange offer but prior to the settlement of the exchange offer or, if applicable, after the settlement of the exchange offer but before the settlement of a subsequent squeeze-out transaction. Notwithstanding the foregoing, the consideration payable upon settlement of the exchange offer or settlement of a subsequent squeeze-out transaction, or both, as applicable, will not be adjusted for a distribution of dividends, reserves or any other type of distribution to shareholders with an ex-dividend date that occurs after the date of publication of the results of the exchange offer in the Official Quotation Bulletins. There may be adjustments as a consequence of any distribution of dividends, reserves or any other type of distribution, which have not been announced as of the date of this prospectus supplement, by Banco Sabadell to Banco Sabadell’s shareholders prior to the settlement of the exchange offer or, if applicable, after the settlement of the exchange offer but before the settlement of a subsequent squeeze-out transaction, and any such adjusted exchange ratio would be rounded to four decimals places, with 0.00005 being rounded up. There will be no adjustments to the share exchange offered as consideration in the exchange offer or in any subsequent squeeze-out transaction, or both, as applicable, as a result of the acquisition by Banco Sabadell of any Banco Sabadell shares pursuant to the Banco Sabadell Share Buy-Back Programs or any other share buy-back program.

Tendering holders of Banco Sabadell shares who become shareholders of BBVA pursuant to the exchange offer will no longer receive any dividends paid by Banco Sabadell that have an ex-dividend date that occurs after the date of publication of the results of the exchange offer in the Official Quotation Bulletins but will however receive any dividends paid by BBVA that have an ex-dividend date that occurs after the date of publication of the results of the exchange offer in the Official Quotation Bulletins.

Q.	If BBVA pays any dividends before settlement of the exchange offer, will such dividend payment affect the consideration I will receive in exchange for my Banco Sabadell shares?

A.

If BBVA makes any distribution of dividends, reserves or any other type of distribution to its shareholders (regardless of whether it is an ordinary, extraordinary, interim or complementary distribution) prior to the settlement of the exchange offer or, if applicable, after the settlement of the exchange offer but before the settlement of a subsequent squeeze-out transaction, the consideration payable upon settlement of the exchange offer or settlement of such subsequent squeeze-out transaction, or both, as applicable, will be adjusted upwards by including a cash payment for each Banco Sabadell share tendered pursuant to the exchange offer or acquired in such subsequent squeeze-out transaction, or both, as applicable, equal to the gross amount of the relevant distribution per BBVA share divided by the exchange ratio of 4.8376 (adjusted, as the case may be, as described in this prospectus supplement). Notwithstanding the foregoing, the consideration payable upon settlement of the exchange offer or settlement of a subsequent squeeze-out transaction, or both, as applicable, will not be adjusted for a distribution of dividends, reserves or any other type of distribution to shareholders with an ex-dividend date that occurs after the date of publication of the results of the exchange offer in the Official Quotation Bulletins. There will be no adjustments to the consideration offered in the exchange offer or in any subsequent squeeze-out transaction, or both, as applicable, as a result of the acquisition by BBVA of any BBVA shares pursuant to any share buy-back program. BBVA does not intend to make any distribution of dividends, reserves or any other type of distribution to its shareholders (regardless of whether it is an ordinary, extraordinary, interim or complementary distribution) during the acceptance period.

Q.	If BBVA acquires all of the Banco Sabadell shares in the exchange offer, what percentage of BBVA shares will former holders of Banco Sabadell shares own after completion of the exchange offer?

A.

Pursuant to the terms of the exchange offer described in the September 8, 2025 Offer to Exchange/Prospectus, BBVA had estimated that if all Banco Sabadell shares were validly tendered and exchanged pursuant to the terms of the exchange offer described therein, immediately after completion of the exchange offer: (i) the former holders of Banco Sabadell shares would have owned approximately 13.6% of the share capital and voting rights of BBVA (7.3% and 4.5% in the 50% Acceptance Scenario and the 30% Acceptance Scenario, respectively); and (ii) the current holders of BBVA shares would have held approximately 86.4% of the share capital and voting rights of BBVA (92.7% and 95.5% in the 50% Acceptance Scenario and the 30% Acceptance Scenario, respectively).

Pursuant to the revised terms of the exchange offer, BBVA estimates that if all Banco Sabadell shares are validly tendered and exchanged pursuant to the terms of the exchange offer, immediately after completion of the exchange offer: (i) the former holders of Banco Sabadell shares will own approximately 15.3% of the share capital and voting rights of BBVA (7.6% and 4.6% in the 50% Acceptance Scenario and the 30% Acceptance Scenario, respectively); and (ii) the current holders of BBVA shares will hold approximately 84.7% of the share capital and voting rights of BBVA (92.4% and 95.4% in the 50% Acceptance Scenario and the 30% Acceptance Scenario, respectively).

Q.	Has Banco Sabadell or its board of directors made any recommendation regarding the exchange offer?

A.

On September 12, 2025, the board of directors of Banco Sabadell issued a report on the exchange offer containing, among other items, its comments against the exchange offer, the opinion of Banco Sabadell’s directors with respect to the exchange offer and Banco Sabadell’s directors’ intention not to tender the Banco Sabadell shares that they directly or indirectly hold into the exchange offer (the “Banco Sabadell Report”). In the Banco Sabadell Report, the board of directors of Banco Sabadell states that it considers that the consideration offered in the exchange offer does not adequately reflect the intrinsic value of the Banco Sabadell shares. The Banco Sabadell Report further states that the board of directors of Banco Sabadell unanimously rejects the exchange offer and consequently considers that the best option for Banco Sabadell shareholders is not to accept the exchange offer. The Banco Sabadell Report also states that it was approved with the votes in favor of all Banco Sabadell directors except Mr. David Martínez Guzmán, who abstained, without prejudice to his agreement with the opinion expressed in the immediately prior sentence. The Banco Sabadell Reports further states that Mr. Martínez Guzmán requested that the following statement be included in the Banco Sabadell Report: “In my opinion, the transaction presented by BBVA is the right strategy for both institutions, although at a price that currently makes it unfeasible. For this reason, I agree with the rejection of the Offer and have decided not to participate in it with the shares I represent, neither my own nor those managed through the Fintech Europe, S.à r.l. fund. I consider it imperative that the Spanish and European banking system continue its consolidation process, and this transaction offers its shareholders that path. The measures adopted by the Spanish government will inevitably delay this process of economic efficiency, and I hope that the ever-changing political landscape will reconsider the restrictions imposed in the event of a successful transaction. With regard to the price, I respectfully request that BBVA reconsider and submit a competitive offer at a price that will allow it to achieve the acceptance of at least 50% of Banco Sabadell’s shareholders. With regard to the content of the report, given that I do not share some of the opinions and arguments expressed, I prefer to abstain.”

Q.	Did the Banco Sabadell Report consider the revised terms of the exchange offer?

A.	No. The Banco Sabadell Report was issued prior to BBVA’s announcement on September 22, 2025 of the revised terms of the exchange offer described in this prospectus supplement.

Under Spanish law, within five calendar days after the publication by BBVA of the announcement of the revised terms of the exchange offer in the Official Quotation Bulletins and in a national newspaper, the board of directors of Banco Sabadell is required to issue and publish an additional report on the revised terms of the exchange offer that must contain, among other items, the opinion of Banco Sabadell’s directors with respect to the revised terms of the exchange offer and their intention to tender (or not) the Banco Sabadell shares that they directly or indirectly hold into the exchange offer.

Q.	When does the exchange offer expire?

A.

The exchange offer will expire at 5:59:59 p.m. Eastern time (11:59:59 p.m. Central European time) on the expiration date. The expiration date is currently October 10, 2025, but this date may be extended by the CNMV in accordance with the Spanish Takeover Regulation.

Q.	What is the main consequence of any decision by BBVA to waive the Minimum Acceptance Condition?

A.

If the number of Banco Sabadell shares that permits BBVA to acquire at least more than half of the voting rights of the Banco Sabadell shares at the end of the acceptance period (excluding any treasury shares held by Banco Sabadell as of that time) do not accept the exchange offer before the end of the acceptance period, and BBVA waives the Minimum Acceptance Condition and therefore the exchange offer is completed, BBVA will hold less than a majority (but at least a 30%) interest in Banco Sabadell following completion of the exchange offer.

If BBVA holds less than a majority (but at least a 30%) interest in Banco Sabadell following completion of the exchange offer as a result of a waiver of the Minimum Acceptance Condition, pursuant to the Spanish Takeover Regulation, BBVA will be required within one month following completion of the exchange offer to request CNMV authorization to launch a Mandatory Tender Offer. Pursuant to the Spanish Takeover Regulation, a Mandatory Tender Offer would need to be made at an “equitable price” in cash in accordance with article 9.2.e) of the Spanish Takeover Regulation. Pursuant to the Spanish Takeover Regulation, as an alternative to cash consideration, BBVA may (but it is not obligated to) also offer shares, or a combination of cash and shares, pursuant to a Mandatory Tender Offer, at the election of any tendering Banco Sabadell shareholders (so that such tendering Banco Sabadell shareholders could elect to receive the cash consideration or the alternative consideration of shares or a combination of cash and shares). Funding requirements for the Mandatory Tender Offer could vary significantly depending on the number of Banco

Sabadell shares tendered and not withdrawn in the exchange offer and the number of Banco Sabadell shares tendered and not withdrawn in the Mandatory Tender Offer. BBVA would finance any Mandatory Tender Offer using its existing resources.

Additionally, if BBVA waives the Minimum Acceptance Condition, the exchange offer will not be eligible for the application of the Tax Neutral Regime and holders of Banco Sabadell shares who are resident in Spain will not benefit from the application of such regime.

Q.

If I do not participate in the exchange offer, will my Banco Sabadell shares continue to be listed on the Spanish Stock Exchanges? Can BBVA squeeze-out the holders of Banco Sabadell shares that do not tender into the exchange offer?

A.

The exchange offer is not a delisting offer so if you do not participate in the exchange offer and the exchange offer is completed, you will continue to hold your Banco Sabadell shares and your Banco Sabadell shares will continue to be listed. However, if the requirements set forth in articles 116 of the Spanish Securities Market Law and 47 of the Spanish Takeover Regulation are met, which would require that (i) the exchange offer be accepted by holders of Banco Sabadell shares representing at least 90% of the Banco Sabadell shares subject to the exchange offer; and (ii) following completion of the exchange offer, BBVA holds a number of Banco Sabadell shares representing at least 90% of the voting rights in Banco Sabadell’s share capital (excluding, in each case, any treasury shares held by Banco Sabadell), BBVA will exercise its right to demand the squeeze-out of the remaining Banco Sabadell shares at the same consideration as offered pursuant to the exchange offer (adjusted, as the case may be, as described in this prospectus supplement). To this effect, within the three Spanish stock exchange business days following the publication of the results of the exchange offer on the website of the CNMV, BBVA will communicate to the CNMV and publicly announce whether or not the requirements to execute a squeeze-out transaction have been met. In that announcement, or within the two following Spanish stock exchange business days, BBVA will announce the date of the squeeze-out transaction. In accordance with article 48.4 of the Spanish Takeover Regulation, such date will be fixed between the 15th and the 20th Spanish business day following the date of such announcement. Such decision will be irrevocable. Upon settlement of such squeeze-out transaction, the Banco Sabadell shares will be automatically delisted from the Spanish Stock Exchanges.

Q.	What are the tax consequences if I participate in the exchange offer?

A.

For information on certain material Spanish and U.S. tax consequences of the revised terms of the exchange offer, see “The Exchange Offer—Spanish Tax Consequences for U.S. Shareholders” beginning on page 65 in this prospectus supplement and page 144 in the September 8, 2025 Offer to Exchange/Prospectus and “The Exchange Offer—Material U.S. Federal Income Tax Considerations for U.S. Holders” beginning on page 66 in this prospectus supplement. You should consult your tax advisor on the tax consequences to you of tendering your Banco Sabadell shares in the exchange offer.

Q.	When will I receive my BBVA shares?

A.

Under Spanish law, a number of procedural steps must be taken after the exchange offer is completed and before BBVA shares can be delivered. If the exchange offer is completed, BBVA expects that you will receive the BBVA shares you are entitled to receive pursuant to the exchange offer no later than the 15th Spanish stock exchange business day following the expiration date, in accordance with customary Spanish market practice. It is expected that the payment of cash in lieu of fractional BBVA shares will be made on the same date as the delivery of the BBVA shares.

Q.	Who can I call with questions regarding the exchange offer or this prospectus supplement?

A.

If you have more questions about the exchange offer or this prospectus supplement, you should contact Sodali & Co. at the following address, telephone number or email: 430 Park Avenue, 14th Floor, New York, New York, 10022, United States of America; (800) 206-5881 (in North America) or +1 (289) 695-3075 (outside of North America); BBVA@info.sodali.com.

WHERE YOU CAN FIND MORE INFORMATION

BBVA files annual reports on Form 20-F with, and furnishes other reports and information on Form 6-K to, the SEC. The SEC maintains an Internet site at http://www.sec.gov that contains in electronic form the reports and other information that BBVA has electronically filed with, or furnished to, the SEC. BBVA maintains a website at https://shareholdersandinvestors.bbva.com.

You may obtain a copy of BBVA’s reports at no cost to you from the SEC at the SEC’s website (http://www.sec.gov) or, with respect to reports incorporated by reference in this prospectus supplement and the September 8, 2025 Offer to Exchange/Prospectus, by writing or calling Sodali & Co. at the following address, telephone number or email:

Sodali & Co.

430 Park Avenue, 14th Floor

New York, New York, 10022

United States of America

Telephone: (800) 206-5881 (in North America) or +1 (289) 695-3075 (outside of North America)

Email: BBVA@info.sodali.com

BBVA has filed with the SEC the Registration Statement to register under the Securities Act the offer and sale of BBVA shares pursuant to the U.S. tranche of the exchange offer. This prospectus supplement and the September 8, 2025 Offer to Exchange/Prospectus each forms a part of the Registration Statement.

DOCUMENTS INCORPORATED BY REFERENCE ARE ALSO AVAILABLE FROM BBVA WITHOUT CHARGE UPON REQUEST TO SODALI & CO. IN ORDER TO ENSURE TIMELY DELIVERY OF ANY OF THESE DOCUMENTS, ANY REQUEST SHOULD BE SUBMITTED NO LATER THAN FIVE U.S. BUSINESS DAYS PRIOR TO THE THEN-SCHEDULED EXPIRATION DATE OF THE EXCHANGE OFFER. THIS DEADLINE IS CURRENTLY OCTOBER 3, 2025 BECAUSE THE EXPIRATION DATE OF THE EXCHANGE OFFER IS CURRENTLY OCTOBER 10, 2025 BUT THE ACTUAL DEADLINE WILL BE DIFFERENT IF THE EXCHANGE OFFER IS EXTENDED BY THE CNMV IN ACCORDANCE WITH THE SPANISH TAKEOVER REGULATION. IF YOU REQUEST ANY INCORPORATED DOCUMENTS FROM SODALI & CO., SODALI & CO. WILL RESPOND TO YOUR REQUEST WITHIN ONE U.S. BUSINESS DAY AFTER SODALI & CO. RECEIVES YOUR REQUEST, AND SEND YOU THE INCORPORATED DOCUMENTS BY FIRST CLASS MAIL OR OTHER EQUALLY PROMPT MEANS.

All information contained in this prospectus supplement and the September 8, 2025 Offer to Exchange/Prospectus relating to Banco Sabadell has been taken from publicly-available sources published by Banco Sabadell. Furthermore, any assumptions and/or estimates that BBVA has made relating to Banco Sabadell in connection with the exchange offer are based solely on publicly-available information. Information provided by either BBVA or Banco Sabadell does not constitute any representation, estimate or projection of the other.

BBVA has not authorized anyone to give any information or make any representation about the exchange offer that is different from, or in addition to, the information contained in this prospectus supplement, the September 8, 2025 Offer to Exchange/Prospectus or in any materials incorporated by reference herein and therein. The information contained in this prospectus supplement and the September 8, 2025 Offer to Exchange/Prospectus speaks only as of the respective date of this prospectus supplement and the September 8, 2025 Offer to Exchange/Prospectus unless the information specifically indicates that another date applies.

With the exception of the reports specifically incorporated by reference in this prospectus supplement and the September 8, 2025 Offer to Exchange/Prospectus as set forth in “Incorporation of Certain Information by Reference” in this prospectus supplement and the September 8, 2025 Offer to Exchange/Prospectus, material contained on or accessible through websites is not incorporated into this prospectus supplement or the September 8, 2025 Offer to Exchange/Prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The rules of the SEC allow BBVA to “incorporate by reference” the information BBVA files with, or furnishes to, the SEC, which means:

•	incorporated documents are considered part of this prospectus supplement and the September 8, 2025 Offer to Exchange/Prospectus;

•	BBVA can disclose important information to you by referring you to those documents; and

•

information that BBVA files with, or furnishes to, the SEC in the future and incorporates by reference in this prospectus supplement and the September 8, 2025 Offer to Exchange/Prospectus will automatically update and supersede information in this prospectus supplement and the September 8, 2025 Offer to Exchange/Prospectus and information previously incorporated by reference in this prospectus supplement and the September 8, 2025 Offer to Exchange/Prospectus.

This means that you must look at all of the SEC filings that BBVA incorporates by reference to determine if any of the statements in this prospectus supplement, the September 8, 2025 Offer to Exchange/Prospectus or in any document previously incorporated by reference have been modified or superseded.

BBVA has incorporated by reference certain documents into the September 8, 2025 Offer to Exchange/Prospectus. BBVA incorporates by reference the following documents in this prospectus supplement:

•	BBVA’s report on Form 6-K announcing the revised terms of the exchange offer, furnished to the SEC on September 22, 2025 (Accession No. 0001193125-25-209952); and

•

any filings made by BBVA with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, as well as any report on Form 6-K furnished to the SEC to the extent the Form 6-K expressly states that it is being incorporated by reference in this prospectus supplement and the September 8, 2025 Offer to Exchange/Prospectus, on or after the respective date of this prospectus supplement and the September 8, 2025 Offer to Exchange/Prospectus and prior to the termination of the exchange offer.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies, you should rely on the statements made in the most recent document.

You may obtain a copy of these documents at no cost to you (other than exhibits not specifically incorporated by reference) from the SEC at the SEC’s website (http://www.sec.gov) or by writing or telephoning Sodali & Co. at the following address, telephone number or email:

Sodali & Co.

430 Park Avenue, 14th Floor

New York, New York, 10022

United States of America

Telephone: (800) 206-5881 (in North America) or +1 (289) 695-3075 (outside of North America)

Email: BBVA@info.sodali.com

Upon your request, Sodali & Co. will provide to you without charge copies of any or all reports and documents that are incorporated by reference into this prospectus supplement and the September 8, 2025 Offer to Exchange/Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference). Requests for such copies should be directed to Sodali & Co. at 430 Park Avenue, 14th Floor, New York, New York, 10022, United States of America; (800) 206-5881 (in North America) or +1 (289) 695-3075 (outside of North America); BBVA@info.sodali.com. To obtain timely delivery of any of these documents, you must request them no later than five U.S. business days before the then-scheduled expiration date of the exchange offer. This deadline is currently October 3, 2025 because the expiration date of the exchange offer is currently October 10, 2025, but the actual deadline will be different if the exchange offer is extended by the CNMV in accordance with the Spanish Takeover Regulation.

BBVA has provided only the information contained in, or incorporated by reference into, this prospectus supplement and the September 8, 2025 Offer to Exchange/Prospectus in deciding whether or not to accept the exchange offer. BBVA has not authorized anyone to provide you with any information that is different from what is contained in, or incorporated by reference into, this prospectus supplement and the September 8, 2025 Offer to Exchange/Prospectus. The information contained in, or incorporated by reference into, this prospectus supplement and the September 8, 2025 Offer to Exchange/Prospectus is accurate only as of its date. You should not assume that such information is accurate as of any other date and neither the mailing of this prospectus supplement or the September 8, 2025 Offer to Exchange/Prospectus to you nor the issuance of BBVA shares in connection with the exchange offer shall create any implication to the contrary.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements included in this prospectus supplement or the September 8, 2025 Offer to Exchange/Prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. BBVA also may make forward-looking statements in BBVA’s other documents filed with, or furnished to, the SEC that are incorporated by reference into this prospectus supplement or the September 8, 2025 Offer to Exchange/Prospectus. Forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “estimate”, “forecast”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and “future” or by the use of similar expressions or variations on such expressions, or by the discussion of strategy or objectives. Forward-looking statements are based on current plans, estimates and projections, are not guarantees of future performance and are subject to inherent risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements.

In particular, this prospectus supplement, the September 8, 2025 Offer to Exchange/Prospectus and certain documents incorporated herein and therein include forward-looking statements or guidance regarding or relating but not limited to BBVA’s future financial position, plans and objectives management for future operations, results of operations, synergies, impairment loss, provisions, capital, leverage and other regulatory ratios, capital distributions, management objectives and/or strategic initiatives, commitments and targets (including, without limitation, ESG commitments and targets), the outcome of legal and regulatory actions and proceedings and risk management, including BBVA’s potential exposure to various types of risk such as market risk, interest rate risk, currency risk and equity risk, and other statements that are not historical facts. For example, certain of the market risk disclosures are dependent on choices about key model characteristics, assumptions and estimates, and are subject to various limitations. By their nature, certain market risk disclosures are only estimates and could be materially different from what actually occurs in the future.

BBVA has identified some of the risks inherent in forward-looking statements in “Item 3. Key Information—Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of its 2024 Form 20-F and “Item 4B. Business Overview”, “Item 4E. Selected Statistical Information”, “Item 5. Operating and Financial Review and Prospects” and “Other Matters” in the BBVA First Half 2025 Results Form 6-K, as well as in “Risk Factors” in this prospectus supplement and the September 8, 2025 Offer to Exchange/Prospectus. Other factors could also adversely affect BBVA’s results or the accuracy of forward-looking statements in this prospectus supplement, the September 8, 2025 Offer to Exchange/Prospectus and the documents incorporated by reference herein and therein, and you should not consider the factors discussed here, in the September 8, 2025 Offer to Exchange/Prospectus or in such other documents (including the sections of BBVA’s 2024 Form 20-F and the BBVA First Half 2025 Results Form 6-K listed above) to be a complete set of all potential risks or uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by forward-looking statements include, among others:

•

the deterioration of economic conditions or the alteration of the institutional environment of the countries in which BBVA operates, especially Spain, Mexico and Turkey, including any adverse developments, or the perception that such developments may occur, regarding credit quality, public debt sustainability, economic or fiscal policy and sovereign ratings, particularly Spain’s, Mexico’s and Turkey’s, among other factors. Financial and macroeconomic volatility may increase as a result of, among other factors, U.S. administration policies, including tariffs and fiscal and regulatory changes. The effects of, and uncertainty arising from, these policies and large fiscal deficits have raised the U.S. risk premium, pushing up long-term sovereign yields and weakening the U.S. dollar, and they may spark further market instability;

•	the effects of geopolitical tensions and economic challenges in recent years including, among other factors, the ongoing conflicts in Ukraine and in the Middle East, long-standing United States–China rivalry, including recent trade tariffs, the escalation of trade tariffs globally, and changes in policies generally. Furthermore, there is the risk of a sharp global growth slowdown;

•

changes or volatility in interest rates, foreign exchange rates, asset prices, equity markets, commodity prices (including energy prices), inflation or deflation and, in particular, as of the date of this prospectus supplement, the depreciation of the currencies of the non-euro geographical areas in which BBVA operates, high inflation, stagflation due to more intense or prolonged supply crises, high interest rates in most of the geographical areas where BBVA operates (which may impact default rates) and low real interest rates in Turkey (which may affect BBVA’s margins);

•

adverse developments in emerging economies, in particular Latin America and Turkey, including unfavorable political and economic developments, social instability and changes in governmental policies, including expropriation, nationalization, exchange controls or other limitations on the distribution or repatriation of dividends, international ownership legislation, tax policies, interest rate caps, fee caps and other policies affecting the banking sector, including the “liraization” strategy in Turkey (which seeks to increase the weight of Turkish lira-denominated assets and liabilities of the banking system). Further, emerging economies generally face higher anti-money laundering and ESG risk levels;

•

in Spain, political, regulatory and economic uncertainty may have a negative impact on economic activity, and there is a risk that public policies could be adopted that have an adverse impact on the economy or BBVA’s business;

•	downgrades in BBVA’s credit ratings or in sovereign credit ratings, particularly Spain’s, Mexico’s and Turkey’s respective credit ratings;

•

the monetary, interest rate and other policies of central banks, and the trade, economic and other policies of governments, in the EU, Spain, Mexico, Turkey, the United States and elsewhere, including the impact of the still-prevailing high interest rates and the escalation of trade tariffs globally on the BBVA Group’s results of operations (including potential mark-to-market losses on securities portfolios, reduced demand for credit, increased funding costs and higher default rates). Moreover, any interest rate reductions may result in higher inflation and adversely affect the BBVA Group’s results of operations;

•	adjustments in the real estate markets in the geographical areas in which BBVA operates, in particular in Spain, Mexico and Turkey;

•	the success of BBVA’s acquisitions and investments, divestitures, mergers, joint ventures and strategic alliances;

•

BBVA’s ability to complete the exchange offer and operate Banco Sabadell’s business successfully (subject to compliance with the Council of Ministers’ Authorization), and any unanticipated costs, losses or other impacts in connection therewith;

•

the effects of competition in the markets in which BBVA operates and the rise of neobanks (a new generation of financial institutions that operate exclusively online), which may be affected by regulation or deregulation affecting BBVA or its competitors, and BBVA’s ability to manage information technology obsolescence, implement technological advances on a timely basis or at all and effectively capture the benefits of emerging technologies, including cloud computing, artificial intelligence, big data analysis, crypto-currencies and alternative payment systems;

•

BBVA’s ability to comply with various legal and regulatory regimes and the impact of applicable laws and regulations on BBVA’s operations, including capital, resolution, liquidity, provision and consumer protection requirements, and the increasing tax burden;

•	changes in consumer spending and savings habits, including changes in government policies which may influence spending, saving and investment decisions;

•

BBVA’s ability to continue to access sources of liquidity and funding, including public sources of liquidity such as the funding provided by the ECB under its programs, and BBVA’s ability to receive dividends and other funds from BBVA’s subsidiaries;

•	the effectiveness of BBVA’s debt recovery policy, including BBVA’s ability to recover aged non-performing loans;

•	BBVA’s ability to hedge certain risks economically, including exchange rate risk;

•

BBVA’s ability to address physical, regulatory, reputational, transition and business risks associated with climate change and emerging and developing ESG standards, including BBVA’s ability to meet any ESG expectations, targets or obligations and the cost thereof;

•	BBVA’s ability to make payments on certain substantial unfunded amounts relating to commitments with personnel;

•	the performance of BBVA’s international operations and BBVA’s ability to manage such operations;

•	weaknesses or failures in the BBVA Group’s internal or outsourced processes, systems (including information technology systems) and security;

•

weaknesses or failures of BBVA’s anti-money laundering or anti-terrorism programs, or of BBVA’s internal policies, procedures, systems and other mitigating measures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations;

•	security breaches, including cyberattacks and identity theft;

•

the outcome of legal and regulatory actions and proceedings, both those to which the BBVA Group is currently exposed and any others which may arise in the future, including actions and proceedings related to former subsidiaries of the BBVA Group or in respect of which the BBVA Group may have indemnification obligations, as well as legal and regulatory actions and proceedings against other financial institutions, especially if such actions or proceedings result in rulings that affect the industry generally or lead to changes in the BBVA Group’s practices;

•	actions that are incompatible with BBVA’s ethics and compliance standards, and BBVA’s failure to timely detect or remedy any such actions;

•

BBVA’s success in managing the risks involved in the foregoing, which depends, among other things, on the adequacy of BBVA’s internal risk models and BBVA’s ability to anticipate events that are not captured or fully accounted for in the models BBVA uses or which otherwise require BBVA to successfully adjust its risk parameters, risk appetite framework and estimations to account for the foregoing and any changes in market conditions; and

•	force majeure and other events beyond BBVA’s control.

In addition to the above, BBVA has identified certain risks that are specific to the exchange offer, that could also cause actual results to differ materially from those expressed or implied by forward-looking statements. See “Risk Factors—Risks Relating to the Exchange Offer” in this prospectus supplement and the September 8, 2025 Offer to Exchange/Prospectus.

Readers are cautioned not to place undue reliance on forward-looking statements. In addition, the forward-looking statements made in this prospectus supplement or the September 8, 2025 Offer to Exchange/Prospectus

(or any particular document) speak only as of the date of this prospectus supplement or the September 8, 2025 Offer to Exchange/Prospectus, as applicable (or any such particular document). BBVA does not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date thereof, including, without limitation, changes in BBVA’s business, strategy, targets or expectations, including as a result of the occurrence of unanticipated events, and BBVA does not assume any responsibility to do so. You should, however, consult any further disclosures of a forward-looking nature BBVA may make in BBVA’s other documents filed with, or furnished to, the SEC that are incorporated by reference into this prospectus supplement or the September 8, 2025 Offer to Exchange/Prospectus.

The safe harbors for forward-looking statements under Section 27A of the Securities Act and Section 21E of the Exchange Act, added by the Private Securities Litigation Reform Act of 1995, do not apply to forward-looking statements made in connection with a tender offer.

SUMMARY

The summary included below does not contain all the information that is important to you. Before you decide whether or not to tender your Banco Sabadell shares, you should read carefully this entire prospectus supplement and the entire September 8, 2025 Offer to Exchange/Prospectus as well as the documents that are incorporated by reference herein and therein. See “Where You Can Find More Information” in this prospectus supplement beginning on page 8 and “Incorporation of Certain Information by Reference” in this prospectus supplement beginning on page 9 and in the September 8, 2025 Offer to Exchange/Prospectus beginning on page 19.

The respective sections of the “Summary” section in the September 8, 2025 Offer to Exchange/Prospectus set forth below are amended and supplemented as follows. The information below should be read in conjunction with, and as a supplement to, the section “Summary” in the September 8, 2025 Offer to Exchange/Prospectus beginning on page 28.

Risk Factors (page 23 of this prospectus supplement and page 42 of the September 8, 2025 Offer to Exchange/Prospectus)

An investment in BBVA shares involves risks. In considering whether or not to tender your Banco Sabadell shares in the exchange offer, you should carefully consider the information about these risks set forth under “Risk Factors” in this prospectus supplement beginning on page 23 and in the September 8, 2025 Offer to Exchange/Prospectus beginning on page 42, together with the other information included or incorporated by reference into this prospectus supplement and the September 8, 2025 Offer to Exchange/Prospectus.

The Exchange Offer (page 54 of this prospectus supplement and page 122 of the September 8, 2025 Offer to Exchange/Prospectus)

Exchange Offer

BBVA is undertaking the exchange offer pursuant to the offering documents published (or that will be published) in Spain and made available (or that will be made available) to all shareholders of Banco Sabadell, to acquire all of the issued and outstanding Banco Sabadell shares.

The exchange offer is addressed to U.S. holders of Banco Sabadell shares pursuant to this prospectus supplement and the September 8, 2025 Offer to Exchange Prospectus.

Consideration	If the exchange offer is completed, you will receive BBVA shares at an exchange ratio of one newly-issued BBVA share for each 4.8376 Banco Sabadell shares (adjusted, as the case may be, as described in this prospectus supplement) you tender into, and do not withdraw from, the exchange offer.

Fractional BBVA Shares	No fractional BBVA shares will be issued in connection with the exchange offer. Instead of any such fractional BBVA shares that a tendering holder of Banco Sabadell shares would otherwise be entitled to receive, BBVA will pay to the relevant tendering holder an amount in cash equal to the weighted average price per BBVA share during the 15 trading sessions prior to the expiration date (including the expiration date) multiplied by the fraction of a BBVA share that a tendering holder of Banco Sabadell shares would otherwise be entitled to receive in accordance with the exchange ratio of 4.8376 (adjusted, as the case may be, as described in this prospectus supplement). Such amount in cash will be rounded to the nearest euro cent and, in the event of a half of a euro cent, to the immediately higher euro cent. Under no circumstances will interest be paid on the cash to be received in lieu of any fractional shares.

Exchange Offer Cash Consideration	Pursuant to the revised terms of the exchange offer, tendering holders of Banco Sabadell shares will not receive any cash in exchange for their Banco Sabadell shares (except as described above with respect to any fractional BBVA shares) as the terms of the exchange offer described in the September 8, 2025 Offer to Exchange/Prospectus have been revised to include solely BBVA shares.

Commencement; Expiration Date	The exchange offer commenced on September 5, 2025. You may tender your Banco Sabadell shares into the exchange offer at any time prior to the expiration time, which is 5:59:59 p.m. Eastern time (11:59:59 p.m. Central European time) on the expiration date (which is currently October 10, 2025). The exchange offer period may be extended as described below.

Extensions

On September 21, 2025, the board of directors of BBVA took the decision to waive the extension of the exchange offer under Article 23.2 of the Spanish Takeover Regulation.

However, the CNMV may extend the exchange offer acceptance period at its own discretion under the circumstances set forth in the Spanish Takeover Regulation, including (i) following a supplement to the offering documents published (or that will be published) in Spain when the CNMV considers that the materiality of the information disclosed in such supplement makes the extension of the exchange offer appropriate; or (ii) in other cases where the CNMV deems such extension necessary, through a justified resolution and to the extent legally possible.

Conditions to Completion of the Exchange Offer	Completion of the exchange offer is subject to the conditions set forth in “The Exchange Offer—Conditions to Completion of the Exchange

Offer” in the September 8, 2025 Offer to Exchange/Prospectus beginning on page 125.

Procedure for Tendering	Holders of Banco Sabadell shares who wish to tender their Banco Sabadell shares into the exchange offer must (i) submit their declaration of acceptance in writing to the Iberclear participant where their Banco Sabadell shares are deposited, either in person, by electronic means or by any other means permitted by such Iberclear participant, or (ii) submit their declaration of acceptance to BBVA, as agent bank, either in person at any BBVA office or by electronic means, provided that such holder’s Banco Sabadell shares are deposited directly with an Iberclear participant (e.g., this option (ii) is not available to holders of Banco Sabadell shares that hold their Banco Sabadell shares through foreign entities that are not Iberclear participants).

Withdrawal	Holders of Banco Sabadell shares may withdraw their declarations of acceptance at any time prior to the last day of the acceptance period by submitting their declaration of withdrawal in writing to (i) the Iberclear participant where their Banco Sabadell shares are deposited, either in person, by electronic means or by any other means permitted by such Iberclear participant or (ii) BBVA as market participant and in its condition as agent bank, if they have submitted their declarations of acceptance to BBVA acting in such capacity. Pursuant to article 34 of the Spanish Takeover Regulation, any declaration of withdrawal subject to a condition will be null and void.

BBVA’s Reasons for the Exchange Offer (page 51 of this prospectus supplement and page 115 of the September 8, 2025 Offer to Exchange/Prospectus)

In unanimously approving the exchange offer, BBVA’s board of directors considered a variety of factors in favor of the exchange offer. BBVA, following consideration and analysis by its board of directors, subsequently decided not to withdraw the exchange offer as a result of the Council of Ministers’ Authorization and the authorization of the TSB Sale and the approval of the payment of the TSB Sale Dividend by Banco Sabadell’s respective extraordinary general shareholders’ meetings.

BBVA is undertaking the exchange offer in order to acquire control of Banco Sabadell, which would result in Banco Sabadell becoming part of the BBVA Group. As soon as possible thereafter, and subject to compliance with the Council of Ministers’ Authorization, BBVA intends to promote a merger of the two entities. Pursuant to the Council of Ministers’ Authorization, BBVA will be able to undertake a merger with Banco Sabadell only following the No-merger Period, although a merger may be possible sooner if the Autonomy Condition is declared void as a result of the Administrative Appeal. For additional information on the Council of Ministers’ Authorization, see “The Exchange Offer—Antitrust Authorizations—Spanish Antitrust Authorization” in the September 8, 2025 Offer to Exchange/Prospectus.

BBVA believes that the acquisition of control of Banco Sabadell and Banco Sabadell becoming part of the BBVA Group following completion of the exchange offer creates value for the shareholders of both entities, even though compliance with the Council of Ministers’ Authorization will delay the full realization of the expected synergies until consummation of a merger with Banco Sabadell. In particular, BBVA believes that the acquisition of control of Banco Sabadell and Banco Sabadell becoming part of the BBVA Group will result in:

i.

the achievement of a larger scale in a highly competitive sector, resulting in higher efficiency. Scale is essential in the financial sector in order to be able to meet increasing fixed costs associated with the investments in technology that will need to be made over the next few years in the face of changing client needs;

ii.	the creation of a group that reflects the financial results of both entities;

iii.	the consolidation of very complementary businesses, both in terms of geographical diversification and in terms of positioning in different client segments in Spain; and

iv.	a consolidated group with a level of solvency above 12% CET1, resilience to external shocks and a lower vulnerability through economic cycles due to increased diversification.

Additionally, BBVA believes that completion of the exchange offer will have a positive impact on the clients and employees of both entities and society as a whole.

Shareholding of BBVA’s Directors, Executive Officers and Their Affiliates (page 76 of this prospectus supplement)

As of September 19, 2025, the shareholding of BBVA’s directors, executive officers and their affiliates represented approximately 0.16% of the outstanding BBVA shares.

TSB Sale (page 57 of this prospectus supplement)

On July 1, 2025, Banco Sabadell published the TSB Sale Inside Information Notice, informing that it had received a binding offer for the consummation of the TSB Sale, and announcing its decision to call an extraordinary general shareholders’ meeting to approve the TSB Sale and the payment of the TSB Sale Dividend. According to the TSB Sale Inside Information Notice, the TSB Sale is subject to the satisfaction of certain conditions precedent, including the authorization of the TSB Sale by Banco Sabadell’s extraordinary general shareholders’ meeting. On August 6, 2025, extraordinary general shareholders’ meetings of Banco Sabadell (i) authorized the TSB Sale and (ii) approved the payment of the TSB Sale Dividend, respectively. Closing of the TSB Sale is expected to occur in the first quarter of 2026. For additional information on the TSB Sale, see “The Exchange Offer—TSB Sale”.

On August 11, 2025, BBVA publicly announced its decision not to withdraw the exchange offer as a result of the authorization of the TSB Sale and the approval of the payment of the TSB Sale Dividend by Banco Sabadell’s respective extraordinary general shareholders’ meetings. Accordingly, if all offer conditions are satisfied as of the end of the acceptance period, BBVA will be required to proceed with completion of the exchange offer despite the proposed TSB Sale.

The exchange ratio for the exchange offer will be adjusted as a result of the payment of the TSB Sale Dividend only if the TSB Sale Dividend has an ex-dividend date occurring prior to the date of publication of the results of the exchange offer in the Official Quotation Bulletins. Given that, according to the TSB Sale Inside Information Notice, the closing of the TSB Sale is expected to occur in the first quarter of 2026 (therefore, after the expected end of the acceptance period) and the payment of the TSB Sale Dividend is conditional upon closing of the TSB Sale, the exchange ratio is not expected to be adjusted as a result of the payment of the TSB Sale Dividend.

For additional information on the potential consequences of the TSB Sale, see “Risk Factors—Risks Relating to the Exchange Offer—If the exchange offer is completed and the TSB Sale is consummated, TSB will, following consummation of the TSB Sale, no longer be part of the BBVA Group. Additionally, the exchange ratio for the exchange offer would be adjusted as a result of the payment of the TSB Sale Dividend only if the ex-dividend date occurs prior to the date of publication of the results of the exchange offer in the Official Quotation Bulletins. Given that, according to the TSB Sale Inside Information Notice, the closing of the TSB Sale is expected to occur in the first quarter of 2026, the exchange ratio is not expected to be adjusted as a result of the payment of the TSB Sale Dividend” in the September 8, 2025 Offer to Exchange/Prospectus.

Certain Consequences of the Exchange Offer (page 72 of this prospectus supplement and page 154 of the September 8, 2025 Offer to Exchange/Prospectus)

The acquisition of Banco Sabadell shares by BBVA pursuant to the exchange offer will reduce the number of holders of Banco Sabadell shares and the number of Banco Sabadell shares that might otherwise trade publicly and, depending on the number of Banco Sabadell shares acquired by BBVA pursuant to the exchange offer, could adversely affect the liquidity of any remaining Banco Sabadell shares held by the public or result in their automatic delisting from the Spanish Stock Exchanges if BBVA obtains the percentage of voting rights required to exercise its squeeze-out right.

If the requirements set forth in articles 116 of the Securities Market Law and 47 of the Spanish Takeover Regulation are met, which would require that (i) the exchange offer be accepted by holders of Banco Sabadell shares representing at least 90% of the Banco Sabadell shares subject to the exchange offer; and (ii) following completion of the exchange offer, BBVA holds a number of Banco Sabadell shares representing at least 90% of the voting rights in Banco Sabadell’s share capital (excluding, in each case, any treasury shares held by Banco Sabadell), BBVA will exercise its right to demand the squeeze-out of the remaining Banco Sabadell shares at the same consideration as offered pursuant to the exchange offer (adjusted, as the case may be, as described in this prospectus supplement). To this effect, within the three Spanish stock exchange business days following the publication of the results of the exchange offer on the website of the CNMV, BBVA will communicate to the CNMV and publicly announce whether or not the requirements to execute a squeeze-out transaction have been met. In that announcement, or within the two following Spanish stock exchange business days, BBVA will announce the date of the squeeze-out transaction. In accordance with article 48.4 of the Spanish Takeover Regulation, such date will be fixed between the 15th and the 20th Spanish business day following the date of such announcement. Such decision will be irrevocable. Upon settlement of such squeeze-out transaction, the Banco Sabadell shares will be automatically delisted from the Spanish Stock Exchanges.

Even if a squeeze-out transaction is effected, pursuant to the Council of Ministers’ Authorization, BBVA will need to comply with the Autonomy Condition during the No-merger Period, except to the extent the Autonomy Condition is declared void as a result of the Administrative Appeal.

Source and Amount of Funds (page 76 of this prospectus supplement)

The exchange offer is not conditioned upon any financing arrangements, and no funds have been borrowed for purposes of the exchange offer. BBVA will use general corporate funds to pay any cash in lieu of fractional BBVA shares pursuant to the exchange offer.

Dividend Payments (page 64 of this prospectus supplement)

If Banco Sabadell makes any distribution of dividends, reserves or any other type of distribution to its shareholders (regardless of whether it is an ordinary, extraordinary, interim or complementary distribution) prior to the settlement of the exchange offer or, if applicable, after the settlement of the exchange offer but before the settlement of a subsequent squeeze-out transaction, the share exchange offered as consideration in the exchange offer or in such subsequent squeeze-out transaction, or both, as applicable, will be adjusted accordingly by an amount equal to the gross amount of the distribution per Banco Sabadell share. The adjustment will be made taking into account the weighted average price per BBVA share during the three-month period prior to the announcement of the revised terms of the exchange offer (that is, €14.4880 per BBVA share) and the equivalent price per Banco Sabadell share resulting from the application of the exchange ratio of 4.8376 (that is, €2.9949 per Banco Sabadell share), reduced by the amount of any distribution of dividends, reserves or any other type of distribution by Banco Sabadell to Banco Sabadell’s shareholders after the date of the publication of BBVA’s announcement of the revised terms of the exchange offer but prior to the settlement of the exchange offer or, if applicable, after the settlement of the exchange offer but before the settlement of a subsequent squeeze-out transaction. Notwithstanding the foregoing, the consideration payable upon settlement of the exchange offer or settlement of a subsequent squeeze-out transaction, or both, as applicable, will not be adjusted for a distribution of dividends, reserves or any other type of distribution to shareholders with an ex-dividend date that occurs after the date of publication of the results of the exchange offer in the Official Quotation Bulletins. There may be adjustments as a consequence of any distribution of dividends, reserves or any other type of distribution, which have not been announced as of the date of this prospectus supplement, by Banco Sabadell to Banco Sabadell’s shareholders prior to the settlement of the exchange offer or, if applicable, after the settlement of the exchange offer but before the settlement of a subsequent squeeze-out transaction, and any such adjusted exchange ratio would be rounded to four decimals places, with 0.00005 being rounded up. There will be no adjustments to the share exchange offered as consideration in the exchange offer or in any subsequent squeeze-out transaction, or both, as applicable, as a result of the acquisition by Banco Sabadell of any Banco Sabadell shares pursuant to the Banco Sabadell Share Buy-Back Programs or any other share buy-back program.

If BBVA makes any distribution of dividends, reserves or any other type of distribution to its shareholders (regardless of whether it is an ordinary, extraordinary, interim or complementary distribution) prior to the settlement of the exchange offer or, if applicable, after the settlement of the exchange offer but before the settlement of a subsequent squeeze-out transaction, the consideration payable upon settlement of the exchange offer or settlement of such subsequent squeeze-out transaction, or both, as applicable, will be adjusted upwards by including a cash payment for each Banco Sabadell share tendered pursuant to the exchange offer or acquired in such subsequent squeeze-out transaction, or both, as applicable, equal to the gross amount of the relevant distribution per BBVA share divided by the exchange ratio of 4.8376 (adjusted, as the case may be, as described in this prospectus supplement). Notwithstanding the foregoing, the consideration payable upon settlement of the exchange offer or settlement of a subsequent squeeze-out transaction, or both, as applicable, will not be adjusted for a distribution of dividends, reserves or any other type of distribution to shareholders with an ex-dividend date that occurs after the date of publication of the results of the exchange offer in the Official Quotation Bulletins. There will be no adjustments to the consideration offered in the exchange offer or in any subsequent squeeze-out transaction, or both, as applicable, as a result of the acquisition by BBVA of any BBVA shares pursuant to any share buy-back program. BBVA does not intend to make any distribution of dividends, reserves or any other type of distribution to its shareholders (regardless of whether it is an ordinary, extraordinary, interim or complementary distribution) during the acceptance period.

Tendering holders of Banco Sabadell shares who become shareholders of BBVA pursuant to the exchange offer will no longer receive any dividends paid by Banco Sabadell that have an ex-dividend date that occurs after the date of publication of the results of the exchange offer in the Official Quotation Bulletins but will however receive any dividends paid by BBVA that have an ex-dividend date that occurs after the date of publication of the results of the exchange offer in the Official Quotation Bulletins.

Spanish Tax Consequences for U.S. Shareholders (page 65 of this prospectus supplement and page 144 of the September 8, 2025 Offer to Exchange/Prospectus)

As a general rule, no charge to Spanish tax (including Spanish Transfer Tax or Value Added Tax) will arise to Qualifying Shareholders (as defined in “The Exchange Offer—Spanish Tax Consequences for U.S. Shareholders” beginning on page 144 of the September 8, 2025 Offer to Exchange/Prospectus) in respect of the exchange offer.

The ownership and disposition of BBVA shares by Qualifying Shareholders may entail Spanish tax implications. However, under certain conditions, dividends and capital gains obtained from BBVA shares by Qualifying Shareholders may benefit from the reduced rates and exemptions of the United States-Spain Treaty (as defined in “The Exchange Offer—Spanish Tax Consequences for U.S. Shareholders” beginning on page 144 of the September 8, 2025 Offer to Exchange/Prospectus).

U.S. Federal Income Tax Consequences for U.S. Holders (page 66 of this prospectus supplement)

The U.S. federal income tax consequences of the exchange offer are discussed under “The Exchange Offer—Tax Consequences—Material U.S. Federal Income Tax Considerations for U.S. Holders”. The discussion of the material U.S. federal income tax consequences contained in this prospectus supplement is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences that are applicable to you in respect of the exchange offer, nor does it address any tax considerations arising under U.S. state or local or non-U.S. tax laws. You are urged to consult your tax adviser regarding the tax consequences of the exchange offer.

Unaudited Condensed Pro Forma Financial Information (page 27 of this prospectus supplement)

The unaudited condensed pro forma financial information (the “pro forma financial information”) included herein gives effect to completion of the exchange offer based on the revised terms of the exchange offer described in this prospectus supplement.

The pro forma financial information included herein is based on, and should be read in conjunction with, the historical financial statements and related notes of BBVA and Banco Sabadell for the applicable periods included in, or incorporated by reference into, as applicable, the September 8, 2025 Offer to Exchange/Prospectus and this prospectus supplement. The pro forma financial information presented herein has not been audited and is presented exclusively for illustrative purposes. Due to its nature, this information presents a hypothetical scenario and may not represent the actual financial position or results of the BBVA Group and/or the Banco Sabadell Group, and is not necessarily indicative of what the financial situation or results of BBVA would have been under a combined scenario with the Banco Sabadell Group as of June 30, 2025 for purposes of the consolidated pro forma balance sheet, or for the six months ended June 30, 2025 or the year ended December 31, 2024 for purposes of the pro forma income statements, nor is it intended to project the future financial position or results of the group following completion of the exchange offer. In preparing the pro forma financial information included in this prospectus supplement BBVA did not have access to non-public information regarding Banco Sabadell. As a result, BBVA prepared the pro forma financial information using solely publicly-available information regarding Banco Sabadell, and financial information of BBVA. The adjustments included in the pro forma financial information solely include those that are factually supportable on the basis of the information that is publicly available to BBVA.

Comparative Market Price and Dividend Per Share Information (page 46 of this prospectus supplement)

BBVA shares are listed on the Spanish Stock Exchanges under the symbol “BBVA”. BBVA shares are also listed on the LSE under the symbol “BVA” and the Mexican Stock Exchange under the symbol “BBVA”. BBVA ADSs are listed on the NYSE under the symbol “BBVA”. Each BBVA ADS represents the right to receive one BBVA share. Banco Sabadell shares are listed on the Spanish Stock Exchanges under the symbol “SAB”.

The following table presents trading information for the securities on May 8, 2024, the last trading day before the publication of BBVA’s announcement of its intention to make the exchange offer, as reported on the Spanish Stock Exchanges.

Banco Sabadell Shares			BBVA Shares
High	Low	Close	High	Low	Close
€1.83	€1.79	€1.80	€10.43	€10.23	€10.29

The table below sets forth, for the periods indicated, the high and low closing prices of Banco Sabadell shares and BBVA shares as reported on the Spanish Stock Exchanges, respectively, as well as any dividend payments made. The share prices included below have not been adjusted for the payment of any dividend payment made after their respective reported date.

	Banco Sabadell Shares			BBVA Shares
	High	Low	Dividends	High	Low	Dividends
First Quarter 2022	€0.94	€0.59	N/A	€6.06	€4.49	N/A
Second Quarter 2022	€0.86	€0.68	€0.03	€5.32	€4.15	€0.23
Third Quarter 2022	€0.79	€0.60	N/A	€4.99	€4.00	N/A
Fourth Quarter 2022	€0.91	€0.70	€0.02	€5.70	€4.58	€0.12
First Quarter 2023	€1.33	€0.91	€0.02	€7.45	€5.78	N/A
Second Quarter 2023	€1.08	€0.88	N/A	€7.03	€6.12	€0.31
Third Quarter 2023	€1.16	€1.02	N/A	€7.71	€6.83	N/A
Fourth Quarter 2023	€1.35	€1.03	€0.03	€8.70	€7.39	€0.16
First Quarter 2024	€1.46	€1.11	N/A	€11.04	€8.00	N/A
Second Quarter 2024	€1.94	€1.40	€0.03	€11.24	€9.02	€0.39
Third Quarter 2024	€2.04	€1.71	N/A	€10.20	€8.62	N/A
Fourth Quarter 2024	€1.94	€1.74	€0.08	€9.77	€8.79	€0.29
First Quarter 2025	€2.81	€1.86	€0.1244	€13.59	€9.30	N/A
Second Quarter 2025	€2.84	€2.18	N/A	€13.77	€10.70	€0.41
Third Quarter 2025 (through September 19, 2025)	€3.45	€2.70	€0.07	€16.48	€12.63	N/A

The value of the BBVA shares that will be delivered as consideration in the exchange offer is subject to change as a result of the fluctuation in the market price of the BBVA shares during the pendency of the exchange offer and thereafter, and therefore will likely be different from the prices set forth above at the time of settlement of the exchange offer. See “Risk Factors—Risks Relating to the Exchange Offer—Because the exchange ratio is fixed, the value of the BBVA shares you will receive as a result of the exchange offer is likely to fluctuate”. Holders of Banco Sabadell shares are encouraged to obtain market quotations for the BBVA shares and the Banco Sabadell shares prior to making a decision with respect to the exchange offer.

On January 30, 2025, and in relation to the shareholders’ ordinary distribution for 2024, BBVA announced its intention to carry out a share buy-back program for a maximum aggregate amount of €993 million (the “BBVA Share Buy-Back Program”) aimed at reducing its share capital, which will not be undertaken until the exchange offer is completed or withdrawn.

RISK FACTORS

In addition to the matters described under “Cautionary Statement Regarding Forward-Looking Statements” in this prospectus supplement beginning on page 11, the risk factors contained under “Risk Factors” in the September 8, 2025 Offer to Exchange/Prospectus beginning on page 42 and the risk factors contained in the 2024 Form 20-F that is incorporated by reference into the September 8, 2025 Offer to Exchange/Prospectus, you should carefully consider the following risk factors before deciding whether or not to tender your Banco Sabadell shares into the exchange offer. Each of the matters described in these risk factors could have a material adverse effect on the businesses, financial condition and/or results of operations of BBVA and Banco Sabadell individually or as affiliated companies and on the market price of the BBVA shares and the Banco Sabadell shares.

The respective risk factors of the “Risk Factors” section in the September 8, 2025 Offer to Exchange/Prospectus set forth below are hereby amended and supplemented as follows. The risk factors below should be read, in conjunction with, and as a supplement to, the section “Risk Factors” in the September 8, 2025 Offer to Exchange/Prospectus beginning on page 42.

Risks Relating to the Exchange Offer

Completion of the exchange offer is subject to the Minimum Acceptance Condition. If such condition is not satisfied or waived, the exchange offer will not be completed. If BBVA waives the Minimum Acceptance Condition and the exchange offer is completed, BBVA will be required to launch a Mandatory Tender Offer.

As described in the September 8, 2025 Offer to Exchange/Prospectus under “The Exchange Offer—Conditions to Completion of the Exchange Offer”, completion of the exchange offer is subject to the satisfaction or waiver of the Minimum Acceptance Condition.

As of the date of this prospectus supplement, the Minimum Acceptance Condition is pending satisfaction or waiver. As a result, if the number of Banco Sabadell shares that permits BBVA to acquire at least more than half of the voting rights of the Banco Sabadell shares at the end of the acceptance period (excluding any treasury shares held by Banco Sabadell as of that time) do not accept the exchange offer before the end of the acceptance period, and BBVA does not waive the Minimum Acceptance Condition, the exchange offer will not be completed.

Alternatively, if the number of Banco Sabadell shares that permits BBVA to acquire at least more than half of the voting rights of the Banco Sabadell shares at the end of the acceptance period (excluding any treasury shares held by Banco Sabadell as of that time) do not accept the exchange offer before the end of the acceptance period, and BBVA waives the Minimum Acceptance Condition and therefore the exchange offer is completed, BBVA will hold less than a majority (but at least a 30%) interest in Banco Sabadell following completion of the exchange offer. If BBVA holds less than a majority (but at least a 30%) interest in Banco Sabadell following completion of the exchange offer as a result of a waiver of the Minimum Acceptance Condition, pursuant to the Spanish Takeover Regulation, BBVA will be required within one month following completion of the exchange offer to request CNMV authorization to launch a Mandatory Tender Offer. Pursuant to the Spanish Takeover Regulation, a Mandatory Tender Offer would need to be made at an “equitable price” in cash in accordance with article 9.2.e) of the Spanish Takeover Regulation. Pursuant to the Spanish Takeover Regulation, as an alternative to cash consideration, BBVA may (but it is not obligated to) also offer shares, or a combination of cash and shares, pursuant to a Mandatory Tender Offer, at the election of any tendering Banco Sabadell shareholders (so that such tendering Banco Sabadell shareholders could elect to receive the cash consideration or the alternative consideration of shares or a combination of cash and shares).

Based on the assumptions described under “The Exchange Offer—Certain Consequences of the Exchange Offer—Impact of the Acquisition of Control of Banco Sabadell on the BBVA Group’s CET1 Ratio—50% Acceptance Scenario”, BBVA estimates that, if the exchange offer were accepted by holders of Banco Sabadell shares representing 30% of the share capital of Banco Sabadell and the exchange offer were completed as a result of a waiver of the Minimum Acceptance Condition, and BBVA did not have control of Banco Sabadell upon completion of the exchange offer, the estimated impact on the CET1 ratio of the BBVA Group as of June 30, 2025, on a fully-loaded basis, would have been a positive impact of 21 basis points. See “The Exchange Offer—Conditions to Completion of the Exchange Offer—Potential Waiver by BBVA of the Minimum Acceptance Condition—Impact on the BBVA Group’s CET1 ratio”.

Additionally, if BBVA waives the Minimum Acceptance Condition, the exchange offer will not be eligible for the application of the Tax Neutral Regime and holders of Banco Sabadell shares who are resident in Spain will not benefit from the application of such regime.

Because the exchange ratio is fixed, the value of the BBVA shares you will receive as a result of the exchange offer is likely to fluctuate.

If you tender into, and do not withdraw your Banco Sabadell shares from, the exchange offer and the exchange offer is completed, you will receive BBVA shares at an exchange ratio of one newly-issued BBVA share for each 4.8376 Banco Sabadell shares tendered. While the exchange ratio will be subject to the potential adjustments described under “The Exchange Offer—Dividend Payments”, the exchange ratio will not be adjusted to reflect any changes in the market prices of any of the securities of either company. As a result, and subject to the potential adjustments described under “The Exchange Offer—Dividend Payments”, you will receive a fixed number of newly-issued BBVA shares in connection with the exchange offer, and changes in the market prices of these securities will affect the value of what you will receive.

Since there will be no adjustment to the exchange ratio for changes in the market price of either the BBVA shares or the Banco Sabadell shares, the value of the BBVA shares to be delivered to holders of Banco Sabadell who tender their Banco Sabadell shares into the exchange offer could be considerably higher or lower than it was at the time the exchange ratio was determined. Changes in operations and prospects of BBVA or Banco Sabadell since that time, general market and economic conditions, and other factors both within and outside BBVA’s and Banco Sabadell’s control may significantly alter the relative value of the companies at the time the exchange offer is completed.

The market prices of the BBVA shares and the Banco Sabadell shares are likely to fluctuate before completion of the exchange offer and this will affect the value represented by the exchange ratio both in terms of the Banco Sabadell shares tendered by you and what you will receive in exchange. If the price of the BBVA shares declines, holders of Banco Sabadell shares could receive less value for their Banco Sabadell shares upon completion of the exchange offer than the value calculated on the date the exchange offer was announced, as of the date of the filing of the September 8, 2025 Offer to Exchange/Prospectus, as of the date of the filing of this prospectus supplement or as of the date such holders of Banco Sabadell shares make their election and tendered their Banco Sabadell shares into the exchange offer.

The market prices of the BBVA shares and the Banco Sabadell shares are subject to general price fluctuations in the market for publicly-traded equity securities and have experienced significant volatility in the past. Market price variations in these securities could result from actual or investors’ perceptions of changes in the businesses, financial condition, results of operations or prospects of BBVA or Banco Sabadell prior to and/or following the exchange offer, regulatory considerations, legal proceedings, exchange rates, general market and economic conditions and other factors beyond the control of BBVA or Banco Sabadell. In addition, the ongoing businesses of Banco Sabadell and BBVA may be adversely affected by actions taken by Banco Sabadell or BBVA in connection with the exchange offer, including payment by the companies of certain costs relating to the exchange offer, including certain legal, accounting, financing and financial and other advisory fees. Changes in operations and prospects of BBVA or Banco Sabadell since the exchange ratio was determined, general market and economic conditions, and other factors both within and outside BBVA’s and Banco Sabadell’s control will not result in an adjustment of the exchange ratio.

In addition, a significant period of time may pass between the commencement of the exchange offer and the expiration date. Therefore, at the time you tender your Banco Sabadell shares pursuant to the exchange offer, you will not know the exact market value of the BBVA shares that you will receive if the exchange offer is completed.

If the exchange offer is completed, the liquidity of any Banco Sabadell shares not acquired by BBVA could be adversely affected. Further, BBVA may have the right to squeeze-out any remaining holders of Banco Sabadell shares.

The acquisition of Banco Sabadell shares by BBVA pursuant to the exchange offer will reduce the number of holders of Banco Sabadell shares and the number of Banco Sabadell shares that might otherwise trade publicly which, depending on the number of Banco Sabadell shares acquired by BBVA pursuant to the exchange offer, could adversely affect the liquidity of any remaining Banco Sabadell shares held by the public or result in their automatic delisting from the Spanish Stock Exchanges if BBVA obtains the percentage of voting rights required to exercise its squeeze-out right.

Even if the Banco Sabadell shares continue to be listed on the Spanish Stock Exchanges, the number of Banco Sabadell shares that are publicly held by shareholders other than BBVA or its affiliates may be so small that the liquidity of such securities may be significantly reduced and there may no longer be an active trading market for the Banco Sabadell shares. As a result of the foregoing, you should not assume that the Banco Sabadell shares will continue to be listed on the Spanish Stock Exchanges, or that there will be a liquid and active trading market or a continuation of current price levels for such securities after completion of the exchange offer.

In addition, if the requirements set forth in articles 116 of the Securities Market Law and 47 of the Spanish Takeover Regulation are met, which would require that (i) the exchange offer be accepted by holders of Banco Sabadell shares representing at least 90% of the Banco Sabadell shares subject to the exchange offer; and (ii) following completion of the exchange offer, BBVA holds a number of Banco Sabadell shares representing at least 90% of the voting rights in Banco Sabadell’s share capital (excluding, in each case, any treasury shares held by Banco Sabadell), BBVA will exercise its right to demand the squeeze-out of the remaining Banco Sabadell shares at the same consideration as offered pursuant to the exchange offer (adjusted, as the case may be, as described in this offer to exchange/prospectus). To this effect, within the three Spanish stock exchange business days following the publication of the results of the exchange offer on the website of the CNMV, BBVA will communicate to the CNMV and publicly announce whether or not the requirements to execute a squeeze-out transaction have been met. In that announcement, or within the two following Spanish stock exchange business days, BBVA will announce the date of the squeeze-out transaction. In accordance with article 48.4 of the Spanish Takeover Regulation, such date will be fixed between the 15th and the 20th Spanish business day following the date of such announcement. Such decision will be irrevocable. Upon settlement of such squeeze-out transaction, the Banco Sabadell shares will be automatically delisted from the Spanish Stock Exchanges.

Even if a squeeze-out transaction is effected, pursuant to the Council of Ministers’ Authorization, BBVA will need to comply with the Autonomy Condition during the No-merger Period.

The board of directors of Banco Sabadell has formally rejected the exchange offer.

Banco Sabadell is a Spanish company and Spanish law governs the duties and obligations of Banco Sabadell’s board of directors. Under Spanish law, within ten calendar days after the start of the acceptance period, the board of directors of Banco Sabadell is required to issue and publish a detailed and justified report on the exchange offer that must contain, among other items, its comments for and against the exchange offer, disclosure on any agreement that may exist between Banco Sabadell and BBVA or the directors or shareholders thereof, or between any of them and the board members of Banco Sabadell in relation to the exchange offer, the opinion of Banco Sabadell’s directors with respect to the exchange offer, their intention to tender (or not) the Banco Sabadell shares that they directly or indirectly hold into the exchange offer and the existence and nature of any conflict of interest. The report must also contain the potential consequences of the exchange offer on, and the strategic plans of BBVA with respect to, Banco Sabadell, its employees and the location of its activity centers disclosed by BBVA in the offering documents published in Spain. Further, under Rule 14e-2 of the Exchange Act, Banco Sabadell, no later than ten U.S. business days from the date the exchange offer is first published, sent or given, needs to disclose its position (or inability to take a position) with respect to the exchange offer.

On September 12, 2025, the board of directors of Banco Sabadell issued the Banco Sabadell Report. In the Banco Sabadell Report, the board of directors of Banco Sabadell states that it considers that the consideration offered in the exchange offer does not adequately reflect the intrinsic value of the Banco Sabadell shares. The Banco Sabadell Report further states that the board of directors of Banco Sabadell unanimously rejects the exchange offer and consequently considers that the best option for Banco Sabadell shareholders is not to accept the exchange offer. For further information on the Banco Sabadell Report, see “Background of the Exchange Offer”.

The Banco Sabadell Report was issued prior to BBVA’s announcement on September 22, 2025 of the revised terms of the exchange offer described in this prospectus supplement. Under Spanish law, within five calendar days after the publication by BBVA of the announcement of the revised terms of the exchange offer in the Official Quotation Bulletins and in a national newspaper, the board of directors of Banco Sabadell is required to issue and publish an additional report on the revised terms of the exchange offer that must contain, among other items, the opinion of Banco Sabadell’s directors with respect to the revised terms of the exchange offer and their intention to tender (or not) the Banco Sabadell shares that they directly or indirectly hold into the exchange offer.

BBVA expects to treat the exchange of Banco Sabadell shares for BBVA shares pursuant to the exchange offer as taxable to U.S. holders of Banco Sabadell shares for U.S. federal income tax purposes.

The U.S. federal income tax consequences of the exchange offer to U.S. shareholders of Banco Sabadell will depend on whether a merger of Banco Sabadell with BBVA is consummated after the exchange offer, and, if so, whether the exchange offer (and any Mandatory Tender Offer) and such merger, taken together, will be treated as part of a plan of reorganization and qualify as Reorganization (as defined in “The Exchange Offer—Material U.S. Federal Income Tax Considerations for U.S. Holders”). Although the proper treatment of these transactions, taken together, is not entirely clear, the fact that BBVA is prohibited from consummating a merger with Banco Sabadell during the No-merger Period will likely cause the exchange offer to be taxable to U.S. shareholders of Banco Sabadell for U.S. federal income tax purposes. U.S. shareholders of Banco Sabadell shares should consult their tax advisers regarding whether the exchange offer may nevertheless qualify as part of a Reorganization in the event a merger of Banco Sabadell with BBVA is ultimately consummated (as currently intended by BBVA). U.S. shareholders of Banco Sabadell should note that even if the exchange offer and any future merger, taken together, would be treated as consummated as part of a plan within the meaning of the rules governing reorganizations, there can be no assurance that it would qualify as a nontaxable Reorganization because that treatment would depend, in part, on facts that will not be known until after completion of the exchange offer and potentially only at the time of the merger. BBVA will not seek a ruling from the Internal Revenue Service regarding the treatment of the exchange offer and any subsequent merger. Therefore, U.S. shareholders should expect that the exchange offer will not qualify as part of a Reorganization.

In this case, the receipt of BBVA shares in exchange for Banco Sabadell shares pursuant to the exchange offer will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder exchanging Banco Sabadell shares for BBVA shares pursuant to the exchange offer will recognize gain or loss in an amount equal to the difference, if any, between the sum of the fair market value of the BBVA shares and cash in lieu of fractional BBVA shares received pursuant to the exchange offer and the U.S. holder’s tax basis in the Banco Sabadell shares exchanged, in each case determined in U.S. dollars. For further discussion, see “The Exchange Offer—Material U.S. Federal Income Tax Considerations for U.S. Holders”.

UNAUDITED CONDENSED PRO FORMA FINANCIAL INFORMATION

The following pro forma financial information gives effect to completion of the exchange offer based on the revised terms of the exchange offer described in this prospectus supplement.

The pro forma financial information included herein is based on, and should be read in conjunction with, the historical financial statements and related notes of BBVA and Banco Sabadell for the applicable periods included in, or incorporated by reference into, as applicable, the September 8, 2025 Offer to Exchange/Prospectus. The pro forma financial information presented herein has not been audited and is presented exclusively for illustrative purposes. Due to its nature, this information presents a hypothetical scenario and may not represent the actual financial position or results of the BBVA Group and/or the Banco Sabadell Group, and is not necessarily indicative of what the financial situation or results of BBVA would have been under a combined scenario with the Banco Sabadell Group as of June 30, 2025 for purposes of the consolidated pro forma balance sheet, or for the six months ended June 30, 2025 or the year ended December 31, 2024 for purposes of the pro forma income statements, nor is it intended to project the future financial position or results of the group following completion of the exchange offer. In preparing the pro forma financial information included in this prospectus supplement BBVA did not have access to non-public information regarding Banco Sabadell. As a result, BBVA prepared the pro forma financial information using solely publicly-available information regarding Banco Sabadell, and financial information of BBVA.

Certain financial information included in this prospectus supplement and the September 8, 2025 Offer to Exchange/Prospectus, including, without limitation, the pro forma financial information included herein, has been subject to rounding. As a result, figures shown as totals in tables or elsewhere in this prospectus supplement or the September 8, 2025 Offer to Exchange/Prospectus may not compute due to rounding.

According to the consolidated financial statements of Banco Sabadell as of and for the year ended December 31, 2024, as of December 31, 2024, Banco Sabadell held 78,840,390 Banco Sabadell shares in treasury, representing approximately 1.45% of its share capital, of which 52,531,365 treasury shares had been acquired by Banco Sabadell pursuant to a share buy-back program announced on April 25, 2024. On January 29, 2025, Banco Sabadell announced the completion of a capital reduction consisting of the redemption of such 52,531,365 Banco Sabadell shares. On March 20, 2025, Banco Sabadell’s general shareholders’ meeting approved a €755 million share buy-back program aimed at reducing Banco Sabadell’s share capital through the redemption of the Banco Sabadell shares acquired under the program (the “€755 Million Banco Sabadell Share Buy-Back Program”).

On March 28, 2025, Banco Sabadell announced the commencement on March 31, 2025 of a €247 million share buy-back program, aimed at reducing Banco Sabadell’s share capital through the redemption of the Banco Sabadell shares acquired under the program (the “€247 Million Banco Sabadell Share Buy-Back Program”, and together with the €755 Million Banco Sabadell Share Buy-Back Program, the “Banco Sabadell Share Buy-Back Programs”).

On May 8, 2025, Banco Sabadell reported the completion of the €247 Million Banco Sabadell Share Buy-Back Program, which resulted in the repurchase of 99,460,820 Banco Sabadell shares. On May 29, 2025, the board of directors of Banco Sabadell resolved, in accordance with an authorization received from the ECB, to carry out a share capital reduction through the redemption of such 99,460,820 Banco Sabadell shares (representing approximately 1.85% of Banco Sabadell’s share capital).

On August 4, 2025, Banco Sabadell reported the completion of the €755 Million Banco Sabadell Share Buy-Back Program, which resulted in the repurchase of 264,551,530 Banco Sabadell shares. On August 6, 2025, Banco Sabadell announced that its board of directors had resolved to carry out a share capital reduction through the redemption of such 264,551,530 Banco Sabadell shares (representing, at that time, approximately 5.00% of Banco Sabadell’s share capital). On September 1, 2025, Banco Sabadell announced that such share capital reduction had been registered with the Commercial Registry.

As of the date of this prospectus supplement, Banco Sabadell has a share capital of €627,959,716.50, represented by 5,023,677,732 Banco Sabadell shares, with a par value of €0.125 each. According to information reported by Banco Sabadell to the CNMV, as of September 1, 2025, Banco Sabadell held 26,320,329 treasury shares, representing approximately 0.52% of Banco Sabadell’s share capital.

Purpose of Pro Forma Financial Information

The pro forma financial information has been prepared in accordance with Article 11 of Regulation S-X and on the basis of the facts and circumstances set forth under the headings “—Sources of Information” and “—Assumptions and Estimates Used” below. Its purpose is to reflect the estimated impact of completion of the exchange offer under the assumption that (i) BBVA acquires 100% of the outstanding shares of Banco Sabadell subject to the exchange offer (for purposes of this section, the “Full Acquisition Scenario”) or, alternatively, (ii) BBVA acquires 50% of the outstanding shares of Banco Sabadell subject to the exchange offer (for purposes of this section, the “50% Acceptance Scenario”) (in each case, calculated on the basis of the assumptions explained under “—Assumptions and Estimates Used” below) in exchange for newly-issued BBVA shares according to the exchange ratio). See also “—Impact of Other Potential Scenarios on the Pro Forma Financial Information”. Impacts on the pro forma financial information in a 30% Acceptance Scenario (as defined below) are addressed under “—Impact of Other Potential Scenarios on the Pro Forma Financial Information—BBVA’s Ability to Consolidate Banco Sabadell’s Financial Position and Results of Operations Within the BBVA Group’s Consolidated Financial Statements”, assuming that, with only 30% of Banco Sabadell’s voting rights, BBVA would not control Banco Sabadell upon completion of the exchange offer.

The pro forma financial information includes (i) a combined unaudited condensed consolidated pro forma balance sheet of the BBVA Group as of June 30, 2025 which would result from the combination of the consolidated balance sheet of the Banco Sabadell Group and the consolidated balance sheet of the BBVA Group as of such date; and (ii) combined unaudited condensed consolidated pro forma income statements of the BBVA Group for the six months ended June 30, 2025 and for the year ended December 31, 2024, respectively, which would result from the combination of the consolidated income statement of the Banco Sabadell Group and the consolidated income statement of the BBVA Group for such periods, in each case assuming that completion of the exchange offer under each of the Full Acquisition Scenario and the 50% Acceptance Scenario and the related change of control of Banco Sabadell, had occurred, with respect to the pro forma income statements, as of January 1, 2024, and with respect to the pro forma consolidated balance sheet, as of June 30, 2025.

Sources of Information

The pro forma financial information reflects the business combination of the BBVA Group and the Banco Sabadell Group using, exclusively, publicly-available information of Banco Sabadell as of and for the six months ended June 30, 2025 (principally the condensed consolidated interim financial statements of Banco Sabadell as of and for the six months ended June 30, 2025 which are included in Appendix I to the September 8, 2025 Offer to Exchange/Prospectus) and as of and for the year ended December 31, 2024 (principally the consolidated financial statements of Banco Sabadell as of and for the year ended December 31, 2024 which are included in Appendix I to the September 8, 2025 Offer to Exchange/Prospectus), as well as information published by Banco Sabadell regarding Banco Sabadell’s payment of dividends and changes in treasury shares in 2025 and repurchases of Banco Sabadell shares under the Banco Sabadell Share Buy-Back Programs. Neither Banco Sabadell’s condensed consolidated interim financial statements as of and for the six months ended June 30, 2025 nor Banco Sabadell’s consolidated financial statements as of and for the year ended December 31, 2024 have been audited under U.S. GAAS, and such financial statements are therefore not considered audited financial statements under SEC rules. Consequently, no audit report has been included herein on such consolidated financial statements. However, as a listed company in Spain, Banco Sabadell is subject to ongoing reporting requirements under CNMV rules, including that its annual financial statements be audited under prevailing legislation regulating the audit of accounts in Spain. The pro forma financial information has been prepared using the consolidated financial statements of BBVA as of and for the six months ended June 30, 2025 included in the BBVA First Half

2025 Results Form 6-K incorporated by reference in the September 8, 2025 Offer to Exchange/Prospectus and as of and for the year ended December 31, 2024 included in the 2024 Form 20-F incorporated by reference in the September 8, 2025 Offer to Exchange/Prospectus, as well as information published by BBVA regarding BBVA’s payment of dividends and changes in treasury shares in 2025.

Basis of Presentation

The pro forma financial information has been prepared on the basis of the historical consolidated financial information of each of BBVA and Banco Sabadell, which has been prepared, in the case of BBVA, in compliance with IFRS-IASB and, in the case of Banco Sabadell, in accordance with IFRS-EU. See “Note on Banco Sabadell Information—Description of Certain Differences Between IFRS-EU and IFRS-IASB”.

The pro forma financial information presented herein includes:

•

A combined unaudited condensed consolidated pro forma balance sheet of the BBVA Group as of June 30, 2025, which has been prepared based on the consolidated balance sheets of each of BBVA and Banco Sabadell as of June 30, 2025, incorporating preliminary fair value adjustments assuming that completion of the exchange offer under each of the Full Acquisition Scenario and the 50% Acceptance Scenario and the related change of control of Banco Sabadell had occurred as of June 30, 2025.

•

A combined unaudited condensed consolidated pro forma income statement of the BBVA Group for the six months ended June 30, 2025, which has been prepared based on the consolidated income statements of each of BBVA and Banco Sabadell for the six months ended June 30, 2025, assuming that completion of the exchange offer under each of the Full Acquisition Scenario and the 50% Acceptance Scenario and the related change of control of Banco Sabadell had occurred as of January 1, 2024.

•

A combined unaudited condensed consolidated pro forma income statement of the BBVA Group for the year ended December 31, 2024, which has been prepared based on the consolidated income statements of each of BBVA and Banco Sabadell for the year ended December 31, 2024, assuming that completion of the exchange offer under each of the Full Acquisition Scenario and the 50% Acceptance Scenario and the related change of control of Banco Sabadell had occurred as of January 1, 2024.

•	Accompanying explanatory notes describing the sources of information, assumptions and estimates for the preparation of the pro forma financial information.

For the preparation of the pro forma financial information included herein, IFRS 3 “Business Combinations” has been considered. Additionally, in order to complete such valuation and adjust the impacts of the business combination in accordance with paragraphs 45 and B67 of such standard, the standard establishes the possibility of extending the valuation measurement period to one year from the date the transaction takes place.

Assumptions and Estimates Used

The pro forma financial information reflects completion of the exchange offer under each of the Full Acquisition Scenario and the 50% Acceptance Scenario. The adjustments included in the pro forma financial information solely include those that are factually supportable on the basis of the information that is publicly available to BBVA. See “—Sources of Information” above.

The main assumptions and estimates used in the preparation of the pro forma financial information are the following:

•

There are 5,023,677,732 Banco Sabadell shares subject to the exchange offer, which is the number of Banco Sabadell shares representing 100% of the share capital of Banco Sabadell as of September 1, 2025, according to information published by Banco Sabadell on such date.

•

BBVA’s capital increase is carried out in the proportion of one newly-issued BBVA share for each 4.8376 Banco Sabadell shares, without any further adjustment for any dividends paid. Therefore, the number of BBVA shares to be issued in the event of completion of the exchange offer under the Full Acquisition Scenario and the 50% Acceptance Scenario is approximately 1,038 million BBVA shares and approximately 519 million BBVA shares, respectively. The acquisition costs of the business combination will be determined on the basis of the trading price of the BBVA shares delivered to holders of Banco Sabadell shares in accordance with the exchange ratio applicable upon completion of the exchange offer. The estimated value of such capital increase in the event of completion of the exchange offer under the Full Acquisition Scenario and the 50% Acceptance Scenario amounts to approximately €13,557 million and €6,779 million, respectively, using a trading price of €13.055 per BBVA share (which corresponds to the price per BBVA share as of June 30, 2025, and which corresponds to a trading price of €2.6987 per Banco Sabadell share upon application of the exchange ratio of one newly-issued BBVA share for each 4.8376 Banco Sabadell shares). See “—Impact of Other Potential Scenarios on the Pro Forma Financial Information—Sensitivity of Goodwill/(Negative Goodwill) to the Trading Price of the BBVA Shares” below.

•	The costs associated with the exchange offer or the cash payment corresponding to the settlement of any fractional shares have not been considered, since they are not considered material.

•

The pro forma financial information does not reflect any cost savings, financing synergies or restructuring costs arising or resulting from the exchange offer that are expected to be realized in the future. Similarly, it does not reflect the possible impact of other adverse effects that could result from the exchange offer, including extraordinary taxes (for example, levies against the banking sector), the termination of contracts or the loss of customers due to redundancies or weakening of brand loyalty. Costs expected to be incurred in connection with the acquisition of control of Banco Sabadell will be accounted for when incurred.

•

No transactions or balances have been identified between BBVA and Banco Sabadell that could have a significant impact on the pro forma financial information, therefore no elimination or adjustment of such nature has been made.

•

The exchange offer has been treated as an acquisition, with BBVA as the accounting acquirer and Banco Sabadell as the accounting acquiree. Therefore, the adjustments include the elimination of Banco Sabadell’s equity and the impact of the estimated value of the consideration that would be paid if the exchange offer were completed (i.e., the estimated value of the capital increase).

•

BBVA has not made any adjustments related to differences in accounting policies between BBVA and Banco Sabadell given that BBVA has only used publicly-available information relating to Banco Sabadell and BBVA cannot adequately evaluate the adjustments that would need to be made to eliminate such differences on the basis of such information. Additionally, given the absence of information in Banco Sabadell’s condensed consolidated interim financial statements as of and for the six months ended June 30, 2025 and Banco Sabadell’s consolidated financial statements as of and for the year ended December 31, 2024 regarding the extent of macro hedging accounting that could potentially fail to comply with IFRS-IASB, BBVA is not able to calculate the harmonization adjustments that would need to be applied to the consolidated financial information of Banco Sabadell as of any date or for any period in order to make such information compliant with IFRS-IASB. Accordingly, BBVA has not made any harmonization adjustments to the consolidated financial information of Banco Sabadell as of any date or for any period to make such information compliant with IFRS-IASB.

•

The exchange offer will generate certain legal, accounting and valuation costs and other professional fees, as well as other costs for the registration and issuance of shares, which will be recorded in accordance with IFRS 3 “Business Combinations”, IFRS 9 “Financial Instruments” and IAS 32 “Financial Instruments: Presentation”. As of the date of the preparation of the pro forma financial information, the majority of these costs had not been incurred, and, given that these costs are not estimated to be significant, such costs have not been taken into account in the preparation of the pro forma financial information.

•

The pro forma financial information does not reflect any adjustments that could arise as a result of the consummation of the TSB Sale or the payment of the TSB Sale Dividend. See “The Exchange Offer—TSB Sale”.

The unaudited pro forma adjustments included in the pro forma financial information, the value of the consideration that would be paid if the exchange offer were completed (i.e., the estimated value of the capital increase), the accounting allocation of the purchase price made in accordance with IFRS 3 as well as the estimated fair value of assets, liabilities and contingent liabilities to be acquired are preliminary and subject to change, since they have been based exclusively on publicly-available financial information corresponding to the six months ended June 30, 2025 and the year ended December 31, 2024, as applicable. The pro forma financial information differs from information previously publicly disclosed by BBVA or disclosed in other sections of this prospectus supplement or the September 8, 2025 Offer to Exchange/Prospectus regarding the expected financial impacts of the exchange offer, which included prospective information and was prepared on the basis of estimates made by BBVA based on BBVA’s own experience in prior acquisitions and customary market practices and methodologies observed in similar transactions, whereas the pro forma financial information included herein has been prepared in compliance with applicable SEC rules. These differences may mainly affect the valuation of loan portfolios, client relationships (including possible intangibles related to client deposits), software, investments, costs for terminating agreements with third parties, property and potential contingencies. For purposes of the preparation of the pro forma financial information, BBVA has used the book value of the relevant assets and liabilities as the best reference for these estimations in the absence of additional information, which is currently not available to BBVA. When the relevant information is available, final estimates of fair value could differ materially from those estimated in the pro forma financial information.

Differences between the preliminary estimates included herein and the final acquisition accounting will likely occur when the value of the consideration is determined once control of Banco Sabadell is acquired and the necessary valuation analysis to finalize the purchase price allocation exercise are performed and any necessary accounting changes and adjustments related to such acquisition of control are identified, and these differences could be material. The differences, if any, could be material. In accordance with paragraphs 45 and B67 of IFRS 3 “Business Combinations”, it is possible to extend the valuation measurement period to one year from the date the transaction takes place.

Main Adjustments to the Pro Forma Financial Information

The pro forma financial information presented below reflects completion of the exchange offer under each of the Full Acquisition Scenario and the 50% Acceptance Scenario.

The assignment of the provisional purchase price implicit in the exchange ratio and included in the pro forma financial information is preliminary, is subject to subsequent adjustments as additional information becomes available and additional analyses are performed through completion of the exchange offer, and has been made solely with the aim of preparing the pro forma financial information presented below.

The pro forma financial information presented below includes a breakdown of the principal adjustments included based solely upon publicly-available information regarding Banco Sabadell corresponding to the six months ended June 30, 2025 and the year ended December 31, 2024, as applicable.

The adjustments included in the pro forma financial information solely include those that are factually supportable on the basis of the information that is publicly available to BBVA.

Combined Unaudited Condensed Consolidated Pro Forma Balance Sheet as of June 30, 2025

The table below presents the combined unaudited condensed consolidated pro forma balance sheet of the BBVA Group as of June 30, 2025, as if the exchange offer had been completed as of such date and assuming completion of the exchange offer under each of the Full Acquisition Scenario and the 50% Acceptance Scenario.

	A	B	C (A+B)	D	E (C+D)	F	G (C+F)
	BBVA June 30, 2025	Banco Sabadell June 30, 2025 (*)	Aggregated	Pro forma adjustments assuming Full Acquisition Scenario	Combined pro forma balance sheet assuming Full Acquisition Scenario	Pro forma adjustments assuming 50% Acceptance Scenario	Combined pro forma balance sheet assuming 50% Acceptance Scenario
	(€ million)
Cash, cash balances in central banks and other demand deposits (**)	40,017	26,359	66,376	(712)	65,664	(712)	65,664
Financial assets at fair value through profit and loss	118,217	3,927	122,144		122,144		122,144
Financial assets at fair value through other comprehensive income	58,182	6,473	64,655		64,655		64,655
Financial assets at amortized cost (a)	523,662	201,363	725,025	(627)	724,398	(627)	724,398
Intangible assets	2,563	2,556	5,119	562	5,681	(228)	4,891
Of which goodwill (***)	680	1,018	1,698	562	2,260	(228)	1,470
Of which other intangible assets	1,883	1,538	3,421		3,421		3,421
Other assets (b)	34,333	11,694	46,027	320	46,348	320	46,348

Total assets	776,974	252,373	1,029,347	(458)	1,028,889	(1,248)	1,028,099
Financial liabilities held for trading	82,995	2,068	85,063		85,063		85,063
Financial liabilities at amortized cost (c)	588,469	233,787	822,256	421	822,678	421	822,678
Other liabilities (d)	44,624	2,027	46,651	19	46,670	19	46,670

Total liabilities	716,088	237,882	953,970	440	954,410	440	954,410
Shareholders’ funds	75,724	14,996	90,720	(1,439)	89,281	(8,218)	82,503
Of which capital	2,824	661	3,485	(152)	3,333	(407)	3,078
Of which share premium	19,184	7,355	26,539	5,693	32,232	(831)	25,708
Of which result attributable to owners of the parent during the period	5,447	975	6,422	(975)	5,447	(975)	5,447
Of which negative goodwill (badwill) recognized in results	-	-	-

	A	B	C (A+B)	D	E (C+D)	F	G (C+F)
	BBVA June 30, 2025	Banco Sabadell June 30, 2025 (*)	Aggregated	Pro forma adjustments assuming Full Acquisition Scenario	Combined pro forma balance sheet assuming Full Acquisition Scenario	Pro forma adjustments assuming 50% Acceptance Scenario	Combined pro forma balance sheet assuming 50% Acceptance Scenario
	(€ million)
Of which reserves and other components of shareholders’ funds	48,269	6,005	54,274	(6,005)	48,269	(6,005)	48,269
Accumulated other comprehensive income (loss)	(18,896)	(541)	(19,437)	541	(18,896)	541	(18,896)
Minority interests	4,059	36	4,095		4,095	5,989	10,083

Total equity (****)	60,887	14,491	75,378	(898)	74,480	(1,688)	73,690
Total equity and total liabilities	776,974	252,373	1,029,347	(458)	1,028,889	(1,248)	1,028,099

(*)

Information subject to rounding given that Banco Sabadell’s publicly-available financial information is expressed in thousands of euros and the pro forma financial information is expressed in millions of euros.

(**)	Cash, cash balances in central banks and other demand deposits:

The table below shows a reconciliation between the aggregated “Cash, cash balances in central banks and other demand deposits” and the adjustments to the “Cash, cash balances in central banks and other demand deposits” combined pro forma values set forth above:

	Full Acquisition Scenario	50% Acceptance Scenario
	(€ million)
Aggregated cash, cash balances in central banks and other demand deposits	66,376	66,376
Dividends paid to shareholders of Banco Sabadell after June 30, 2025 (corresponding to €0.07 per Banco Sabadell share and a total number of Banco Sabadell shares of 4,997 million, excluding all treasury shares of Banco Sabadell)	(350)	(350)
Execution of Banco Sabadell Share Buy-Back Programs (after June 30, 2025 and through August 1, 2025 based on information published by Banco Sabadell on August 4, 2025)	(362)	(362)

Combined pro forma cash, cash balances in central banks and other demand deposits	65,664	65,664

(***) Goodwill:

The value of goodwill from previous business combinations broken down in the condensed consolidated interim financial statements of Banco Sabadell as of and for the six months ended June 30, 2025 does not represent an identifiable asset that would be acquired upon completion of the exchange offer according to IFRS 3 “Business Combinations”. Accordingly, this value must be removed from the acquiring entity’s balance sheet before calculating the goodwill resulting from completion of the exchange offer. The negative adjustments made in the event of completion of the exchange offer under both the Full Acquisition Scenario and the 50% Acceptance Scenario amount to €1,018 million.

Additionally, based on financial information as of June 30, 2025, and taking into account the pro forma adjustments described in this section, the difference between the consideration offered and total equity as of

June 30, 2025 would provisionally result in goodwill of €1,580 million in the Full Acquisition Scenario and €790 million in the 50% Acceptance Scenario, reflected in the combined unaudited condensed consolidated pro forma income statement and as shown in the below table:

	Full Acquisition Scenario	50% Acceptance Scenario
	(€ million)
Estimated transaction cost	13,557	6,779
Minority interest recognition	—	5,989
Estimated fair value of assets and liabilities acquired	11,977	11,977
Net equity attributable to Banco Sabadell	13,743	13,743
Of which: Net equity of Banco Sabadell as of June 30, 2025	14,491	14,491
Of which: Minority interests as of June 30, 2025	(36)	(36)
Of which: Dividends paid to shareholders of Banco Sabadell after June 30, 2025 (corresponding to €0.07 per Banco Sabadell share and a total number of Banco Sabadell shares of 4,997 million, excluding all treasury shares of Banco Sabadell)	(350)	(350)
Execution of Banco Sabadell Share Buy-Back Programs (after June 30, 2025 and through August 1, 2025 based on information published by Banco Sabadell on August 4, 2025)	(362)	(362)
Estimated adjustments to fair value	(1,766)	(1,766)
Of which: Financial assets at amortized cost (fixed income)	(627)	(627)
Of which: Financial liabilities at amortized cost (issuances)	(421)	(421)
Of which: Intangible assets (goodwill)	(1,018)	(1,018)
Of which: Provisions (contingencies)	(19)	(19)
Of which: Tax effects (rest of adjustments)	320	320

Resulting negative goodwill (badwill)	1,580	790

(****) Total equity:

As described in this prospectus supplement, an exchange ratio of one newly-issued BBVA share for each 4.8376 Banco Sabadell shares has been established for the exchange offer (adjusted, as the case may be, as described in this prospectus supplement). In the preparation of the pro forma financial information, the trading price of BBVA’s shares as of June 30, 2025 has been used as a main assumption in the determination of the cost of completing the exchange offer. See “—Impact of Other Potential Scenarios on the Pro Forma Financial Information—Sensitivity of Goodwill/(Negative Goodwill) to the Trading Price of the BBVA Shares” below.

The number of BBVA shares to be issued in exchange for Banco Sabadell shares if the exchange offer were completed under the Full Acquisition Scenario and the 50% Acceptance Scenario, at the aforementioned exchange ratio, would be 1,038 million BBVA shares and 519 million BBVA shares, respectively, with a par value of €0.49 each.

Based on this maximum number of BBVA shares to be issued in the capital increase and the trading price of BBVA shares as of June 30, 2025, the estimated cost of completing the exchange offer under the Full Acquisition Scenario and the 50% Acceptance Scenario would amount to €13,557 million or €6,779 million, respectively. The actual cost will vary depending on the trading price of BBVA shares upon the settlement of the exchange offer.

The pro forma adjustments included in the combined unaudited condensed consolidated pro forma balance sheet reflect a capital increase of €509 million and €254 million under the Full Acquisition Scenario and the 50% Acceptance Scenario, respectively, which amounts correspond to the par value of the new BBVA shares to be issued, and an increase in share premium in the amount of €13,048 million and €6,524 million, respectively, which represent the difference between such trading price and the par value of the BBVA shares to be issued. These adjustments have been recorded under shareholders’ funds (share capital and share premium) in the combined unaudited condensed consolidated pro forma balance sheet.

In addition, the line item “Shareholders’ funds—reserves and other components of shareholders’ funds” is adjusted as follows:

	Full Acquisition Scenario	50% Acceptance Scenario
	(€ million)
Reclassification of other line items included in net equity attributable to Banco Sabadell	8,450	8,450
Elimination of net equity attributable to Banco Sabadell	(13,743)	(13,743)
Dividends paid by Banco Sabadell and execution of Banco Sabadell Share Buy-Back Programs (after June 30, 2025 and through August 1, 2025 based on information published by Banco Sabadell on August 4, 2025)	(712)	(712)

Changes in reserves and other components of shareholders’ funds	(6,005)	(6,005)

Additionally, the combined unaudited condensed consolidated pro forma balance sheet of the BBVA Group as of June 30, 2025 in the 50% Acceptance Scenario recognizes “minority interests” measured at fair value amounting to €5,989 million. The table below shows a reconciliation between the aggregated total equity and the combined pro forma total equity under each of the Full Acquisition Scenario and the 50% Acceptance Scenario:

	Full Acquisition Scenario	50% Acceptance Scenario
	(€ million)
Aggregated total equity	75,378	75,378
Estimated transaction cost	13,557	6,779
Elimination of net equity attributable to Banco Sabadell	(13,743)	(13,743)
Minority interests	-	5,989
Dividends paid to shareholders of Banco Sabadell after June 30, 2025 (corresponding to €0.07 per Banco Sabadell share and a total number of Banco Sabadell shares of 4,997 million, excluding all treasury shares of Banco Sabadell)	(350)	(350)
Execution of Banco Sabadell Share Buy-Back Programs (after June 30, 2025 and through August 1, 2025 based on information published by Banco Sabadell on August 4, 2025)	(362)	(362)
Combined pro forma total equity	74,480	73,690

Notes on the pro forma adjustments to the combined unaudited condensed consolidated pro forma balance sheet as of June 30, 2025 for fair value:

(a)	Fixed-income portfolios (included under “Financial assets at amortized cost”):

Fixed-income portfolios at amortized cost include financial instruments that mostly correspond to level 1 in the fair value hierarchy, to the extent their fair value is directly observable in the market. Therefore, the adjustment made in the table above is based on the fair value broken down in the condensed consolidated interim financial statements of Banco Sabadell as of and for the six months ended June 30, 2025. The adjustment to the fixed-income portfolios within financial assets at amortized cost if the exchange offer were completed under any of the Full Acquisition Scenario or the 50% Acceptance Scenario amounts to €(627) million. The fair value of these assets could fluctuate depending on the evolution of interest rates, the credit risk premium and any changes to the maturity of the instruments. Accordingly, the related adjustment ultimately made upon completion of the exchange offer could vary significantly.

(b)	Tax impacts (included under “Other assets”):

The adjustments described in this prospectus supplement would result in corresponding tax impacts, calculated on the basis of the general corporate income tax rate currently in effect in Spain with respect to credit institutions (30%). Broken down in the event of completion of the exchange offer under any of the Full Acquisition Scenario or the 50% Acceptance Scenario, the adjustment would be as follows: with respect to assets (included under “other assets”), fixed-income portfolios (€188 million), own issuances of financial instruments (€126 million) and legal contingencies (€6 million).

(c)	Own issuances of financial instruments (included under “Financial liabilities at amortized cost”):

Own issuances of financial instruments include financial instruments that mostly correspond to level 1 in the fair value hierarchy, to the extent their fair value is directly observable in the market. Therefore, the adjustment made in the table above is based on the fair value broken down in the condensed consolidated interim financial statements of Banco Sabadell as of and for the six months ended June 30, 2025. The adjustment corresponding to debt issuances in the event of completion of the exchange offer under any of the Full Acquisition Scenario or the 50% Acceptance Scenario amounts to €421 million. The fair value of these liabilities could fluctuate depending on the evolution of interest rates, the credit risk premium and any changes to the maturity of the instruments. Accordingly, the related adjustment ultimately made upon completion of the exchange offer could vary significantly.

(d)	Contingencies (included under “Other liabilities”)

The maximum amount of contingencies related to mortgage floor clauses, not covered by provisions, has been estimated at €19 million, as detailed in the consolidated financial statements of Banco Sabadell as of and for the year ended December 31, 2024.

Combined Unaudited Condensed Consolidated Pro Forma Income Statement for the six months ended June 30, 2025

The table below presents the combined unaudited condensed consolidated pro forma income statement of the BBVA Group for the six months ended June 30, 2025, as if the exchange offer had been completed as of January 1, 2024 and assuming completion of the exchange offer under each of the Full Acquisition Scenario and the 50% Acceptance Scenario.

	A	B	C (A+B)	D	E (C+D)	F	G (C+F)
	BBVA six months ended June 30, 2025	Banco Sabadell six months ended June 30, 2025 (*)	Aggregated	Pro forma adjustments assuming Full Acquisition Scenario	Combined pro forma income statement assuming Full Acquisition Scenario	Pro forma adjustments assuming 50% Acceptance Scenario	Combined pro forma income statement assuming 50% Acceptance Scenario
				(€ million)
Net interest income (a)	12,607	2,425	15,032	97	15,129	97	15,129
Results of entities valued by the equity method & dividend income	106	102	208		208		208
Net fees and commissions	4,011	694	4,705		4,705		4,705
NTI and exchange differences (net)	1,431	29	1,460		1,460		1,460
Other operating income and expenses from commercial and insurance activity	(120)	(35)	(155)		(155)		(155)

Gross income	18,034	3,214	21,248	97	21,345	97	21,345
Administration and amortization expenses	(6,787)	(1,510)	(8,297)		(8,297)		(8,297)
Provisions or reversal of provisions	(133)	(3)	(136)		(136)		(136)

	A	B	C (A+B)	D	E (C+D)	F	G (C+F)
	BBVA six months ended June 30, 2025	Banco Sabadell six months ended June 30, 2025 (*)	Aggregated	Pro forma adjustments assuming Full Acquisition Scenario	Combined pro forma income statement assuming Full Acquisition Scenario	Pro forma adjustments assuming 50% Acceptance Scenario	Combined pro forma income statement assuming 50% Acceptance Scenario
				(€ million)
Impairment or reversal of impairment of financial assets not measured at fair value with changes in results and net gains or losses due to modification	(2,761)	(218)	(2,979)		(2,979)		(2,979)
Negative goodwill (badwill) recognized in results	-	-	-		-		-
Other income (expenses)	71	(53)	18		18		18

Profit (loss) before taxes from continuing operations	8,424	1,431	9,855	97	9,951	97	9,951
Tax expense or income related to profit or loss from continuing operations (b)	(2,626)	(454)	(3,080)	(29)	(3,109)	(29)	(3,109)

Profit (loss)	5,798	976	6,774	68	6,842	68	6,842
Attributable to minority interests (non-controlling interests)	351	1	352		352	522	874

Attributable to the owners of the parent	5,447	975	6,422	68	6,490	(454)	5,968

Additional Tier 1 securities adjustment	(200)	(57)	(257)		(257)		(228)
Weighted-average number of shares (in millions)	5,753			1,038	6,791	519	6,272
Basic and diluted earnings (losses) per share from continuing operations (in euros)	0.91				0.92		0.92

(*)

Information subject to rounding given that Banco Sabadell’s publicly-available financial information is expressed in thousands of euros and the pro forma financial information is expressed in millions of euros.

(**)

The pro forma adjustments to the combined unaudited condensed consolidated pro forma income statement for the six months ended June 30, 2025 have been prepared considering the pro forma adjustments to the combined unaudited condensed consolidated pro forma balance sheet as of June 30, 2025.

Notes on the pro forma adjustments to the combined unaudited condensed consolidated pro forma income statement for the six months ended June 30, 2025:

(a)	Valuation of assets and liabilities recorded at amortized cost:

As a consequence of the change in the valuation of assets and liabilities recorded at amortized cost, the accrual of interest is impacted, resulting in higher net interest income of €44 million associated with fixed income instruments and €53 million associated with securities issuances.

(b)	Tax impacts:

The adjustments described above would result in corresponding tax impacts, calculated on the basis of the general corporate income tax rate currently in effect in Spain with respect to credit institutions (30%).

Combined Unaudited Condensed Consolidated Pro Forma Income Statement for the year ended December 31, 2024

The table below presents the combined unaudited condensed consolidated pro forma income statement of the BBVA Group for the year ended December 31, 2024, as if the exchange offer had been completed as of January 1, 2024 and assuming completion of the exchange offer under each of the Full Acquisition Scenario and the 50% Acceptance Scenario.

	A	B	C (A+B)	D	E (C+D)	F	G (C+F)
	BBVA year ended Dec. 31, 2024	Banco Sabadell year ended Dec. 31, 2024 (*)	Aggregated	Pro forma adjustments assuming Full Acquisition Scenario	Combined pro forma income statement assuming Full Acquisition Scenario	Pro forma adjustments assuming 50% Acceptance Scenario	Combined pro forma income statement assuming 50% Acceptance Scenario
	(€ million, except weighted-average number of shares and earnings per share)
Net interest income (a)	25,267	5,021	30,288	193	30,481	193	30,481
Results of entities valued by the equity method & dividend income	160	166	326		326		326
Net fees and commissions	7,988	1,357	9,344		9,344		9,344
NTI and exchange differences (net)	3,913	87	4,000		4,000		4,000
Other operating income and expenses from commercial and insurance activity	(1,846)	(294)	(2,140)		(2,140)		(2,140)

Gross income	35,481	6,337	41,818	193	42,012	193	42,012
Administration and amortization expenses	(14,193)	(3,084)	(17,277)		(17,277)		(17,277)
Provisions or reversal of provisions	(198)	(44)	(241)		(241)		(241)
Impairment or reversal of impairment of financial assets not measured at fair value with changes in results and net gains or losses due to modification	(5,745)	(592)	(6,337)		(6,337)		(6,337)
Negative goodwill (badwill) recognized in results
Other income (expenses)	61	(104)	(43)		(43)		(43)

Profit (loss) before taxes from continuing operations	15,405	2,514	17,919	193	18,113	193	18,113
Tax expense or income related to profit or loss from continuing operations (b)	(4,830)	(685)	(5,516)	(58)	(5,574)	(58)	(5,574)

Profit (loss)	10,575	1,829	12,404	135	12,539	135	12,539
Attributable to minority interests (non-controlling interests)	521	2	523		523	982	1,505

	A	B	C (A+B)	D	E (C+D)	F	G (C+F)
	BBVA year ended Dec. 31, 2024	Banco Sabadell year ended Dec. 31, 2024 (*)	Aggregated	Pro forma adjustments assuming Full Acquisition Scenario	Combined pro forma income statement assuming Full Acquisition Scenario	Pro forma adjustments assuming 50% Acceptance Scenario	Combined pro forma income statement assuming 50% Acceptance Scenario
	(€ million, except weighted-average number of shares and earnings per share)
Attributable to the owners of the parent	10,054	1,827	11,881	135	12,016	(847)	11,034

Additional Tier 1 securities adjustment	(388)	(98)	(486)		(486)		(437)
Weighted-average number of shares (in millions)	5,769			1,038	6,807	519	6,288
Basic and diluted earnings (losses) per share from continuing operations (in euros)	1.68				1.69		1.69

(*)

Information subject to rounding given that Banco Sabadell’s publicly-available financial information is expressed in thousands of euros and the pro forma financial information is expressed in millions of euros.

(**)

The pro forma adjustments to the combined unaudited condensed consolidated pro forma income statement for the year ended December 31, 2024 have been prepared considering the pro forma adjustments to the combined unaudited condensed consolidated pro forma balance sheet as of June 30, 2025.

Notes on the pro forma adjustments to the combined unaudited condensed consolidated pro forma income statement for the year ended December 31, 2024:

(a)	Valuation of assets and liabilities recorded at amortized cost:

As a consequence of the change in the valuation of assets and liabilities recorded at amortized cost, the accrual of interest is impacted, resulting in higher net interest income of €88 million associated with fixed income instruments and €106 million associated with securities issuances.

(b)	Tax impacts:

The adjustments described above would result in corresponding tax impacts, calculated on the basis of the general corporate income tax rate currently in effect in Spain with respect to credit institutions (30%).

Impact of Other Potential Scenarios on the Pro Forma Financial Information

The descriptions below contemplate the potential impact that other scenarios would have on the pro forma financial information.

Sensitivity of Goodwill/(Negative Goodwill) to the Trading Price of the BBVA Shares

The sensitivity of goodwill/(negative goodwill), estimated in accordance with the assumptions and information described above, to a positive or negative variation of €0.50 in the BBVA share price is approximately +/- €520 million.

•

Assuming a trading price of €10.24 per BBVA share (the weighted average price per BBVA share during the three-month period prior to the publication of BBVA’s announcement of its intention to make the exchange offer) (resulting in an equivalent price per Banco Sabadell share of €2.1168 upon application of the exchange ratio of 4.8376), the difference between the consideration offered and total equity would generate negative goodwill (badwill) recognized in the income statement of approximately €(1,343) million and €(672) million, in the event of completion of the exchange offer under the Full Acquisition Scenario and the 50% Acceptance Scenario, respectively.

•

Assuming a trading price of €16.41 per BBVA share (corresponding to the closing price per BBVA share on September 19, 2025) (resulting in an equivalent price per Banco Sabadell share of €3.3922 upon application of the exchange ratio of 4.8376), the goodwill resulting from completion of the exchange offer would be approximately €5,064 million and €2,532 million, in the event of completion of the exchange offer under the Full Acquisition Scenario and the 50% Acceptance Scenario, respectively.

BBVA’s Ability to Consolidate Banco Sabadell’s Financial Position and Results of Operations Within the BBVA Group’s Consolidated Financial Statements

BBVA’s ability to consolidate Banco Sabadell’s financial position and results of operations within the BBVA Group’s consolidated financial statements will depend on whether BBVA is considered to control Banco Sabadell following completion of the exchange offer, which in turn will depend on the number of Banco Sabadell shares tendered and not withdrawn in the exchange offer and other facts and circumstances existing at such time, including, among other things, participation levels in Banco Sabadell’s general shareholders’ meetings and changes in Banco Sabadell’s shareholder base. Even if BBVA acquires less than 50% of the voting rights in the share capital of Banco Sabadell upon completion of the exchange offer, BBVA may be considered to have control of Banco Sabadell sufficient for consolidation of Banco Sabadell’s financial position and results of operations under the relevant IFRS accounting standards if BBVA has the power to direct the relevant activities of Banco Sabadell (i.e., those activities that significantly affect Banco Sabadell’s returns) and has the ability to use such power to affect the amount of BBVA’s returns from its involvement with Banco Sabadell. Without a majority of the voting rights in the share capital of Banco Sabadell, BBVA’s control of Banco Sabadell would not be presumed automatically under the relevant accounting standards, and additional evidence of BBVA’s control would be required for BBVA to be able to consolidate Banco Sabadell’s financial position and results. If, on the other hand, BBVA does not obtain control of Banco Sabadell but instead maintains a significant influence over Banco Sabadell, BBVA would account for the financial position and results of operations of Banco Sabadell in the Group’s consolidated financial statements in accordance with the relevant accounting criteria based on the percentage interest held by BBVA in Banco Sabadell, pursuant to the equity method of accounting.

The principal difference between these two accounting methods lies in the way that assets, liabilities, income and expenses are integrated into the relevant financial statements. Using consolidation accounting, assets, liabilities, income and expenses of BBVA and Banco Sabadell would be combined on a line-by-line basis in the BBVA Group’s consolidated financial statements, with deductions for minority interests in Banco Sabadell. Using the equity method of accounting, BBVA’s stake in Banco Sabadell would be reflected in only one line item of the consolidated balance sheet (“Joint ventures and associates”), adjusted periodically for BBVA’s percentage interest in Banco Sabadell’s profit and other changes in the total equity of Banco Sabadell, and in one line item of the consolidated income statement (“Results of entities valued by the equity method & dividend income”).

BBVA may waive the Minimum Acceptance Condition and proceed with completion of the exchange offer if the exchange offer is accepted by holders of Banco Sabadell shares representing at least 30% of the share capital of Banco Sabadell. The impacts on the pro forma financial information in a scenario in which the exchange offer is accepted by holders of Banco Sabadell shares representing only 30% of the share capital of Banco Sabadell (for purposes of this section, the “30% Acceptance Scenario”), compared to the Full Acquisition Scenario and the 50% Acceptance Scenario, are shown below. The information presented below has been calculated on the basis of the assumptions explained under “—Assumptions and Estimates Used” above and assumes that, with only 30% of Banco Sabadell’s voting rights, BBVA would not control Banco Sabadell upon completion of the exchange offer.

Impacts of a 30% Acceptance Scenario on the unaudited condensed consolidated pro forma balance sheet of the BBVA Group as of June 30, 2025

The table below presents the combined unaudited condensed consolidated pro forma balance sheet of the BBVA Group as of June 30, 2025, as if the exchange offer had been completed as of such date, assuming completion of the exchange offer under the 30% Acceptance Scenario. In this scenario, using the equity method of accounting, BBVA’s interest in Banco Sabadell is shown as an asset in the consolidated balance sheet under “Joint ventures and associates”.

	A	B	C (A+B)
	BBVA June 30, 2025	Pro forma adjustments assuming 30% Acceptance Scenario	Combined pro forma balance sheet assuming 30% Acceptance Scenario
		(€ million)
Cash, cash balances in central banks and other demand deposits	40,017	-	40,017
Financial assets at fair value through profit and loss	118,217		118,217
Financial assets at fair value through other comprehensive income	58,182		58,182
Financial assets at amortized cost	523,662		523,662
Intangible assets	2,563		2,563
Of which goodwill	680		680
Of which other intangible assets	1,883		1,883
Joint ventures and associates (*)	998	4,067	5,065
Other assets	33,335		33,335

Total assets	776,974	4,067	781,041
Financial liabilities held for trading	82,995		82,995
Financial liabilities at amortized cost	588,469		588,469
Other liabilities	44,624		44,624

Total liabilities	716,088		716,088
Shareholders’ funds	75,724	4,067	79,791
Of which capital	2,824	153	2,977
Of which share premium	19,184	3,914	23,098
Of which result attributable to owners of the parent during the period	5,447		5,447
Of which negative goodwill (badwill) recognized in results	-		-
Of which reserves and other components of shareholders’ funds	48,269		48,269
Accumulated other comprehensive income (loss)	(18,896)		(18,896)
Minority interests	4,059		4,059

Total equity (**)	60,887	4,067	64,954
Total equity and total liabilities	776,974	4,067	781,041

(*)	Joint ventures and associates:

Under a 30% Acceptance Scenario in which BBVA does not obtain control of Banco Sabadell upon completion of the exchange offer, “Joint ventures and associates” would reflect the estimated transaction cost of €4,067 million.

As described in this prospectus supplement, an exchange ratio of one newly-issued BBVA share for each 4.8376 Banco Sabadell shares has been established for the exchange offer (adjusted, as the case may be, as described in this prospectus supplement). In the preparation of the pro forma financial information, the trading price of BBVA’s shares as of June 30, 2025 has been used as a main assumption in the determination of the cost of completing the exchange offer. See “—Impact of Other Potential Scenarios on the Pro Forma Financial Information—Sensitivity of Goodwill/(Negative Goodwill) to the Trading Price of the BBVA Shares” below.

The number of BBVA shares to be issued in exchange for Banco Sabadell shares if the exchange offer were completed under the 30% Acceptance Scenario, at the aforementioned exchange ratio, would be 312 million BBVA shares with a par value of €0.49 each.

Based on this maximum number of BBVA shares to be issued in the capital increase and the trading price of BBVA shares as of June 30, 2025, the estimated cost of completing the exchange offer under the 30% Acceptance Scenario would amount to €4,067 million. The actual cost will vary depending on the trading price of BBVA shares upon the settlement of the exchange offer.

(**)	Total equity:

The pro forma adjustments included in the combined unaudited condensed consolidated pro forma balance sheet reflect a capital increase of €153 million under the 30% Acceptance Scenario, which amount corresponds to the par value of the new BBVA shares to be issued, and an increase in share premium in the amount of €3,914 million, which represent the difference between such trading price and the par value of the BBVA shares to be issued. These adjustments have been recorded under shareholders’ funds (share capital and share premium) in the combined unaudited condensed consolidated pro forma balance sheet.

Impacts of a 30% Acceptance Scenario on the combined unaudited condensed consolidated pro forma income statements for the six months ended June 30, 2025 and the year ended December 31, 2024

The tables below present the combined unaudited condensed consolidated pro forma income statements of the BBVA Group for the six months ended June 30, 2025 and for the year ended December 31, 2024, respectively, as if the exchange offer had been completed on January 1, 2024, assuming completion of the exchange offer under the 30% Acceptance Scenario. In this scenario, using the equity method of accounting, Banco Sabadell’s results of operations are accounted for, in proportion to BBVA’s stake in Banco Sabadell, under “Results of entities valued by the equity method & dividend income”. Under the equity method of accounting, the profit attributable to the owners of the parent could vary from what is shown below as a result of, among other factors, more limited access to the financial information of Banco Sabadell or limitations in the application of certain accounting adjustments.

Six months ended June 30, 2025

	A	B	C (A+B)
	BBVA six months ended June 30, 2025	Pro forma adjustments assuming 30% Acceptance Scenario	Combined pro forma income statement assuming 30% Acceptance Scenario
	(€ million, except weighted-average number of shares and earnings per share)
Net interest income	12,607		12,607
Results of entities valued by the equity method & dividend income	106	292	398
Net fees and commissions	4,011		4,011
NTI and exchange differences (net)	1,431		1,431
Other operating income and expenses from commercial and insurance activity	(120)		(120)

Gross income	18,034	292	18,326
Administration and amortization expenses	(6,787)		(6,787)
Provisions or reversal of provisions	(133)		(133)
Impairment or reversal of impairment of financial assets not measured at fair value with changes in results and net gains or losses due to modification	(2,761)		(2,761)

	A	B	C (A+B)
	BBVA six months ended June 30, 2025	Pro forma adjustments assuming 30% Acceptance Scenario	Combined pro forma income statement assuming 30% Acceptance Scenario
	(€ million, except weighted-average number of shares and earnings per share)
Negative goodwill (badwill) recognized in results	-		-
Other income (expenses)	71		71

Profit (loss) before taxes from continuing operations	8,424	292	8,716
Tax expense or income related to profit or loss from continuing operations	(2,626)		(2,626)

Profit (loss)	5,798	292	6,090
Attributable to minority interests (non-controlling interests)	351		351

Attributable to the owners of the parent	5,447	292	5,739

Additional Tier 1 securities adjustment	(200)		(217)
Weighted-average number of shares (in millions)	5,753	312	6,065
Basic and diluted earnings (losses) per share from continuing operations (in euros)	0.91		0.91

Year ended December 31, 2024

	A	B	C (A+B)
	BBVA year ended Dec. 31, 2024	Pro forma adjustments assuming 30% Acceptance Scenario	Combined pro forma income statement assuming 30% Acceptance Scenario
	(€ million, except weighted-average number of shares and earnings per share)
Net interest income	25,267		25,267
Results of entities valued by the equity method & dividend income	160	547	707
Net fees and commissions	7,988		7,988
NTI and exchange differences (net)	3,913		3,913
Other operating income and expenses from commercial and insurance activity	(1,846)		(1,846)

Gross income	35,481	547	36,028
Administration and amortization expenses	(14,193)		(14,193)
Provisions or reversal of provisions	(198)		(198)
Impairment or reversal of impairment of financial assets not measured at fair value with changes in results and net gains or losses due to modification	(5,745)		(5,745)

	A	B	C (A+B)
	BBVA year ended Dec. 31, 2024	Pro forma adjustments assuming 30% Acceptance Scenario	Combined pro forma income statement assuming 30% Acceptance Scenario
	(€ million, except weighted-average number of shares and earnings per share)
Negative goodwill (badwill) recognized in results
Other income (expenses)	61		61

Profit (loss) before taxes from continuing operations	15,405	547	15,952
Tax expense or income related to profit or loss from continuing operations	(4,830)		(4,830)

Profit (loss)	10,575	547	11,122
Attributable to minority interests (non-controlling interests)	521		521

Attributable to the owners of the parent	10,054	547	10,601

Additional Tier 1 securities adjustment	(388)		(417)
Weighted-average number of shares (in millions)	5,769	312	6,081
Basic and diluted earnings (losses) per share from continuing operations (in euros)	1.68		1.67

Possibility of control of Banco Sabadell with less than 50% of Banco Sabadell’s voting rights

BBVA is undertaking the exchange offer in order to acquire control of Banco Sabadell. If BBVA does not control Banco Sabadell immediately following completion of the exchange offer, it is possible that BBVA will subsequently obtain control of Banco Sabadell as a result of a Mandatory Tender Offer. In addition, following a Mandatory Tender Offer, BBVA will be permitted under Spanish law to acquire any untendered Banco Sabadell shares in the open market or otherwise in an unlimited amount and could obtain control of Banco Sabadell as a result of such acquisitions. The execution, timing and manner of any such additional acquisitions will depend on many factors, including business developments, macroeconomic developments and conditions, and prevailing market conditions.

While there would be a presumption against control under applicable accounting standards if BBVA holds less than 50% of Banco Sabadell’s voting rights, BBVA believes it would be possible to, but can provide no assurance that it would be able to, control Banco Sabadell with less than 50% of Banco Sabadell’s voting rights (a “Non-Majority Control Scenario”). Whether control can ultimately be established for purposes of consolidation of Banco Sabadell’s financial position and results of operations following completion of the exchange offer will depend on the number of Banco Sabadell shares tendered and not withdrawn in the exchange offer and other facts and circumstances existing at such time, including, among other things, participation levels in Banco Sabadell’s general shareholders’ meetings and changes in Banco Sabadell’s shareholder base. See “The Exchange Offer—Conditions to Completion of the Exchange Offer—Potential Waiver by BBVA of the Minimum Acceptance Condition—Acquisition of control of Banco Sabadell”.

The consolidation of Banco Sabadell’s financial position and results of operations in a Non-Majority Control Scenario would be similar to the consolidation in the Full Acquisition Scenario and 50% Acceptance Scenario presented above. With respect to the combined unaudited condensed consolidated pro forma balance sheet, the most relevant differences between the Full Acquisition Scenario and the 50% Acceptance Scenario, on the one hand, and the Non-Majority Control Scenario, on the other, would be seen in the assets of the combined entity—principally in the recognition of goodwill—and in the total equity of the combined entity—in particular in the accounting for minority interests, given the lower percentage interest of BBVA in Banco Sabadell. With respect to the combined unaudited condensed consolidated pro forma income statements, the most relevant differences between the Full Acquisition Scenario and the 50% Acceptance Scenario, on the one hand, and the Non-Majority Control Scenario, on the other, would be seen in the profit line items “Attributable to minority interests (non-controlling interests)” and “Attributable to the owners of the parent”, with a greater portion of profit being attributable to minority interests in the Non-Majority Control Scenario.

COMPARATIVE MARKET PRICE AND DIVIDEND PER SHARE INFORMATION

BBVA shares are listed on the Spanish Stock Exchanges under the symbol “BBVA”. BBVA shares are also listed on the LSE under the symbol “BVA” and the Mexican Stock Exchange under the symbol “BBVA”. BBVA ADSs are listed on the NYSE under the symbol “BBVA”. Each BBVA ADS represents the right to receive one BBVA share. Banco Sabadell shares are listed on the Spanish Stock Exchanges under the symbol “SAB”.

The following table presents trading information for the securities on May 8, 2024, the last trading day before the publication of BBVA’s announcement of its intention to make the exchange offer, as reported on the Spanish Stock Exchanges.

Banco Sabadell Shares			BBVA Shares
High	Low	Close	High	Low	Close
€1.83	€1.79	€1.80	€10.43	€10.23	€10.29

The table below sets forth, for the periods indicated, the high and low closing prices of Banco Sabadell shares and BBVA shares as reported on the Spanish Stock Exchanges, respectively, as well as any dividend payments made. The share prices included below have not been adjusted for the payment of any dividend payment made after their respective reported date.

	Banco Sabadell Shares			BBVA Shares
	High	Low	Dividends	High	Low	Dividends
First Quarter 2022	€0.94	€0.59	N/A	€6.06	€4.49	N/A
Second Quarter 2022	€0.86	€0.68	€0.03	€5.32	€4.15	€0.23
Third Quarter 2022	€0.79	€0.60	N/A	€4.99	€4.00	N/A
Fourth Quarter 2022	€0.91	€0.70	€0.02	€5.70	€4.58	€0.12
First Quarter 2023	€1.33	€0.91	€0.02	€7.45	€5.78	N/A
Second Quarter 2023	€1.08	€0.88	N/A	€7.03	€6.12	€0.31
Third Quarter 2023	€1.16	€1.02	N/A	€7.71	€6.83	N/A
Fourth Quarter 2023	€1.35	€1.03	€0.03	€8.70	€7.39	€0.16
First Quarter 2024	€1.46	€1.11	N/A	€11.04	€8.00	N/A
Second Quarter 2024	€1.94	€1.40	€0.03	€11.24	€9.02	€0.39
Third Quarter 2024	€2.04	€1.71	N/A	€10.20	€8.62	N/A
Fourth Quarter 2024	€1.94	€1.74	€0.08	€9.77	€8.79	€0.29
First Quarter 2025	€2.81	€1.86	€0.1244	€13.59	€9.30	N/A
Second Quarter 2025	€2.84	€2.18	N/A	€13.77	€10.70	€0.41
Third Quarter 2025 (through September 19, 2025)	€3.45	€2.70	€0.07	€16.48	€12.63	N/A

The value of the BBVA shares that will be delivered as consideration in the exchange offer is subject to change as a result of the fluctuation in the market price of the BBVA shares during the pendency of the exchange offer and thereafter, and therefore will likely be different from the prices set forth above at the time of settlement of the exchange offer. See “Risk Factors—Risks Relating to the Exchange Offer—Because the exchange ratio is fixed, the value of the BBVA shares you will receive as a result of the exchange offer is likely to fluctuate”. Holders of Banco Sabadell shares are encouraged to obtain market quotations for the BBVA shares and the Banco Sabadell shares prior to making a decision with respect to the exchange offer.

On January 30, 2025, and in relation to the shareholders’ ordinary distribution for 2024, BBVA announced its intention to carry out the BBVA Share Buy-Back Program, aimed at reducing its share capital, which will not be undertaken until the exchange offer is completed or withdrawn.

BACKGROUND OF THE EXCHANGE OFFER

The “Background of the Exchange Offer” section in the September 8, 2025 Offer to Exchange/Prospectus is hereby amended and supplemented in its entirety as follows.

In 2020, BBVA and Banco Sabadell held discussions with respect to a potential merger of the two entities. The relevant merger discussions ended in November 2020 without reaching an agreement.

In 2024, BBVA’s senior management, including the executive board members, began to reconsider a potential merger with Banco Sabadell and believed that BBVA’s business in Spain could be enhanced through the strengthening of its local market position, complementing BBVA’s business segments with Banco Sabadell’s while achieving larger scale and significant synergies.

Beginning in March 2024, members of BBVA’s senior management contacted UBS Europe SE and JP Morgan SE as potential financial advisors regarding a potential transaction involving Banco Sabadell. UBS Europe SE and JP Morgan SE were formally engaged by BBVA as financial advisors in April 2024.

In April 2024, J&A Garrigues, S.L.P. and Davis Polk & Wardwell LLP were likewise engaged by BBVA as Spanish external counsel and U.S. external counsel, respectively.

On April 15, 2024, the Chair of BBVA contacted the Chairman of Banco Sabadell proposing a meeting between the two of them to update each other and discuss the alternatives they had considered in the past (by reference to the merger transaction discussed between BBVA and Banco Sabadell in 2020 without reaching an agreement).

Such meeting took place in Barcelona on April 17, 2024. During such meeting, the Chair of BBVA informed the Chairman of Banco Sabadell of BBVA’s strategic and financial interest in resuming the merger discussions with Banco Sabadell, with a view to creating a leading bank, with greater scale and competitive capacity, and highlighted the complementarity of the businesses of the two entities, the potential synergies and the positive financial impact arising from the intended merger. The Chair of BBVA also made reference to the more stable macroeconomic scenario and the significant progress achieved by Banco Sabadell in its performance and credit quality, all of which would permit a quicker merger process. Consequently, the Chair of BBVA expressed that BBVA was in a position to offer a merger on corporate and other terms similar to those offered in 2020 but at a significantly improved price.

Although the Chairman of Banco Sabadell conveyed to the Chair of BBVA that Banco Sabadell was focused on its project as a stand-alone entity, both Chairmen agreed to reconvene the following weekend when BBVA would deliver its formal merger proposal, once approved by BBVA’s board of directors at its meeting of April 18, 2024.

On April 18, 2024, the Chairman of Banco Sabadell sent a message to the Chair of BBVA reiterating Banco Sabadell’s initial preference to continue its project as a stand-alone entity. Nevertheless, the Chairman of Banco Sabadell proposed to meet on Sunday, April 21, 2024, in Barcelona, to discuss in more detail and provide Banco Sabadell’s initial feedback on the proposal. Later that same day, BBVA’s board of directors met to consider, among other matters, the potential merger with Banco Sabadell. At that meeting, the decision was taken to approve the terms of a potential merger. The Chair of BBVA sent the Chairman of Banco Sabadell a message on April 18, 2024, informing him of BBVA’s board of directors’ approval of the terms of the merger transaction and offered to anticipate to him the main terms of BBVA’s merger proposal.

On April 19, 2024, the Chairman of Banco Sabadell proposed to postpone the meeting initially scheduled for April 21, 2024, stating that he preferred to hold the meeting after both entities had presented their first quarter financial results. Thus, they subsequently rescheduled the meeting to April 30, 2024.

On April 30, 2024 due to a media report regarding the abovementioned discussions between the Chair of BBVA and the Chairman of Banco Sabadell, the Chairman of Banco Sabadell cancelled the meeting that was scheduled for later that day. BBVA published an inside information notice confirming that the Chairman of Banco Sabadell had been informed of BBVA’s board of directors’ interest in initiating negotiations with Banco Sabadell to explore a potential merger of BBVA and Banco Sabadell. Due to the impossibility of delivering the proposal to the Chairman of Banco Sabadell in person, as intended by the Chair of BBVA, and as agreed between them telephonically, the latter sent the proposal via email, as well as by delivery, on that same date. Later that day, Banco Sabadell published an inside information notice confirming receipt of BBVA’s merger proposal.

On May 1, 2024, the Chair of BBVA contacted the Chairman of Banco Sabadell to inform him that BBVA planned to publish the full merger proposal made by BBVA to Banco Sabadell’s board of directors, which was published on that same day through an inside information notice together with a press release related to the merger proposal.

On May 5, 2024, the Chair of BBVA sent an email to the Chairman of Banco Sabadell indicating that BBVA had no room to improve the economic terms of its merger proposal.

On May 6, 2024, the Chairman of Banco Sabadell contacted the Chair of BBVA to inform him of Banco Sabadell’s board of directors decision to reject BBVA’s proposal, shortly before it was publicly announced.

On May 6, 2024, Banco Sabadell published an inside information notice rejecting BBVA’s proposal and attaching a press release to this effect.

On May 8, 2024, BBVA’s board of directors unanimously approved undertaking an exchange offer to acquire all of the issued and outstanding Banco Sabadell shares at an exchange ratio of one newly-issued BBVA share for each 4.83 Banco Sabadell shares (adjusted, as the case may be, as described in this prospectus supplement). BBVA’s board of directors also unanimously approved, in accordance with the provisions of article 14.5 of the Spanish Takeover Regulation, the calling of a general shareholders’ meeting to decide on the issue of the new BBVA shares to be offered as consideration pursuant to the exchange offer. On that same day, Banco Sabadell published an inside information notice disclosing that it had received the May 5, 2024 email from the Chair of BBVA informing Banco Sabadell that BBVA had no room to improve the economic terms of its merger proposal.

In the morning of May 9, 2024, the Chair of BBVA informed the Chairman of Banco Sabadell of BBVA’s board of directors’ decision to undertake the exchange offer, shortly before it was publicly announced through an inside information notice registered with the CNMV and published on the CNMV’s website on that same day.

On May 9, 2024 and June 25, 2024, RothschildCo España S.A. and Mediobanca - Banca di Credito Finanziario SpA, respectively, were formally engaged by BBVA as financial advisors in connection with the exchange offer and the intended merger with Banco Sabadell.

On July 5, 2024, BBVA’s extraordinary general shareholders’ meeting approved to authorize the increase of BBVA’s share capital in an amount of up to €551,906,524.05 through the issuance of up to 1,126,339,845 newly-issued BBVA shares to be offered to the holders of Banco Sabadell shares pursuant to the exchange offer. Such capital increase resolution was approved with shareholders representing 70.75% of the outstanding BBVA shares present at such meeting and 96.01% of such shareholders voting in favor. BBVA’s extraordinary general shareholders’ meeting also authorized BBVA’s board of directors to, either by itself or through a delegated body, execute, partially or in full, such share capital increase, in one or multiple times, for a period of one year from the date of the general shareholders’ meeting, and to establish the terms and conditions of such capital increase as deemed appropriate.

On October 1, 2024, Banco Sabadell paid a dividend of €0.08 per Banco Sabadell share and, as a result, the applicable exchange ratio was adjusted on the ex-dividend date of such dividend payment from the original exchange ratio of one newly-issued BBVA share for each 4.83 Banco Sabadell shares to one newly-issued BBVA share for each 5.0196 Banco Sabadell shares (which is the result of dividing €10.24 per BBVA share by €2.04 per ex-dividend Banco Sabadell share).

On October 10, 2024, BBVA paid a dividend of €0.29 per BBVA share and, as a result, BBVA increased the exchange offer consideration on the ex-dividend date of such dividend payment to one newly-issued BBVA share and €0.29 in cash for each 5.0196 Banco Sabadell shares tendered and not withdrawn.

On January 9, 2025, BBVA announced a modification to one of the conditions to completion of the exchange offer. While completion of the exchange offer, as announced on May 9, 2024, initially required the acceptance of the exchange offer by at least a number of Banco Sabadell shares representing 50% of Banco Sabadell’s share capital, on January 9, 2025, BBVA reduced this minimum acceptance condition to require acceptance of the exchange offer by a number of Banco Sabadell shares that permits BBVA to acquire at least more than half of the voting rights of the Banco Sabadell shares at the end of the acceptance period (excluding any treasury shares held by Banco Sabadell as of that time).

On March 28, 2025, Banco Sabadell paid a dividend of €0.1244 per Banco Sabadell share and, as a result, the applicable exchange ratio was adjusted on the ex-dividend date of such dividend payment from the prior exchange ratio of one newly-issued BBVA share for each 5.0196 Banco Sabadell shares to one newly-issued BBVA share for each 5.3456 Banco Sabadell shares (which is the result of dividing €10.24 per BBVA share by €1.9156 per ex-dividend Banco Sabadell share).

On April 10, 2025, BBVA paid a dividend of €0.41 per BBVA share and, as a result, BBVA increased the exchange offer consideration on the ex-dividend date of such dividend payment to one newly-issued BBVA share and €0.70 in cash for each 5.3456 Banco Sabadell shares tendered and not withdrawn.

On April 30, 2025, the CNMC issued a resolution authorizing the economic concentration resulting from completion of the exchange offer subject to the CNMC Commitments. In accordance with the Spanish Competition Law, the CNMC’s resolution was communicated to the Spanish Minister of Economy, Trade and Business, who decided on May 27, 2025 to refer the CNMC’s resolution to the Spanish Council of Ministers for review on the basis of general public interest.

On June 24, 2025, the Spanish Council of Ministers authorized the economic concentration resulting from completion of the exchange offer pursuant to the Council of Ministers’ Authorization.

On June 30, 2025, BBVA publicly announced its decision not to withdraw the exchange offer as a result of the Council of Ministers’ Authorization.

On August 11, 2025, BBVA publicly announced its decision not to withdraw the exchange offer as a result of the authorization of the TSB Sale and the approval of the payment of the TSB Sale Dividend by Banco Sabadell’s respective extraordinary general shareholders’ meetings.

On August 29, 2025, Banco Sabadell paid a dividend of €0.07 per Banco Sabadell share and, as a result, the applicable exchange ratio was adjusted on the ex-dividend date of such dividend payment from the prior exchange ratio of one newly-issued BBVA share for each 5.3456 Banco Sabadell shares to one newly-issued BBVA share for each 5.5483 Banco Sabadell shares (which is the result of dividing €10.24 per BBVA share by €1.8456 per ex-dividend Banco Sabadell share).

On September 5, 2025, the CNMV authorized the exchange offer and approved the takeover bid prospectus (folleto informativo) prepared by BBVA with respect to the exchange offer, which was published in Spain on the same date.

On September 8, 2025, the acceptance period of the exchange offer commenced. On that same date, the SEC declared the Registration Statement effective. Following the SEC’s declaration of effectiveness of the Registration Statement, BBVA filed the September 8, 2025 Offer to Exchange/Prospectus with the SEC.

On September 12, 2025, the board of directors of Banco Sabadell issued the Banco Sabadell Report. In the Banco Sabadell Report, the board of directors of Banco Sabadell states that it considers that the consideration offered in the exchange offer does not adequately reflect the intrinsic value of the Banco Sabadell shares. The Banco Sabadell Report further states that the board of directors of Banco Sabadell unanimously rejects the exchange offer and consequently considers that the best option for Banco Sabadell shareholders is not to accept the exchange offer. The Banco Sabadell Report also states that it was approved with the votes in favor of all Banco Sabadell directors except Mr. David Martínez Guzmán, who abstained, without prejudice to his agreement with the opinion expressed in the immediately prior sentence. The Banco Sabadell Reports further states that Mr. Martínez Guzmán requested that the following statement be included in the Banco Sabadell Report: “In my opinion, the transaction presented by BBVA is the right strategy for both institutions, although at a price that currently makes it unfeasible. For this reason, I agree with the rejection of the Offer and have decided not to participate in it with the shares I represent, neither my own nor those managed through the Fintech Europe, S.à r.l. fund. I consider it imperative that the Spanish and European banking system continue its consolidation process, and this transaction offers its shareholders that path. The measures adopted by the Spanish government will inevitably delay this process of economic efficiency, and I hope that the ever-changing political landscape will reconsider the restrictions imposed in the event of a successful transaction. With regard to the price, I respectfully request that BBVA reconsider and submit a competitive offer at a price that will allow it to achieve the acceptance of at least 50% of Banco Sabadell’s shareholders. With regard to the content of the report, given that I do not share some of the opinions and arguments expressed, I prefer to abstain.”

On September 21, 2025, the board of directors of BBVA decided to improve the consideration offered pursuant to the exchange offer and change its nature to consist solely of BBVA shares. Pursuant to the revised terms of exchange offer, BBVA is offering as consideration in the exchange offer BBVA shares at an exchange ratio of one newly-issued BBVA share for each 4.8376 Banco Sabadell shares (adjusted, as the case may be, as described in this prospectus supplement) tendered and not withdrawn, compared to one newly-issued BBVA share and €0.70 in cash for each 5.5483 Banco Sabadell shares tendered and not withdrawn pursuant to the terms of the exchange offer described in the September 8, 2025 Offer to Exchange/Prospectus. Additionally, the board of directors of BBVA took the decision to waive both making any further improvements to the consideration of the exchange offer, pursuant to the provisions of Article 31.1 of the Spanish Takeover Regulation, and its extension under Article 23.2 of the Spanish Takeover Regulation.

On September 25, 2025, the CNMV approved the supplement to the takeover bid prospectus (suplemento al folleto informativo) prepared by BBVA with respect to the revised terms of the exchange offer, which was published in Spain on that same date. Such supplement described the revised terms of the exchange offer. As a result of such approval, the expiration date of the exchange offer is now October 10, 2025.

BBVA’S REASONS FOR THE EXCHANGE OFFER

The first three paragraphs under the section “BBVA’s Reasons for the Proposed Exchange Offer” in the September 8, 2025 Offer to Exchange/Prospectus are amended and supplemented as follows. The information below should be read, in conjunction with, and as a supplement to, the section “BBVA’s Reasons for the Proposed Exchange Offer” in the September 8, 2025 Offer to Exchange/Prospectus beginning on page 115.

The board of directors of BBVA unanimously approved undertaking the exchange offer at a meeting held on May 8, 2024. In reaching its decision to approve these matters, BBVA’s board of directors consulted with BBVA’s management and its financial and legal advisors and considered a variety of factors, including, among others, the material factors described below. BBVA, following consideration and analysis by its board of directors, subsequently decided not to withdraw the exchange offer as a result of the Council of Ministers’ Authorization and the authorization of the TSB Sale and the approval of the payment of the TSB Sale Dividend by Banco Sabadell’s respective extraordinary general shareholders’ meetings. See “Background of the Exchange Offer”. This summary of BBVA’s reasons for undertaking the exchange offer and the synergies and other information presented in this section and the September 8, 2025 Offer to Exchange/Prospectus, as applicable, are forward-looking statements and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements” in this prospectus supplement beginning on page 11 and the risks and uncertainties discussed under “Risk Factors” in this prospectus supplement beginning on page 23 and the September 8, 2025 Offer to Exchange/Prospectus beginning on page 42. This summary of BBVA’s reasons for undertaking the exchange offer and the synergies and the other information presented in this section and the September 8, 2025 Offer to Exchange/Prospectus, as applicable, has been prepared without access to non-public information relating to Banco Sabadell and on the basis of BBVA’s experience in prior transactions. However, the information used by BBVA may not be correct and the circumstances applicable to the exchange offer may not be comparable to any of BBVA’s prior transactions, which may result in BBVA failing to achieve the synergies described in the September 8, 2025 Offer to Exchange/Prospectus, incurring additional costs or failing to achieve the objectives of the exchange offer. See “Risk Factors—Risks Related to the Exchange Offer—BBVA may fail to fully realize the expected benefits and synergies of completing the exchange offer” in the September 8, 2025 Offer to Exchange/Prospectus.

BBVA is undertaking the exchange offer in order to acquire control of Banco Sabadell, which would result in Banco Sabadell becoming part of the BBVA Group. As soon as possible thereafter, and subject to compliance with the Council of Ministers’ Authorization, BBVA intends to promote a merger of the two entities. Pursuant to the Council of Ministers’ Authorization, BBVA will be able to undertake a merger with Banco Sabadell only following the No-merger Period, although a merger may be possible sooner if the Autonomy Condition is declared void as a result of the Administrative Appeal. For additional information on the Council of Ministers’ Authorization, see “The Exchange Offer—Antitrust Authorizations—Spanish Antitrust Authorization” in the September 8, 2025 Offer to Exchange/Prospectus.

BBVA believes that the acquisition of control of Banco Sabadell and Banco Sabadell becoming part of the BBVA Group following completion of the exchange offer creates value for the shareholders of both entities, even though compliance with the Council of Ministers’ Authorization will delay the full realization of the expected synergies until consummation of a merger with Banco Sabadell. In particular, BBVA believes that the acquisition of control of Banco Sabadell and Banco Sabadell becoming part of the BBVA Group will result in:

•

The achievement of a larger scale in a highly competitive sector, resulting in higher efficiency (as a result of the savings that BBVA expects to be able to realize following acquisition of control of Banco Sabadell and consummation of a merger with Banco Sabadell). Scale is essential in the financial sector in order to be able to meet increasing fixed costs associated with the investments in technology that will need to be made over the next few years in the face of changing client needs. The implementation of new technologies, such as artificial intelligence and machine learning, the management of technological risks, especially those related to the resilience or defense against external threats, such as cyberattacks, the adaptation to new rules and regulations that will arise precisely as a result of the evolution of these technologies, taking into account the requirements under new regulations (such as Regulation DORA), will all be critical. These investments are necessary in order to continue with the digital transformation that the industry is facing and to compete with new operators and large technology companies that have lighter cost structures and more flexible value propositions in the most profitable businesses.

The consolidated group would be the second largest financial group in Spain with a combined loan market share close to 22% (14.0% BBVA and 8.3% Banco Sabadell, as of December 31, 2024), based on December 31, 2024 information.

BBVA estimates that following completion of the exchange offer, the group will have consolidated total assets above €1 trillion and more than 100 million customers worldwide.

•

The creation of a group that reflects the financial results of BBVA and Banco Sabadell. As of or for the year ended December 31, 2024, as applicable, BBVA had an attributable profit of €10,054 million, a ROTE of 19.7% and an NPA ratio of 3.0%, and Banco Sabadell had an attributable profit of €1,827 million, a ROTE of 14.9% and an NPA ratio of 2.84%, which would result in an estimated consolidated ROTE of 20.7%. As of or for the six months ended June 30, 2025, as applicable, BBVA had an attributable profit of €5,447 million, a ROTE of 20.4% and an NPA ratio of 2.9%, and Banco Sabadell had an attributable profit of €975 million, a ROTE of 15.3% and an NPA ratio of 2.47%, which would result in an estimated consolidated ROTE of 20.2%. As of June 30, 2025, BBVA had a CET1 ratio of 13.34% and Banco Sabadell had a CET1 ratio of 13.56%, and as a result, the estimated CET1 ratio of the group as of June 30, 2025, on a fully-loaded basis (if the exchange offer had been completed and assuming acceptance by holders of Banco Sabadell shares representing 100% of the share capital of Banco Sabadell), would have been 13.13%.

•

The consolidation of very complementary businesses, both in terms of geographical diversification, which would increase the BBVA Group’s Eurozone exposure by five percentage points, in terms of total assets, and by nine percentage points, in terms of attributable profit, and in terms of the positioning in different client segments in Spain, where Banco Sabadell has more weight in SMEs (with a market share of 12.9% compared to BBVA’s market share of 12.0%) and BBVA has more weight in the retail segment (with a market share of 14.8% compared to Banco Sabadell’s market share of 6.5%, including mortgages and consumer loans) and in large enterprises, in each case, based on 2024 figures. This geographic and client segment positioning diversification is expected to make the group more resilient to macroeconomic impacts.

Banco Sabadell becoming part of the BBVA Group will result in a consolidated group that is more geographically diversified and that has a more balanced loan portfolio in Spain, with 47% of the portfolio in loans to retail customers (compared to 49% and 44% for BBVA and Banco Sabadell, respectively), 26% of the portfolio in loans to SMEs (compared to 23% and 33% for BBVA and Banco Sabadell, respectively) and 13% of the portfolio in loans to corporate and investment banking customers in Spain (compared to 15% and 10% for BBVA and Banco Sabadell, respectively), based on publicly-available financial disclosures of each of BBVA and Banco Sabadell as of December 31, 2024.

Additionally, both entities have a clear strategic focus on digitization (66% of BBVA’s new clients in 2024 registered through digital channels, while 54% of Banco Sabadell’s clients registered through digital channels in 2024) and sustainability (BBVA channeled approximately €99 billion into sustainable businesses in 2024 and Banco Sabadell mobilized more than €19 billion in sustainable finance in 2024, in each case, according to their respective annual results presentation).

The clients of Banco Sabadell may receive the services derived from the technological and digital capabilities of BBVA, which has been investing for years in technology to improve the user experience and offer personalized recommendations. Additionally, following completion of the exchange offer, Banco Sabadell’s clients may have access to a more comprehensive product and services offering and to other international markets in the countries where BBVA is present, thereby expanding their opportunities for business.

•

The estimated CET1 ratio of the consolidated group as of June 30, 2025, on a fully-loaded basis, would be above 12% (see “The Exchange Offer—Certain Consequences of the Exchange Offer—Impact of the Acquisition of Control of Banco Sabadell on the BBVA Group’s CET1 Ratio”), showing resilience to external impacts and a lower vulnerability through economic cycles due to increased diversification. The consolidated group would also have greater capacity to offer financing to individuals and companies as a result of a greater profit-generation capacity (which capacity will vary depending on whether a merger with Banco Sabadell is consummated). European regulators, in particular the ECB, have repeatedly pointed out that bank consolidation generates significant benefits at both the micro and macro level, improving banks’ solvency and efficiency through increased scale and greater revenue diversification.

•	Finally, BBVA believes that completion of the exchange offer will have a positive impact on other stakeholders:

•	Clients of both entities will have access to a value proposition characterized by the complementary nature of the franchises, a broader product offering and the global reach of the consolidated group.

•

Employees of both entities, within the scope of group policies and respecting the autonomous management of each entity, will have access to new professional growth opportunities in a global group. The acquisition of control of Banco Sabadell seeks to preserve the best talent and culture of both entities.

Completion of the exchange offer could also have a greater direct contribution to society through increased taxes (which contribution will vary depending on whether a merger with Banco Sabadell is consummated).

THE EXCHANGE OFFER

The respective sections of the “The Exchange Offer” section in the September 8, 2025 Offer to Exchange/Prospectus set forth below are hereby amended and supplemented as follows. The information below should be read in conjunction with, and as a supplement to, the section entitled “The Exchange Offer” in the September 8, 2025 Offer to Exchange/Prospectus beginning on page 115.

Consideration

BBVA has decided to improve the consideration offered in the exchange offer and change its nature to consist solely of BBVA shares. Pursuant to the revised terms of exchange offer, BBVA is offering as consideration in the exchange offer BBVA shares at an exchange ratio of one newly-issued BBVA share for each 4.8376 Banco Sabadell shares (adjusted, as the case may be, as described in this prospectus supplement) tendered and not withdrawn, compared to one newly-issued BBVA share and €0.70 in cash for each 5.5483 Banco Sabadell shares tendered and not withdrawn pursuant to the terms of the exchange offer described in the September 8, 2025 Offer to Exchange/Prospectus. As a result, holders of Banco Sabadell shares will need to tender fewer Banco Sabadell shares to receive one newly-issued BBVA share. BBVA has revised the consideration offered pursuant to the exchange offer to allow tendering holders of Banco Sabadell shares to increase their ownership in BBVA following completion of the exchange offer.

The term “exchange ratio” as used in this prospectus supplement and the September 8, 2025 Offer to Exchange/Prospectus means the exchange ratio of one newly-issued BBVA share for each 4.8376 Banco Sabadell shares (adjusted, as the case may be, as described in this prospectus supplement), unless the context otherwise requires.

Pursuant to the revised terms of the exchange offer, tendering holders of Banco Sabadell shares will not receive any cash in exchange for their Banco Sabadell shares (except as described elsewhere with respect to any fractional BBVA shares) as the terms of the exchange offer described in the September 8, 2025 Offer to Exchange/Prospectus have been revised to include solely BBVA shares.

As the consideration consists of newly-issued BBVA shares, BBVA’s board of directors, at the meeting at which it unanimously approved undertaking the exchange offer and in accordance with the provisions of article 14.5 of the Spanish Takeover Regulation, also approved the calling of a general shareholders’ meeting to decide on the issue of the new BBVA shares in the amount necessary to fully cover the share exchange. On July 5, 2024, BBVA’s extraordinary general shareholders’ meeting approved to authorize such capital increase, with shareholders representing 70.75% of the outstanding BBVA shares present at such meeting and 96.01% of such shareholders voting in favor. Pursuant to the provisions of article 14.2.c) of the Spanish Takeover Regulation, BBVA shall request the admission to trading of the newly-issued BBVA shares on the same markets on which its shares are currently listed, within the regulatory deadlines established.

If Banco Sabadell makes any distribution of dividends, reserves or any other type of distribution to its shareholders (regardless of whether it is an ordinary, extraordinary, interim or complementary distribution) prior to the settlement of the exchange offer or, if applicable, after the settlement of the exchange offer but before the settlement of a subsequent squeeze-out transaction, the share exchange offered as consideration in the exchange offer or in such subsequent squeeze-out transaction, or both, as applicable, will be adjusted accordingly by an amount equal to the gross amount of the distribution per Banco Sabadell share. The adjustment will be made taking into account the weighted average price per BBVA share during the three-month period prior to the announcement of the revised terms of the exchange offer (that is, €14.4880 per BBVA share) and the equivalent price per Banco Sabadell share resulting from the application of the exchange ratio of 4.8376 (that is, €2.9949 per Banco Sabadell share), reduced by the amount of any distribution of dividends, reserves or any other type of distribution by Banco Sabadell to Banco Sabadell’s shareholders after the date of the publication of BBVA’s announcement of the revised terms of the exchange offer but prior to the settlement of the exchange offer or, if applicable, after the settlement of the exchange offer but before the settlement of a subsequent squeeze-out transaction. Notwithstanding the foregoing, the consideration payable upon settlement of the exchange offer or settlement of a subsequent squeeze-out transaction, or both, as applicable, will not be adjusted for a distribution of dividends, reserves or any other type of distribution to shareholders with an ex-dividend date that occurs after the date of publication of the results of the exchange offer in the Official Quotation Bulletins. There may be adjustments as a consequence of any distribution of dividends, reserves or any other type of distribution, which have not been announced as of the date of this prospectus supplement, by Banco Sabadell to Banco Sabadell’s shareholders prior to the settlement of the exchange offer or, if applicable, after the settlement of the exchange offer but before the settlement of a subsequent squeeze-out transaction, and any such adjusted exchange ratio would be rounded to four decimals places, with 0.00005 being rounded up. There will be no adjustments to the share exchange offered as consideration in the exchange offer or in any subsequent squeeze-out transaction, or both, as applicable, as a result of the acquisition by Banco Sabadell of any Banco Sabadell shares pursuant to the Banco Sabadell Share Buy-Back Programs or any other share buy-back program.

If BBVA makes any distribution of dividends, reserves or any other type of distribution to its shareholders (regardless of whether it is an ordinary, extraordinary, interim or complementary distribution) prior to the settlement of the exchange offer or, if applicable, after the settlement of the exchange offer but before the settlement of a subsequent squeeze-out transaction, the consideration payable upon settlement of the exchange offer or settlement of such subsequent squeeze-out transaction, or both, as applicable, will be adjusted upwards by including a cash payment for each Banco Sabadell share tendered pursuant to the exchange offer or acquired in such subsequent squeeze-out transaction, or both, as applicable, equal to the gross amount of the relevant distribution per BBVA share divided by the exchange ratio of 4.8376 (adjusted, as the case may be, as described in this prospectus supplement). Notwithstanding the foregoing, the consideration payable upon settlement of the exchange offer or settlement of a subsequent squeeze-out transaction, or both, as applicable, will not be adjusted for a distribution of dividends, reserves or any other type of distribution to shareholders with an ex-dividend date that occurs after the date of publication of the results of the exchange offer in the Official Quotation Bulletins. There will be no adjustments to the consideration offered in the exchange offer or in any subsequent squeeze-out transaction, or both, as applicable, as a result of the acquisition by BBVA of any BBVA shares pursuant to any share buy-back program. BBVA does not intend to make any distribution of dividends, reserves or any other type of distribution to its shareholders (regardless of whether it is an ordinary, extraordinary, interim or complementary distribution) during the acceptance period.

For a comparison of the rights of holders of BBVA shares and Banco Sabadell shares, see “Comparison of Rights of Holders of BBVA Shares and Banco Sabadell Shares” in the September 8, 2025 Offer to Exchange/Prospectus.

Timing of the Exchange Offer

The exchange offer commenced on September 8, 2025 (the “commencement date”) and will expire at 5:59:59 p.m. Eastern time (11:59:59 p.m. Central European time) on the expiration date.

The term “expiration date” as used in this prospectus supplement and the September 8, 2025 Offer to Exchange/Prospectus means the date on which the exchange offer will expire, which is currently October 10, 2025, unless the exchange offer is extended by the CNMV in accordance with the Spanish Takeover Regulation, in which case the term “expiration date” means the latest time and date on which the exchange offer, as so extended, expires. The term “acceptance period” as used in this prospectus supplement and the September 8, 2025 Offer to Exchange/Prospectus means the period between the commencement date and the expiration date. Declarations of acceptance sent by holders of Banco Sabadell shares after the expiration date, or that are subject to conditions, will not be valid and will not be taken into account for purposes of the exchange offer.

Banco Sabadell shares tendered into the exchange offer may be withdrawn at any time prior to the last day of the acceptance period in accordance with the procedures described under “The Exchange Offer—Procedure for

Tendering—Withdrawal Rights” in the September 8, 2025 Offer to Exchange/Prospectus. Brokers and other securities intermediaries may set their own cut-off dates and times to receive instructions to withdraw Banco Sabadell shares that are earlier than the deadline specified in this prospectus supplement. You should contact your broker or other securities intermediary to determine the cut-off date and time that applies to you.

Extension, Termination and Amendment

On September 21, 2025, the board of directors of BBVA took the decision to waive both making any further improvements to the consideration of the exchange offer, pursuant to the provisions of Article 31.1 of the Spanish Takeover Regulation, and its extension under Article 23.2 of the Spanish Takeover Regulation.

However, the CNMV may extend the exchange offer acceptance period at its own discretion under the circumstances set forth in the Spanish Takeover Regulation, including (i) following a supplement to the offering documents published (or that will be published) in Spain when the CNMV considers that the materiality of the information disclosed in such supplement makes the extension of the exchange offer appropriate; or (ii) in other cases where the CNMV deems such extension necessary, through a justified resolution and to the extent legally possible.

During any such extension, all Banco Sabadell shares validly tendered into, and not withdrawn from, the exchange offer prior to that date will remain subject to the exchange offer, subject to your right to withdraw your Banco Sabadell shares. You should read the discussion below under “—Procedure for Tendering—Withdrawal Rights” for more information about your ability to withdraw tendered shares.

BBVA will extend the exchange offer, to the extent required by the U.S. federal securities laws (including Rule 14e-1 under the Exchange Act), if BBVA:

•	makes a material change to the terms of the exchange offer;

•	makes a material change in the information concerning the exchange offer; or

•	waives a material condition of the exchange offer.

In accordance with the SEC’s interpretation of the relevant U.S. federal securities laws, following a material change to the exchange offer (other than with respect to the offer price or the amount of securities sought and similarly significant changes), the exchange offer must remain open for five U.S. business days from the date that the material changes are disseminated to securityholders.

Pursuant to article 31 of the Spanish Takeover Regulation, BBVA may make a material change to the terms of the exchange offer, including reducing or eliminating the Minimum Acceptance Condition, at any time before the fifth natural day prior to the end of the acceptance period. Except as described under “—Conditions to Completion of the Exchange Offer—Potential Waiver by BBVA of the Minimum Acceptance Condition”, pursuant to U.S. federal securities laws (including Rule 14e-1 under the Exchange Act), BBVA may make a material change to the terms of the exchange offer only if, following such a material change, the exchange offer remains open for five U.S. business days from the date such material change was disseminated to holders of Banco Sabadell shares.

Where required by applicable law and regulation, BBVA will publish a supplement prospectus if the exchange offer is extended, terminated, amended or delayed, as promptly as practicable. No subsequent offering period will be available after the exchange offer.

For purposes of the exchange offer, a “Spanish business day” means any day other than a Saturday, Sunday or a public holiday in Spain and shall consist of the time period from 12:01 a.m. through 12:00 (midnight) Central European Time; “Spanish stock exchange business day” means any day other than a Saturday, Sunday or other day on which the Spanish Stock Exchanges are closed; and “U.S. business day” means any day other than a Saturday, Sunday or federal holiday in the United States and shall consist of the time period from 12:01 a.m. through 12:00 (midnight) Eastern time.

Conditions to Completion of the Exchange Offer

Potential Waiver by BBVA of the Minimum Acceptance Condition

Impact on the BBVA Group’s CET1 ratio

Based on the assumptions described under “—Certain Consequences of the Exchange Offer—Impact of the Acquisition of Control of Banco Sabadell on the BBVA Group’s CET1 Ratio—50% Acceptance Scenario”, BBVA estimates that, if the exchange offer were accepted by holders of Banco Sabadell shares representing 30% of the share capital of Banco Sabadell (for purposes of this section, the “30% Acceptance Scenario”) and the exchange offer were completed as a result of a waiver of the Minimum Acceptance Condition, and BBVA did not have control of Banco Sabadell upon completion of the exchange offer, the estimated impact on the CET1 ratio of the BBVA Group as of June 30, 2025, on a fully-loaded basis, would have been a positive impact of 21 basis points. This is because BBVA’s investment in Banco Sabadell would be accounted for using the equity method of accounting and, accordingly, capital consumption would be calculated applying a 250% risk weight to BBVA’s investment in Banco Sabadell up to the relevant threshold (beyond this threshold, such investment would be deducted directly from the capital base, potentially leading to an impact of 0 basis points on the CET1 ratio of BBVA as of June 30, 2025 if the full investment were deducted directly instead of applying a 250% risk weight). In this no-control scenario, BBVA estimates that the consummation of the TSB Sale and payment of the TSB Sale Dividend following completion of the exchange offer would have a cumulative positive impact of 42 basis points on the BBVA Group’s CET1 ratio as of June 30, 2025, though if BBVA’s investment in Banco Sabadell were to exceed the relevant threshold and accordingly be deducted directly from the capital base, the positive impact could decrease to 22 basis points if the full investment were deducted directly instead of applying a 250% risk weight.

If the BBVA Group’s CET1 ratio were impacted as described above, the BBVA Group’s CET1 ratio would continue to be above mandatory regulatory requirements, and BBVA believes that it would continue to be well capitalized.

The estimated impacts above take into account the impact of the BBVA Share Buy-Back Program, given that the €993 million maximum aggregate amount of the BBVA Share Buy-Back Program is already considered for purposes of calculating the CET1 ratio of the BBVA Group as of June 30, 2025, even though such buy-back program is pending execution as of the date of this prospectus supplement.

The above estimated impacts on the CET1 ratio of the BBVA Group as of June 30, 2025 may be adversely affected as a result of a Mandatory Tender Offer, with the extent of such variation principally a function of the number of Banco Sabadell shares acquired pursuant to such Mandatory Tender Offer, the consideration offered (in cash or in cash and BBVA shares, as applicable) and the resulting calculation of minority interests.

TSB Sale

On June 16, 2025, Banco Sabadell published an inside information notice registered with the CNMV with registry number 2776 confirming that it had received preliminary non-binding expressions of interest for the acquisition of the entire share capital of TSB and that it would assess any potential binding offer. On July 1, 2025, Banco Sabadell published an inside information notice registered with the CNMV with registry number 2805 (the “TSB Sale Inside Information Notice”), informing that it had received a binding offer from Banco Santander, S.A. for the consummation of the acquisition of all of the shares representing the share capital of TSB and other equity instruments issued by TSB and held by Banco Sabadell (the “TSB Sale”), and announcing its decision to call an extraordinary general shareholders’ meeting to approve the TSB Sale and the payment of an extraordinary gross dividend of €0.50 per Banco Sabadell share conditional upon the closing of the TSB Sale (the “TSB Sale Dividend”).

On July 3, 2025, Banco Sabadell published an other relevant information notice registered with the CNMV with registry number 35656, announcing the call of respective extraordinary general shareholders’ meetings to be held at 10:00 a.m. CET and 1:00 p.m. CET on August 6, 2025, on second call, to (i) authorize the TSB Sale and (ii) approve the payment of the TSB Sale Dividend, respectively. On July 22, 2025, Banco Sabadell published an other relevant information notice in response to a request from the CNMV to provide certain clarifications in relation to certain aspects of the information made available by Banco Sabadell with respect to the TSB Sale.

According to the TSB Sale Inside Information Notice:

•

The consideration for all of the shares representing the share capital of TSB is an initial price of £2,650 million, determined by reference to the Tangible Net Asset Value (“TNAV”) resulting from TSB’s unaudited consolidated balance sheet as of March 31, 2025, subject to adjustment as a result of the evolution of TSB’s TNAV between April 1, 2025 and the closing of the TSB Sale.

•

The purchase and sale price of the equity instruments and securities issued by TSB and subscribed by Banco Sabadell not matured, repurchased or redeemed as of the closing date of the TSB Sale will correspond to the sum of the fair values assigned to such equity instruments and securities based on the credit spreads agreed by Banco Sabadell and Banco Santander, S.A. for each such equity instrument and security as of such closing date.

•

The TSB Sale is subject to the satisfaction, no later than July 1, 2026, of the following conditions precedent: (i) the authorization of the TSB Sale by Banco Sabadell’s extraordinary general shareholders’ meeting, and (ii) the receipt of the relevant approvals from the PRA, the CMA and the ECB.

•	Closing of the TSB Sale is expected to occur in the first quarter of 2026.

•

The sale and purchase agreement for the TSB Sale provides for an allocation of risks and liabilities customary for transactions of this type, certain non-competition and non-solicitation covenants and the payment of a break-up fee to Banco Santander, S.A. if following the approval of the TSB Sale by Banco Sabadell’s extraordinary general shareholders’ meeting, Banco Sabadell sells TSB to a third party for a price higher than the price agreed with Banco Santander, S.A.

On August 6, 2025, extraordinary general shareholders’ meetings of Banco Sabadell (i) authorized the TSB Sale and (ii) approved the payment of the TSB Sale Dividend, respectively.

On August 11, 2025, BBVA publicly announced its decision not to withdraw the exchange offer as a result of the authorization of the TSB Sale and the approval of the payment of the TSB Sale Dividend by Banco Sabadell’s respective extraordinary general shareholders’ meetings. Accordingly, if all offer conditions are satisfied as of the end of the acceptance period, BBVA will be required to proceed with completion of the exchange offer despite the proposed TSB Sale.

The exchange ratio for the exchange offer will be adjusted as a result of the payment of the TSB Sale Dividend only if the TSB Sale Dividend has an ex-dividend date occurring prior to the date of publication of the results of the exchange offer in the Official Quotation Bulletins. Given that, according to the TSB Sale Inside Information Notice, the closing of the TSB Sale is expected to occur in the first quarter of 2026 (therefore, after the expected end of the acceptance period) and the payment of the TSB Sale Dividend is conditional upon closing of the TSB Sale, the exchange ratio is not expected to be adjusted as a result of the payment of the TSB Sale Dividend.

In this regard, following the corresponding analyses, BBVA considers that the potential consummation of the TSB Sale and the payment of the TSB Sale Dividend would not materially affect the strategic reasons of the exchange offer and that the acquisition of control of Banco Sabadell and its integration into the BBVA Group would continue to create value for the shareholders of both entities, without significantly altering the reasons for the exchange offer.

The following table sets forth certain metrics of the BBVA Group, reflecting completion of the exchange offer, calculated as described in the notes to such table and adjusted to reflect the potential consummation of the TSB Sale and the payment of the TSB Sale Dividend, based on publicly-available information.

	As of or for the six months ended June 30, 2025	Adjusted for TSB Sale and TSB Sale Dividend	As of or for the year ended Dec. 31, 2024	Adjusted for TSB Sale and TSB Sale Dividend
	(€ million, except % and basis points)
Consolidated total assets (1)	1,027,153	981,019	1,006,170	957,814
Attributable net profit (2)	6,490	6,319	12,006	11,753
Consolidated ROTE (3)	20.2%	19.5%	20.7%	20.1%
Consolidated CET 1 ratio (4)	13.13%	13.74%
Capital impact (Full Acquisition Scenario) (bps) (4)	-21	+40
Capital impact (50% Acceptance Scenario) (bps) (5)	-41	-4
Capital impact (30% Acceptance Scenario, without control of Banco Sabadell) (bps) (6)	+21	+42

(1)

Calculated based on the assumptions and estimates described under “Unaudited Condensed Pro Forma Financial Information—Assumptions and Estimates Used” and assuming completion of the exchange offer on June 30, 2025, under the Full Acquisition Scenario (as defined in “Unaudited Condensed Pro Forma Financial Information”). TSB Sale figures are based solely on publicly-available information and do not reflect potential intercompany balances or eliminations, which would be required for an accurate assessment.

(2)

Calculated based on the assumptions and estimates described under “Unaudited Condensed Pro Forma Financial Information—Assumptions and Estimates Used” and assuming completion of the exchange offer on January 1, 2024 under the Full Acquisition Scenario (as defined in “Unaudited Condensed Pro Forma Financial Information”). Only reported earnings are considered; no capital gain realized upon completion of the TSB Sale is included.

(3)

Calculated assuming acceptance by holders of Banco Sabadell shares representing 100% of the share capital of Banco Sabadell. Percentages for the six months ended June 30, 2025 are calculated on the basis of annualized attributable net profit.

(4)

Calculated based on the assumptions and estimates described under “—Impact of the Acquisition of Control of Banco Sabadell on the BBVA Group’s CET1 Ratio” and assuming completion of the exchange offer under the Full Acquisition Scenario (as defined therein).

(5)

Calculated based on the assumptions and estimates described under “—Impact of the Acquisition of Control of Banco Sabadell on the BBVA Group’s CET1 Ratio” and assuming completion of the exchange offer under the 50% Acceptance Scenario (as defined therein).

(6)

Calculated based on the assumptions and estimates described under “—Conditions to Completion of the Exchange Offer—Potential Waiver by BBVA of the Minimum Acceptance Condition—Impact on the BBVA Group’s CET1 ratio” and assuming completion of the exchange offer under the 30% Acceptance Scenario (as defined therein).

For additional information on the potential consequences the TSB Sale, see “Risk Factors—Risks Relating to the Exchange Offer—If the exchange offer is completed and the TSB Sale is consummated, TSB will, following consummation of the TSB Sale, no longer be part of the BBVA Group. Additionally, the exchange ratio for the exchange offer would be adjusted as a result of the payment of the TSB Sale Dividend only if the ex-dividend date occurs prior to the date of publication of the results of the exchange offer in the Official Quotation Bulletins. Given that, according to the TSB Sale Inside Information Notice, the closing of the TSB Sale is expected to occur in the first quarter of 2026, the exchange ratio is not expected to be adjusted as a result of the payment of the TSB Sale Dividend” in the September 8, 2025 Offer to Exchange/Prospectus.

Procedure for Tendering

Upon settlement of the exchange offer, holders of Banco Sabadell shares who tender, and do not withdraw, their Banco Sabadell shares into the exchange offer will receive as consideration in the exchange offer BBVA shares at an exchange ratio of one newly-issued BBVA share for each 4.8376 Banco Sabadell shares. The participation of an Iberclear participant will be necessary for the delivery of the consideration offered pursuant to the exchange offer.

As BBVA is a credit institution legally authorized to perform the functions of an agent and is a member entity of the Spanish Stock Exchanges and an Iberclear participant, BBVA will be responsible for intervening and settling the exchange offer, acting as the agent bank.

Holders of Banco Sabadell shares who wish to tender their Banco Sabadell shares into the exchange offer must (i) submit their declaration of acceptance in writing to the Iberclear participant where their Banco Sabadell shares are deposited, either in person, by electronic means or by any other means permitted by such Iberclear participant, or (ii) submit their declaration of acceptance to BBVA, as agent bank, either in person at any BBVA office or by electronic means, provided that such holder’s Banco Sabadell shares are deposited directly with an Iberclear participant (e.g., this option (ii) is not available to holders of Banco Sabadell shares that hold their Banco Sabadell shares through foreign entities that are not Iberclear participants).

BBVA, as agent bank, will collect such declarations of acceptance and will submit information regarding the same to the governing bodies of the Spanish Stock Exchanges on a daily basis. Once such information is received, the governing bodies of the Spanish Stock Exchanges will inform each Iberclear participant where any tendered shares are deposited, on a daily basis and at the end of the acceptance period, so that they may block any Banco Sabadell shares tendered into the exchange offer.

BBVA, as agent bank, will be responsible for the correct management of the declarations of acceptance it receives in this capacity and for the reconciliation of the information relating to the aforementioned declarations of acceptance in accordance with the relevant operating instructions, resolving with the holders of Banco Sabadell shares who have submitted the corresponding declarations of acceptance any incidents that may arise.

In this process, participating entities will comply with the provisions of the corresponding operating instructions of the governing bodies of the Spanish Stock Exchanges and the communications relating to the exchange offer issued through Iberclear (in particular, processing, checking and confirming the data corresponding to the declarations of acceptance with respect to the deadlines, files and methods of action established in such operating instructions and communications, in the best interest of their clients).

Holders of Banco Sabadell shares may tender all or part of their Banco Sabadell shares, from the first day of the acceptance period until the expiration date (both inclusive) and every declaration of acceptance must tender at least one Banco Sabadell share.

Banco Sabadell shares tendered into the exchange offer must be transmitted in favor of BBVA (i) with all corresponding economic and political rights, (ii) free of any charges, encumbrances or rights in favor of third parties that limit the voting or economic rights of such Banco Sabadell shares or their free transferability and (iii) by a person duly authorized to transfer such Banco Sabadell shares, such that BBVA will acquire an irrevocable property interest in such Banco Sabadell shares, in accordance with the provisions of article 11 of the Securities Market Law.

In accordance with the provisions of article 34.2 of the Spanish Takeover Regulation, during the acceptance period, the depository entities receiving declarations of acceptance from holders of Banco Sabadell shares who tender their Banco Sabadell shares into the exchange offer, either directly or through the governing bodies of the Spanish Stock Exchanges as a result of having been received by BBVA as market participant and in its condition as agent bank, will send to BBVA and the governing bodies of the Spanish Stock Exchanges all such declarations of acceptance on a daily basis.

Depository entities, including BBVA as market participant and Iberclear participant acting in its condition as agent bank, that have communicated joint declarations of acceptance of holders of Banco Sabadell shares which are subsequently withdrawn must submit new joint declarations modifying and substituting the previous declarations of acceptance.

Declarations of acceptance sent by holders of Banco Sabadell shares after the expiration date, or that are subject to conditions, will not be valid and will not be taken into account for purposes of the exchange offer.

Communications regarding declarations of acceptance shall be submitted by the relevant Iberclear participant to BBVA, as agent bank, using the contact information set forth below:

Agent bank: Banco Bilbao Vizcaya Argentaria, S.A. (BIC: BBVAESMM)

Address: Plaza San Nicolás, 4, 48005 Bilbao

To the attention to: Alfonso Barandica

Email: bancoagente@bbva.com

BBVA and the governing bodies of the Spanish Stock Exchanges will provide the CNMV, upon request, with the information available to them regarding the declarations of acceptance received, and not withdrawn, in the context of the exchange offer.

Upon termination of the acceptance period and within the period established in the operating instructions issued and published by the Spanish Stock Exchanges, all declarations of acceptance validly received in the context of the exchange offer will be sent by the Iberclear participants (whether such declarations of acceptance have been received directly or through the governing bodies of the Spanish Stock Exchanges as a result of having been received by BBVA as market participant and in its condition as agent bank) to the governing bodies of the Spanish Stock Exchanges, through the depository entities participating in Iberclear in which the corresponding Banco Sabadell shares are deposited and BBVA as market participant and Iberclear participant acting in its condition as agent bank, who will be responsible for collecting such declarations of acceptance in writing in person, by electronic means, or by any other means permitted by such Iberclear participant and will be responsible (in the case of depository entities participating in Iberclear in which the corresponding Banco Sabadell shares are deposited), in accordance with their records, for the ownership and possession of the Banco Sabadell shares to which such declarations of acceptance refer, as well as for the absence of charges and encumbrances or rights in favor of third parties that limit the voting or economic rights of such Banco Sabadell shares or their free transferability.

All declarations of acceptance submitted by holders of Banco Sabadell shares must be accompanied by sufficient documentation to enable the transfer of the corresponding Banco Sabadell shares to BBVA and must include all the information that the applicable regulations require for similar transactions, including, but not limited to: (i) full name or company name; (ii) address; and (iii) tax identification number or, in the case of holders of Banco Sabadell shares who are not residents of Spain and do not have a Spanish tax identification number, their passport or identification number, nationality and address.

In no event will BBVA accept declarations of acceptance relating to Banco Sabadell shares that have been acquired by the tendering holder after the last day of the acceptance period or declarations of acceptance submitted by holders of Banco Sabadell shares through the depository entities participating in Iberclear in which the corresponding Banco Sabadell shares are deposited or through BBVA as market participant and in its condition as agent bank and received by the participating entity through the governing bodies of the Spanish Stock Exchanges after the expiration time of the exchange offer. That is, the acquisition of any Banco Sabadell shares tendered in the exchange offer must take place no later than the last day of the acceptance period and declarations of acceptance must be submitted no later than the expiration time.

All of the above refers to the declarations of acceptance submitted by holders of Banco Sabadell shares and the role of the depository entities and investment services entities that receive them from such holders. It does not affect, therefore, the subsequent information flows between the entities that receive them, the custodians and the Iberclear participants to carry out the necessary processes for the communication to the governing bodies of the Spanish Stock Exchange of any such declarations of acceptance.

Information regarding the declarations of acceptance from holders of Banco Sabadell shares received in connection with the exchange offer may be obtained in accordance with article 35.2 of the Spanish Takeover Regulation by interested parties during the acceptance period, upon request, at BBVA’s address, provided that the relevant holder of Banco Sabadell shares who requests such information provides a complete identification and all of the relevant information regarding its ownership of Banco Sabadell shares.

Before submitting a declaration of acceptance, holders of Banco Sabadell shares are urged to read this prospectus supplement and the September 8, 2025 Offer to Exchange/Prospectus in their entirety. By submitting their declaration of acceptance, U.S. holders of Banco Sabadell shares will be deemed to have been provided this prospectus supplement and the September 8, 2025 Offer to Exchange/Prospectus.

You must follow the procedures described above in a timely manner in order to tender your Banco Sabadell shares into the exchange offer.

ALL HOLDERS WISHING TO TENDER THEIR BANCO SABADELL SHARES MUST ALLOW SUFFICIENT TIME FOR THE COMPLETION OF ALL REQUIRED STEPS DESCRIBED IN THIS PROSPECTUS SUPPLEMENT AND THE SEPTEMBER 8, 2025 OFFER TO EXCHANGE/PROSPECTUS BEFORE THE EXPIRATION TIME.

Settlement and Delivery of Securities

No later than the first Spanish stock exchange business day following publication of the results of the exchange offer in the Official Quotation Bulletins, BBVA, as agent bank, will calculate the number of BBVA shares to be issued as consideration in the exchange offer, taking into account the number of Banco Sabadell shares validly tendered into, and not withdrawn from, the exchange offer.

Within two Spanish stock exchange business days following publication of the results of the exchange offer in the Official Quotation Bulletins, BBVA, as agent bank, will initiate, together with Iberclear, the necessary actions to make available to BBVA the Banco Sabadell shares validly tendered into, and not withdrawn from, the exchange offer for their effective exchange for newly-issued BBVA shares.

For these purposes, Iberclear will issue, within three Spanish stock exchange business days following publication of the results of the exchange offer in the Official Quotation Bulletins, a certificate certifying the number of Banco Sabadell shares made available to BBVA for the settlement of the exchange offer. Such certificate will be considered by BBVA as delivery of the Banco Sabadell shares tendered into the exchange offer for purposes of the share capital increase that BBVA will carry out to issue the BBVA shares offered as consideration in the exchange offer.

Execution of the Share Capital Increase and Registration of the Newly-Issued BBVA Shares with the Commercial Registry

On the same day or no later than the second Spanish stock exchange business day following the date in which Iberclear issues the certificate certifying the number of Banco Sabadell shares tendered into the exchange offer, BBVA’s board of directors or, if applicable, any authorized person or persons, will proceed to execute the capital increase, and will agree to the delivery of the newly-issued BBVA shares to the holders of Banco Sabadell shares who validly tendered, and did not withdraw, their Banco Sabadell shares into the exchange offer, in accordance with the exchange ratio of 4.8376 (adjusted, as the case may be, as described in this prospectus supplement).

The agreement for the execution of the share capital increase will be communicated to the CNMV immediately through an other relevant information notice to be registered and filed with the CNMV. The agreement will then be notarized no later than two Spanish stock exchange business days following the date of the agreement and submitted for registration in the Bizkaia Commercial Registry, which registration is expected to take place the same day as the submission or no later than the following Spanish stock exchange business day.

Registration of the Newly-Issued BBVA Shares with Iberclear and its Participating Entities

Once the corresponding deed of BBVA’s share capital increase is granted and registered in the Bizkaia Commercial Registry, a notarial testimony or authorized electronic copy of such deed will be presented to Iberclear and the governing bodies of the Spanish Stock Exchanges, for the registration of such newly-issued BBVA shares with Iberclear and its participating entities in the name of the former holders of Banco Sabadell shares in accordance with the exchange ratio of 4.8376 (adjusted, as the case may be, as described in this prospectus supplement).

Iberclear and its participating entities will proceed to register the newly-issued BBVA shares as book entries in their corresponding accounting records in favor of the former holders of Banco Sabadell shares, as promptly as possible, which is expected to take place no later than the third Spanish stock exchange business day following the presentation to Iberclear of the deed of BBVA’s share capital increase.

On that same date, the newly-issued BBVA shares will be deposited in the Iberclear participants in which the tendering holders of Banco Sabadell shares had their Banco Sabadell shares deposited. Until the newly-issued BBVA shares are registered under the ownership of the holders of Banco Sabadell shares who validly tendered, and did not withdraw, their Banco Sabadell shares into the exchange offer, BBVA will provide each such holder, upon request in writing to BBVA, as agent bank, a certificate certifying the subscription by such holder of the corresponding number of newly-issued BBVA shares, although such certificate shall not be deemed a negotiable instrument.

The effective change of ownership on the registries of Iberclear of all Banco Sabadell shares validly tendered into, and not withdrawn from, the exchange offer in favor of BBVA will occur simultaneously with the registration in the registries of Iberclear and its participating entities of the newly-issued BBVA shares in the name of the holders of Banco Sabadell shares who validly tendered, and did not withdraw, their Banco Sabadell shares into the exchange offer.

The settlement of the exchange offer will take place upon registration of the ownership of the newly-issued BBVA shares for the benefit of the holders of Banco Sabadell shares who validly tendered, and did not withdraw, their Banco Sabadell shares into the exchange offer, in the accounting records of Iberclear and its participating entities. BBVA will notify the CNMV, by means of a communication of other relevant information, of the settlement of the exchange offer.

Delivery of Exchange Offer Cash Consideration

Pursuant to the revised terms of the exchange offer, tendering holders of Banco Sabadell shares will not receive any cash in exchange for their Banco Sabadell shares (except as described elsewhere with respect to any fractional BBVA shares) as the terms of the exchange offer described in the September 8, 2025 Offer to Exchange/Prospectus have been revised to include solely BBVA shares.

Dividend Payments

If Banco Sabadell makes any distribution of dividends, reserves or any other type of distribution to its shareholders (regardless of whether it is an ordinary, extraordinary, interim or complementary distribution) prior to the settlement of the exchange offer or, if applicable, after the settlement of the exchange offer but before the settlement of a subsequent squeeze-out transaction, the share exchange offered as consideration in the exchange offer or in such subsequent squeeze-out transaction, or both, as applicable, will be adjusted accordingly by an amount equal to the gross amount of the distribution per Banco Sabadell share. The adjustment will be made taking into account the weighted average price per BBVA share during the three-month period prior to the announcement of the revised terms of the exchange offer (that is, €14.4880 per BBVA share) and the equivalent price per Banco Sabadell share resulting from the application of the exchange ratio of 4.8376 (that is, €2.9949 per Banco Sabadell share), reduced by the amount of any distribution of dividends, reserves or any other type of distribution by Banco Sabadell to Banco Sabadell’s shareholders after the date of the publication of BBVA’s announcement of the revised terms of the exchange offer but prior to the settlement of the exchange offer or, if applicable, after the settlement of the exchange offer but before the settlement of a subsequent squeeze-out transaction. Notwithstanding the foregoing, the consideration payable upon settlement of the exchange offer or settlement of a subsequent squeeze-out transaction, or both, as applicable, will not be adjusted for a distribution of dividends, reserves or any other type of distribution to shareholders with an ex-dividend date that occurs after the date of publication of the results of the exchange offer in the Official Quotation Bulletins. On October 1, 2024, Banco Sabadell paid a dividend of €0.08 per Banco Sabadell share and, as a result, the applicable exchange ratio was adjusted on the ex-dividend date of such dividend payment from the original exchange ratio of one newly-issued BBVA share for each 4.83 Banco Sabadell shares to one newly-issued BBVA share for each 5.0196 Banco Sabadell shares (which is the result of dividing €10.24 per BBVA share by €2.04 per ex-dividend Banco Sabadell share). On March 28, 2025, Banco Sabadell paid a dividend of €0.1244 per Banco Sabadell share and, as a result, the applicable exchange ratio was adjusted on the ex-dividend date of such dividend payment from the prior exchange ratio of one newly-issued BBVA share for each 5.0196 Banco Sabadell shares to one newly-issued BBVA share for each 5.3456 Banco Sabadell shares (which is the result of dividing €10.24 per BBVA share by €1.9156 per ex-dividend Banco Sabadell share). On August 29, 2025, Banco Sabadell paid a dividend of €0.07 per Banco Sabadell share and, as a result, the applicable exchange ratio was adjusted on the ex-dividend date of such dividend payment from the prior exchange ratio of one newly-issued BBVA share for each 5.3456 Banco Sabadell shares to one newly-issued BBVA share for each 5.5483 Banco Sabadell shares (which is the result of dividing €10.24 per BBVA share by €1.8456 per ex-dividend Banco Sabadell share). There may be further adjustments as a consequence of any further distribution of dividends, reserves or any other type of distribution, which have not been announced as of the date of this prospectus supplement, by Banco Sabadell to Banco Sabadell’s shareholders prior to the settlement of the exchange offer or, if applicable, after the settlement of the exchange offer but before the settlement of a subsequent squeeze-out transaction, and any such adjusted exchange ratio would be rounded to four decimals places, with 0.00005 being rounded up. There will be no adjustments to the share exchange offered as consideration in the exchange offer or in any subsequent squeeze-out transaction, or both, as applicable, as a result of the acquisition by Banco Sabadell of any Banco Sabadell shares pursuant to the Banco Sabadell Share Buy-Back Programs or any other share buy-back program.

If BBVA makes any distribution of dividends, reserves or any other type of distribution to its shareholders (regardless of whether it is an ordinary, extraordinary, interim or complementary distribution) prior to the settlement of the exchange offer or, if applicable, after the settlement of the exchange offer but before the settlement of a subsequent squeeze-out transaction, the consideration payable upon settlement of the exchange offer or settlement of such subsequent squeeze-out transaction, or both, as applicable, will be adjusted upwards by including a cash payment for each Banco Sabadell share tendered pursuant to the exchange offer or acquired in such subsequent squeeze-out transaction, or both, as applicable, equal to the gross amount of the relevant distribution per BBVA share divided by the exchange ratio of 4.8376 (adjusted, as the case may be, as described in this prospectus supplement). Notwithstanding the foregoing, the consideration payable upon settlement of the exchange offer or settlement of a subsequent squeeze-out transaction, or both, as applicable, will not be adjusted for a distribution of dividends, reserves or any other type of distribution to shareholders with an ex-dividend date that occurs after the date of publication of the results of the exchange offer in the Official Quotation Bulletins. There will be no adjustments to the consideration offered in the exchange offer or in any subsequent squeeze-out transaction, or both, as applicable, as a result of the acquisition by BBVA of any BBVA shares pursuant to any share buy-back program. BBVA does not intend to make any distribution of dividends, reserves or any other type of distribution to its shareholders (regardless of whether it is an ordinary, extraordinary, interim or complementary distribution) during the acceptance period.

Tendering holders of Banco Sabadell shares who become shareholders of BBVA pursuant to the exchange offer will no longer receive any dividends paid by Banco Sabadell that have an ex-dividend date that occurs after the date of publication of the results of the exchange offer in the Official Quotation Bulletins but will however receive any dividends paid by BBVA that have an ex-dividend date that occurs after the date of publication of the results of the exchange offer in the Official Quotation Bulletins.

For a description of Spanish and U.S. federal income tax consequences of these dividend payments for U.S. shareholders, see “—Spanish Tax Consequences for U.S. Shareholders” and “—Material U.S. Federal Income Tax Considerations for U.S. Holders” below.

The BBVA shares to be issued in connection with the exchange offer will have the same dividend, voting and other rights as the other currently outstanding BBVA shares.

Spanish Tax Consequences for U.S. Shareholders

General

The description below summarizes certain material Spanish taxation considerations, is intended as a general guide and applies only to (i) holders exchanging their Banco Sabadell shares for BBVA shares pursuant to the exchange offer; and (ii) the ownership and disposition of BBVA shares received pursuant to the exchange offer. The description below is based on Spanish law currently in force, which is subject to change, even with retroactive effect.

The following description will apply to holders of Banco Sabadell shares (i) who are tax residents of the United States for the purposes of the Double Taxation and the Prevention of Fiscal Evasion treaty with respect to taxes on income, signed in Madrid on February 22, 1990, together with a related protocol signed on January 14, 2013 (the “United States-Spain Treaty”), and are fully entitled to its benefits, without any limitation; and (ii) do not carry on business activities through a permanent establishment (as defined in the United States-Spain Treaty) in Spain to which their BBVA shares or Banco Sabadell shares, as the case may be, are effectively connected, nor act through a non-cooperative jurisdiction for Spanish tax purposes (as defined in the Order HFP/115/2023, of February 9) (a “Qualifying Shareholder”).

This summary is not a complete analysis or description of all the possible tax consequences for holders of Banco Sabadell shares and the acquisition, ownership and disposition of BBVA shares and does not address all tax consequences that may be relevant to all categories of potential investors (such as pension funds, undertakings for collective investment, etc.), some of whom may be subject to special rules. In particular, this tax section does not address the Spanish tax consequences applicable to “look-through” entities (such as trusts or estates) that may be subject to the tax regime applicable to such non-Spanish entities under the Spanish Non-Resident Income Tax

(“NRIT”) Law, holders who own an interest in BBVA shares representing 10% or more of BBVA’s share capital, individuals who acquire the BBVA shares by reason of employment or pension funds or collective investment in transferrable securities (“UCITS”). This summary is based on Spanish tax law, along with any administrative pronouncements, judicial decisions and the United States-Spain Treaty, all as of the date of this offer to exchange/prospectus, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect.

Any holders of BBVA shares who do not fall within the above description of a “Qualifying Shareholder” or who are in any doubt as to their taxation position or obligations should consult their own professional advisors immediately.

This summary of certain material Spanish taxation considerations is for general information only and is not tax advice. Qualifying Shareholders are urged to consult their tax advisors with respect to the application of the Spanish tax law to their particular situations, as well as any tax consequences arising under the laws of any foreign or other taxing jurisdiction or under any applicable tax treaty.

Consequences of the Exchange Offer

As a general rule, the exchange offer may be treated as realizing a capital gain in Spain and should not trigger any Spanish taxation (including Spanish Transfer Tax or Value Added Tax) for Qualifying Shareholders with the resultant reporting obligations described below. Please also see “—Consequences of the Acquisition, Ownership and Disposition of BBVA Shares—Taxation of Capital Gains or Losses”.

However, the exchange offer may qualify as a share for share exchange according to Law 27/2014, of November 27, of Corporate Income Tax (“CIT Law”) and therefore be eligible for the application of the special tax regime applicable to mergers, spin offs, contributions and share for share exchanges (the “Tax Neutral Regime”) in Spain if: (i) BBVA acquires the majority of the voting rights of Banco Sabadell and (ii) the cash consideration paid pursuant to the exchange offer does not exceed 10% of the nominal value of all the BBVA shares exchanged.

Under the Tax Neutral Regime no capital gains would be realized in Spain for Qualifying Shareholders. If the Tax Neutral Regime is applied, for Spanish tax purposes (i) the acquisition price of any BBVA shares acquired by Qualifying Shareholders would be equivalent to that of the Banco Sabadell shares exchanged, determined in accordance with the rules set forth in Royal Legislative Decree 5/2004, of March 5, of NRIT and (ii) the acquisition date of any such shares would be that corresponding to the Banco Sabadell shares exchanged.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following are material U.S. federal income tax consequences to the U.S. Holders described below of (i) exchanging their Banco Sabadell shares for BBVA shares (and cash in lieu of fractional shares) pursuant to the terms of the exchange offer and (ii) the ownership and disposition of BBVA shares received by U.S. Holders pursuant to the exchange offer (or of BBVA ADSs that a U.S. Holder may own following an exchange of BBVA shares received in the exchange offer), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to participate in the exchange offer. For the avoidance of doubt, BBVA ADSs are not being offered as consideration pursuant to the exchange offer. The discussion applies only to U.S. Holders that hold Banco Sabadell shares, and will hold BBVA shares or BBVA ADSs, as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances or tax consequences applicable to U.S. Holders subject to special rules, such as:

•	financial institutions;

•	insurance companies;

•	dealers or electing traders in securities that use a mark-to-market method of tax accounting;

•	persons that hold Banco Sabadell shares, or that will hold BBVA shares or BBVA ADSs, as part of a “straddle”, conversion transaction or integrated transaction;

•	persons whose “functional currency” is not the U.S. dollar;

•	tax exempt entities, “individual retirement accounts” or “Roth IRAs”;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes or partners therein;

•	persons that own or are deemed to own, by vote or value, 5% or more of the shares of Banco Sabadell or BBVA;

•

persons that acquired Banco Sabadell shares pursuant to the exercise of an employee stock option or otherwise as compensation; or persons that hold Banco Sabadell shares, or that will hold BBVA shares or BBVA ADSs, in connection with a trade or business outside the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes owns Banco Sabadell shares, BBVA shares or BBVA ADSs, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Entities classified as partnerships for U.S. federal income tax purposes and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of exchanging Banco Sabadell shares pursuant to the exchange offer and the ownership and disposition of BBVA shares or BBVA ADSs in their specific circumstances.

The following discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury Regulations, and the income tax treaty between the United States and Spain (the “Treaty”), all as of the date of this prospectus supplement, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. This summary does not address any minimum or Medicare contribution tax considerations, the special tax accounting rules under Section 451(b) of the Code, or U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes), nor does it address any aspects of U.S. state, local or non-U.S. taxation. U.S. Holders are urged to consult their tax advisers as to the U.S., Spanish and other tax consequences of participating in the exchange offer.

As used herein, a “U.S. Holder” is a person that is, for U.S. federal income tax purposes, a beneficial owner of Banco Sabadell shares (and after the exchange offer will be a beneficial owner of BBVA shares, or BBVA ADSs if that person exchanges its BBVA shares for BBVA ADSs) and:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder that owns BBVA ADSs will be treated as the owner of the underlying BBVA shares represented by those BBVA ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if after completion of the exchange offer a U.S. Holder exchanges BBVA shares for BBVA ADSs representing those shares. BBVA ADSs are not being offered as consideration pursuant to the exchange offer.

The following discussion assumes that the only consideration that Banco Sabadell shareholders will receive from BBVA in exchange for their Banco Sabadell shares will be (i) BBVA ordinary shares and (ii) cash in lieu of fractional BBVA shares.

Consequences of the Exchange Offer

Taxable Treatment

The U.S. federal income tax consequences of the exchange offer to U.S. Holders will depend on whether a merger of Banco Sabadell with BBVA is consummated after the exchange offer, and, if so, whether the exchange offer (and any Mandatory Tender Offer) and such merger, taken together, will be treated as part of a plan of reorganization and qualify as a reorganization within the meaning of Section 368(a) of the Code (a “Reorganization”). Although the proper treatment of these transactions, taken together, is not entirely clear, the fact that BBVA is prohibited from consummating a merger with Banco Sabadell during the No-merger Period will likely cause the exchange offer to be taxable to U.S. shareholders of Banco Sabadell for U.S. federal income tax purposes. U.S. Holders should consult their tax advisers regarding whether the exchange offer may nevertheless qualify as part of a Reorganization in the event a merger of Banco Sabadell with BBVA is ultimately consummated (as currently intended by BBVA). U.S. Holders should note that even if the exchange offer and any future merger, taken together, would be treated as consummated as part of a plan within the meaning of the rules governing reorganizations, there can be no assurance that it would qualify as a nontaxable Reorganization because that treatment would depend, in part, on facts that will not be known until after completion of the exchange offer and potentially only at the time of the merger. BBVA will not seek a ruling from the Internal Revenue Service regarding the treatment of the exchange offer and any subsequent merger. Therefore, U.S. Holders should expect, and the remaining discussion assumes, that the exchange offer will not qualify as part of a Reorganization.

In this case, the receipt of BBVA shares and cash in lieu of fractional BBVA shares in exchange for Banco Sabadell shares will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder that exchanges Banco Sabadell shares generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount realized on the exchange and the U.S. Holder’s tax basis in the Banco Sabadell shares exchanged, in each case as determined in U.S. dollars. The amount realized on the exchange will be the sum of the fair market value of the BBVA shares received in the exchange (including as a result of an adjustment to the exchange ratio, as described above in “Dividend Payments”) and cash received in lieu of fractional BBVA shares, each as determined in U.S. dollars. A U.S. Holder will have a tax basis in the BBVA shares received in the exchange equal to their fair market value on the date of the exchange, and its holding period with respect to such BBVA shares received will begin on the day after the date of the exchange. If a U.S. Holder acquired different blocks of Banco Sabadell shares at different times or at different prices, gain or loss will be determined separately for each such block. Subject to the discussion below regarding the potential application of the passive foreign investment company (“PFIC”) rules, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, as of the completion date, the U.S. Holder’s holding period for its Banco Sabadell shares exceeds one year. Long-term capital gains of non-corporate U.S. Holders generally are eligible for favorable rates of taxation. The deductibility of capital losses is subject to limitations.

To BBVA’s knowledge, Banco Sabadell has not taken a position in publicly available filings on whether or not it has been a PFIC for U.S. federal income tax purposes for any prior taxable year, and BBVA has not analyzed Banco Sabadell’s PFIC status for any taxable year. If Banco Sabadell is or was a PFIC for any taxable year included, in whole or in part, in a U.S. Holder’s holding period for its Banco Sabadell shares, any gain would be generally subject to tax in the manner described below under “—Consequences of the Ownership and Disposition of BBVA Shares or BBVA ADSs—Passive Foreign Investment Company Rules”. A U.S. Holder should consult its tax adviser regarding whether Banco Sabadell is or was a PFIC at any time during its holding period for the Banco Sabadell shares and the effect of the PFIC rules on the exchange of Banco Sabadell shares for BBVA shares pursuant to the exchange offer.

Foreign Tax Credits

Gain or loss, if any, resulting from the exchange offer generally will be U.S. source for foreign tax credit purposes. Under certain Treasury regulations, a U.S. Holder generally will be precluded from claiming a foreign tax credit with respect to Spanish income taxes (if any) on gains from the receipt of BBVA shares and cash in lieu of fractional BBVA shares as part of the exchange offer. However, the IRS released notices that provide relief from certain of the provisions of these Treasury regulations (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Even if these Treasury regulations do not prohibit a U.S. Holder from claiming a foreign tax credit with respect to Spanish income taxes (if any) on gains from the receipt of BBVA shares and cash in lieu of fractional BBVA shares as part of the exchange offer, because any gain resulting from the exchange offer generally will be U.S. source, other limitations under the foreign tax credit rules may preclude a U.S. Holder from claiming (or limit the U.S. Holder’s ability to claim) a foreign tax credit with respect to such Spanish taxes. If a U.S. Holder is precluded from claiming a foreign tax credit, it is possible that any Spanish taxes on such gains may either be deductible or reduce the amount realized in connection with the exchange. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability or deductibility of Spanish income tax (if any) in their particular circumstances.

Receipt of Foreign Currency

In the case of cash received in the exchange offer in lieu of fractional BBVA shares in euros, the amount realized by a U.S. Holder will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of the exchange. On the settlement date, the U.S. Holder will recognize U.S.-source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of the exchange and the settlement date. However, if the Banco Sabadell shares are traded on an established securities market and are exchanged by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), the amount realized will be based on the exchange rate in effect on the settlement date, and no exchange gain or loss will be recognized at that time. U.S. Holders should consult their tax advisers regarding the treatment of foreign currency gain or loss, if any, on any euros received that are converted into U.S. dollars on a date subsequent to receipt.

Consequences of the Ownership and Disposition of BBVA Shares or BBVA ADSs

The following discussions under “—Taxation of Distributions” and “—Sale or Other Taxable Disposition of BBVA Shares or BBVA ADSs” are subject to the discussion under “—Passive Foreign Investment Company Rules” below.

Taxation of Distributions

The amount of any distributions, before reduction for any Spanish income tax withheld by BBVA or its paying agent, paid with respect to BBVA shares or BBVA ADSs (other than certain pro rata distributions of BBVA’s capital stock or rights to subscribe for shares of its capital stock) will be includible in the income of a U.S. Holder as ordinary dividend income, to the extent paid out of BBVA’s current or accumulated earnings and profits as determined in accordance with U.S. federal income tax principles. Because BBVA does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. The amount of such dividends will be treated as foreign-source dividend income and will not be eligible for the “dividends received deduction” generally allowed to U.S. corporations under the Code. Subject to applicable limitations, dividends paid to non-corporate U.S. Holders may be treated as “qualified dividend income” taxable at favorable rates applicable to long-term capital gains. Non-corporate U.S. Holders should consult their tax advisers to determine the availability of these favorable rates in their particular circumstances.

The amount of a dividend distribution will equal the U.S. dollar value of the euros received, calculated by reference to the exchange rate in effect on the date such distribution is received (which, for U.S. Holders of BBVA ADSs, will be the date such distribution is received by the depositary), regardless of whether the distribution is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. If the dividend is not converted into U.S. dollars on the date of receipt, a U.S. Holder may have foreign currency gain or loss on the conversion date. In general, any foreign currency gain or loss will be U.S.-source ordinary gain or loss.

Subject to applicable limitations that vary depending upon a U.S. Holder’s circumstances, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability for any non-refundable Spanish NRIT taxes withheld by BBVA or its paying agent at a rate not exceeding the rate the U.S. Holder is entitled to under Spanish domestic law or the Treaty. Spanish taxes withheld in excess of the rate applicable under Spanish domestic law or the Treaty or that are otherwise refundable under Spanish law will not be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. See “Spanish Tax Consequences for U.S. Shareholders—Consequences of the Acquisition, Ownership and Disposition of BBVA Shares—Spanish Standard Refund Procedure” above for a discussion of how to obtain the Treaty rate. The rules governing foreign tax credits are complex. For example, under applicable Treasury regulations, in the absence of an election to apply the benefits of an applicable income tax treaty, in order to be creditable, foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Spanish income tax system meets these requirements. However, the IRS released notices that indicate that the Treasury Department and the IRS are considering amendments to these Treasury regulations and provide relief from certain of their provisions for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may elect to deduct all otherwise creditable non-U.S. taxes paid or accrued in a taxable year (including any Spanish income withholding tax) in computing their taxable income, subject to generally applicable limitations under U.S. federal income tax law.

Sale and Other Disposition of BBVA Shares or BBVA ADSs

Gain or loss realized by a U.S. Holder on a sale or other disposition of BBVA shares or BBVA ADSs will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the U.S. Holder’s tax basis in the BBVA shares or BBVA ADSs and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will be long-term capital gain or loss if the U.S. Holder held the BBVA shares or BBVA ADSs for more than one year at the time of disposition. The deductibility of capital losses is subject to limitations. Gain or loss, if any, will generally be U.S. source for foreign tax credit purposes. Under certain Treasury regulations, a U.S. Holder generally will be precluded from claiming a foreign tax credit with respect to Spanish income taxes on gains from dispositions of BBVA shares or BBVA ADSs. However, as discussed above under “—Taxation of Distributions”, the IRS released notices that provide relief from certain of the provisions of these Treasury regulations (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Even if these Treasury regulations do not prohibit a U.S. Holder from claiming a foreign tax credit with respect to Spanish income taxes on disposition gains, other limitations under the foreign tax credit rules may preclude a U.S. Holder from claiming (or limit a U.S. Holder’s ability to claim) a foreign tax credit with respect to such Spanish taxes. If a U.S. Holder is precluded from claiming a foreign tax credit, it is possible that any Spanish taxes on disposition gains may either be deductible or reduce the amount realized on the disposition.

Passive Foreign Investment Company Rules

BBVA’s PFIC status for any taxable year will depend in large part on its qualification as an active bank under certain proposed Treasury regulations, which are proposed to be effective for taxable years beginning after

December 31, 1994 (the “Proposed Regulations”) and upon which taxpayers are currently permitted to rely. However, because there can be no assurance that the Proposed Regulations will be finalized in their current form, and because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that BBVA was not, or will not be, a PFIC for any taxable year.

In general, if BBVA were treated as a PFIC for any taxable year during a U.S. Holder’s holding period of BBVA shares or BBVA ADSs, BBVA will generally continue to be a PFIC with respect to the U.S. Holder for any subsequent taxable year, even if BBVA ceases to be a PFIC in any future taxable year. In that case, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the BBVA shares or BBVA ADSs would be allocated ratably over the U.S. Holder’s holding period for the BBVA shares or BBVA ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before BBVA became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for ordinary income of taxpayers of the U.S. Holder’s type for such taxable year, and an interest charge would be imposed on the resulting tax liability for such taxable year. Similar rules would apply to distributions received by a U.S. Holder in any taxable year in respect of the BBVA shares or BBVA ADSs to the extent in excess of 125% of the average of the annual distributions on the BBVA shares or BBVA ADSs received by the U.S. Holder during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter.

Certain elections may be available that would result in alternative treatments (including a mark-to-market election for any taxable year in which BBVA is a PFIC if the BBVA shares or BBVA ADSs, as applicable, are “marketable stock” or a “deemed sale” election in the event that BBVA is a PFIC for any taxable year but ceases to be a PFIC thereafter). U.S. Holders should consult their tax advisers regarding whether, if BBVA is or becomes a PFIC, any of these elections would be available and, if so, what the consequences of the alternative treatments would be in the U.S. Holders’ particular circumstances.

Additionally, if a U.S. Holder owns any BBVA shares or BBVA ADSs during any year in which BBVA is a PFIC, such U.S. Holder would be required to file annual returns, subject to certain exceptions. Furthermore, if BBVA is a PFIC for any taxable year in which it makes a distribution or the prior taxable year, the favorable tax rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

U.S. Holders should consult their tax advisers regarding the potential application of the PFIC rules to their ownership of BBVA shares or BBVA ADSs.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) a U.S. Holder is an exempt recipient (and establishes that status if required to do so); or (ii) in the case of backup withholding, a U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

This discussion of the material U.S. federal income tax consequences of the exchange offer to U.S. Holders is not intended to be, and should not be construed as, tax advice. U.S. Holders should consult their tax advisers with respect to the application of U.S. federal income tax laws to their particular circumstances as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Certain Consequences of the Exchange Offer

Trading in Banco Sabadell Shares During and After the Exchange Offer

Following completion of the exchange offer, Banco Sabadell shares not tendered into the exchange offer will continue to trade on the Spanish Stock Exchanges. However, if the requirements set forth in articles 116 of the Securities Market Law and 47 of the Spanish Takeover Regulation are met, then BBVA will exercise its right to demand the squeeze-out of the remaining Banco Sabadell shares at the same consideration as offered pursuant to the exchange offer (adjusted, as the case may be, as described in this prospectus supplement). See “—Squeeze-out and Merger” below.

Squeeze-out

If the requirements set forth in articles 116 of the Securities Market Law and 47 of the Spanish Takeover Regulation are met, which would require that (i) the exchange offer be accepted by holders of Banco Sabadell shares representing at least 90% of the Banco Sabadell shares subject to the exchange offer; and (ii) following completion of the exchange offer, BBVA holds a number of Banco Sabadell shares representing at least 90% of the voting rights in Banco Sabadell’s share capital (excluding, in each case, any treasury shares held by Banco Sabadell), BBVA will exercise its right to demand the squeeze-out of the remaining Banco Sabadell shares at the same consideration as offered pursuant to the exchange offer (adjusted, as the case may be, as described in this prospectus supplement). To this effect, within the three Spanish stock exchange business days following the publication of the results of the exchange offer on the website of the CNMV, BBVA will communicate to the CNMV and publicly announce whether or not the requirements to execute a squeeze-out transaction have been met. In that announcement, or within the two following Spanish stock exchange business days, BBVA will announce the date of the squeeze-out transaction. In accordance with article 48.4 of the Spanish Takeover Regulation, such date will be fixed between the 15th and the 20th Spanish business day following the date of such announcement. Such decision will be irrevocable. Upon settlement of such squeeze-out transaction, the Banco Sabadell shares will be automatically delisted from the Spanish Stock Exchanges.

The execution of the squeeze-out transaction resulting from the exercise of the aforementioned right shall give rise, in accordance with article 48 of the Spanish Takeover Regulation and related provisions, to the delisting of the shares of Banco Sabadell from the Spanish Stock Exchanges. Such delisting shall be effective as from the settlement of the squeeze-out transaction.

Even if a squeeze-out transaction is effected, pursuant to the Council of Ministers’ Authorization, BBVA will need to comply with the Autonomy Condition during the No-merger Period, except to the extent the Autonomy Condition is declared void as a result of the Administrative Appeal.

Impact of the Acquisition of Control of Banco Sabadell on the BBVA Group’s CET1 Ratio

The below presents BBVA’s estimated impact of the acquisition of control of Banco Sabadell on the BBVA Group’s CET1 ratio (i) if the exchange offer were accepted by holders of Banco Sabadell shares representing 100% of the share capital of Banco Sabadell (for purposes of this section, the “Full Acquisition Scenario”) and (ii) if the exchange offer were accepted by holders of Banco Sabadell shares representing 50% of the share capital of Banco Sabadell (for purposes of this section, the “50% Acceptance Scenario”).

The estimated impacts on the CET1 ratio of the consolidated group discussed below have been prepared by BBVA taking into account the dividend of €0.08 per Banco Sabadell share paid by Banco Sabadell on October 1, 2024, the dividend of €0.1244 per Banco Sabadell share paid by Banco Sabadell on March 28, 2025, the dividend of €0.07 per Banco Sabadell share paid by Banco Sabadell on August 29, 2025, the dividend of €0.29 per BBVA share paid by BBVA on October 10, 2024 and the dividend of €0.41 per BBVA share paid by BBVA on April 10, 2025, and on the basis of a series of hypotheses and publicly-available information relating to Banco Sabadell (including, to the extent applicable, information about Banco Sabadell’s repurchase of Banco Sabadell shares under the Banco Sabadell Share Buy-Back Programs). See “Risk Factors—Risk Relating to the Exchange Offer—Since BBVA did not have access to non-public information regarding Banco Sabadell, BBVA’s ability to accurately anticipate all losses, costs and other liabilities that may be incurred in connection with the exchange offer is necessarily limited. Additionally, any errors or omissions in the information publicly available to BBVA relating to Banco Sabadell may have affected BBVA’s analysis, estimations and determinations with respect to the exchange offer” in the September 8, 2025 Offer to Exchange/Prospectus. The estimated impacts on the CET1 ratio of the consolidated group discussed below do not consider restructuring costs (given they would arise at the time of a subsequent merger) or synergies.

BBVA estimates that compliance with the CNMC Commitments and the Council of Ministers’ Authorization should not have a significant impact on BBVA’s estimated CET1 ratio following completion of the exchange offer.

Full Acquisition Scenario

In the Full Acquisition Scenario, BBVA estimates a negative impact on the BBVA Group’s CET1 ratio of 21 basis points.

Such estimate reflects the net result of a combination of certain positive and negative impacts on the BBVA Group’s solvency. Specifically, negative impacts include impacts of approximately 226 basis points from the consolidation of Banco Sabadell’s risk-weighted assets, 52 basis points from intangible assets, and 15 basis points from other prudential deductions. Positive impacts would include a positive impact of 273 basis points, which results from the combination of goodwill or badwill and the capital increase (resulting from the exchange offer).

The estimated potential cost—based on publicly-available information—of terminating Banco Sabadell’s alliances discussed under “The Exchange Offer—Plans for Banco Sabadell after the Exchange Offer—Strategic Plans and Intentions Regarding Future Activities and Location of the Banco Sabadell Group” in the September 8, 2025 Offer to Exchange/Prospectus is included within the goodwill or badwill impacts mentioned above.

As a result, the estimated CET1 ratio of the BBVA Group as of June 30, 2025, in the Full Acquisition Scenario, would have been 13.13%, although the actual CET1 ratio of the BBVA Group following completion of the exchange offer cannot be calculated before such completion.

BBVA estimates that the consummation of the TSB Sale and payment of the TSB Sale Dividend following completion of the exchange offer would have a positive impact on the BBVA Group’s CET1 ratio of 61 basis points in the Full Acquisition Scenario under the assumptions described above. As a result, the cumulative impact of the exchange offer on the BBVA Group’s CET1 ratio would be a positive impact of 40 basis points, resulting in an estimated CET1 ratio of the BBVA Group as of June 30, 2025, on a fully-loaded basis, under the assumptions described above, of 13.74%.

The table below shows the CET1 ratio of the BBVA Group as of June 30, 2025 and (i) the estimated impact on such CET1 ratio of the BBVA Group in the Full Acquisition Scenario, (ii) the estimated impact on the CET1 ratio of the BBVA Group of the consummation of the TSB Sale and payment of the TSB Sale Dividend on such basis and (iii) the estimated cumulative impact on the CET1 ratio of the BBVA Group of the exchange offer and the consummation of the TSB Sale on such basis.

(basis points, except %)

CET1 ratio of the BBVA Group as of June 30, 2025 (before giving effect to the exchange offer)	13.34%

Total impact of the exchange offer	-21

of which consolidation of Banco Sabadell’s risk-weighted assets	-226

(basis points, except %)

of which intangible assets	-52

of which other prudential deductions	-15

of which goodwill or badwill and capital increase	+273

Estimated CET1 ratio of the BBVA Group as of June 30, 2025 (after giving effect to the exchange offer)	13.13%

Impact of consummation of the TSB Sale and payment of the TSB Sale Dividend	+61

Estimated CET1 ratio of the BBVA Group as of June 30, 2025 assuming consummation of the TSB Sale and payment of the TSB Sale Dividend	13.74%

Cumulative impact after giving effect to the exchange offer assuming consummation of the TSB Sale and payment of the TSB Sale Dividend	+40

The estimated impacts above take into account the impact of the BBVA Share Buy-Back Program, given that the €993 million maximum aggregate amount of the BBVA Share Buy-Back Program is already considered for purposes of calculating the CET1 ratio of the BBVA Group as of June 30, 2025, even though such buy-back program is pending execution as of the date of this prospectus supplement.

50% Acceptance Scenario

In the 50% Acceptance Scenario, BBVA estimates a negative impact on the BBVA Group’s CET1 ratio of 41 basis points.

Such estimate reflects the net result of a combination of certain positive and negative impacts on the BBVA Group’s solvency. Specifically, negative impacts include impacts of approximately 226 basis points from the consolidation of Banco Sabadell’s risk-weighted assets, 39 basis points from intangible assets, and 18 basis points from other prudential deductions. Positive impacts include a positive impact of 137 basis points resulting from goodwill or badwill and the capital increase (resulting from the exchange offer) and 106 basis points from minority interests. The estimated potential cost—based on publicly-available information—of terminating Banco Sabadell’s alliances and other commercial agreements discussed under “The Exchange Offer—Plans for Banco Sabadell after the Exchange Offer—Strategic Plans and Intentions Regarding Future Activities and Location of the Banco Sabadell Group” in the September 8, 2025 Offer to Exchange/Prospectus is included within the goodwill or badwill impacts mentioned above.

As a result of the foregoing, the estimated CET1 ratio of the BBVA Group as of June 30, 2025, in the 50% Acceptance Scenario, would have been 12.93%.

BBVA estimates that the consummation of the TSB Sale and payment of the TSB Sale Dividend following completion of the exchange offer would have a positive impact on the BBVA Group’s CET1 ratio of 37 basis points in the 50% Acceptance Scenario under the assumptions described above. As a result, the cumulative impact of the exchange offer on the BBVA Group’s CET1 ratio would be a negative impact of 4 basis points, resulting in an estimated CET1 ratio of the BBVA Group as of June 30, 2025, on a fully-loaded basis, under the assumptions described above, 13.30%.

The table below shows the CET1 ratio of the BBVA Group as of June 30, 2025 and (i) the estimated impact on such CET1 ratio of the BBVA Group in the 50% Acceptance Scenario, (ii) the estimated impact on the CET1 ratio of the BBVA Group of the consummation of the TSB Sale and payment of the TSB Sale Dividend on such basis and (iii) the estimated cumulative impact on the CET1 ratio of the BBVA Group of the exchange offer and the consummation of the TSB Sale on such basis.

(basis points, except %)

CET1 ratio of the BBVA Group as of June 30, 2025 (before giving effect to the exchange offer)	13.34%

Total impact of the exchange offer	-41

of which consolidation of Banco Sabadell’s risk-weighted assets	-226

of which intangible assets	-39

of which other prudential deductions	-18

of which goodwill or badwill and capital increase	+137

of which minority interests	+106

Estimated CET1 ratio of the BBVA Group as of June 30, 2025 (after giving effect to the exchange offer)	12.93%

Impact of consummation of the TSB Sale and payment of the TSB Sale Dividend	+37

Estimated CET1 ratio of the BBVA Group as of June 30, 2025 assuming consummation of the TSB Sale and payment of the TSB Sale Dividend	13.30%

Cumulative impact after giving effect to the exchange offer assuming consummation of the TSB Sale and payment of the TSB Sale Dividend	-4

The estimated impacts above take into account the impact of the BBVA Share Buy-Back Program, given that the €993 million maximum aggregate amount of the BBVA Share Buy-Back Program is already considered for purposes of calculating the CET1 ratio of the BBVA Group as of June 30, 2025, even though such buy-back program is pending execution as of the date of this prospectus supplement.

For the estimated impact of the exchange offer on the BBVA Group’s CET1 ratio in a 30% Acceptance Scenario, see “—Conditions to Completion of the Exchange Offer—Potential Waiver by BBVA of the Minimum Acceptance Condition—Impact on the BBVA Group’s CET1 ratio”.

Fees and Expenses

Holders of Banco Sabadell shares who tender their Banco Sabadell shares through BBVA will not bear the brokerage expenses resulting from the participation of a member entity of the Spanish Stock Exchanges, nor Iberclear’s settlement fees, nor, if applicable, fees resulting from contracting with the Spanish Stock Exchanges, which will be paid in full by BBVA.

If a member entity of the Spanish Stock Exchanges or an Iberclear participant (other than BBVA) intervenes on behalf of a holder of Banco Sabadell shares who tenders its Banco Sabadell shares into the exchange offer, all brokerage and other costs, including Iberclear’s settlement fees and fees resulting from contracting with the Spanish Stock Exchanges, must be borne by such tendering holder.

The expenses incurred by BBVA in the acquisition of the Banco Sabadell shares and their respective settlement, including any expenses derived from the payment of any fractional shares, will be borne by BBVA.

BBVA will assume any fees charged by Iberclear participants’ depositary entities for the processing of declarations of acceptance and the settlement of the exchange offer to holders who submit their declarations of acceptance through BBVA, as agent bank. BBVA will not be responsible for (i) any fees or expenses that such entities may charge to holders of Banco Sabadell shares who submit their declarations of acceptance exclusively through the Iberclear participant where such holder’s Banco Sabadell shares are deposited, (ii) any fees that such entities may charge to holders of Banco Sabadell shares for the administration or custody of securities and/or the maintenance of securities balances, or (iii) any fees or expenses that such entities may impose on holders of Banco Sabadell shares after the date of this offer to exchange/prospectus.

In accordance with the provisions of article 33.5 of the Spanish Takeover Regulation, upon publication of the withdrawal of the exchange offer by BBVA or the occurrence of an event rendering the exchange offer unsuccessful, as the case may be, all declarations of acceptance submitted in connection with the exchange offer will become null and void and all expenses incurred by the tendering holders of Banco Sabadell shares in the submission of such declarations of acceptance will be borne by BBVA. In accordance with article 39.1 of the Spanish Takeover Regulation, if the exchange offer is not completed, the entities or persons that received the declarations of acceptance on behalf of BBVA will be required to return the documents accrediting the ownership of the corresponding Banco Sabadell shares to tendering holders. All expenses incurred as a result thereof will be borne by BBVA.

Source and Amount of Funds

The exchange offer is not conditioned upon any financing arrangements, and no funds have been borrowed for purposes of the exchange offer. BBVA will use general corporate funds to pay any cash in lieu of fractional BBVA shares pursuant to the exchange offer.

Shareholding of BBVA’s Directors, Executive Officers and Their Affiliates

As of September 19, 2025, the shareholding of BBVA’s directors, executive officers and their affiliates represented approximately 0.16% of the outstanding BBVA shares.

Prospectus Supplement

(To Offer to Exchange/Prospectus dated September 8, 2025)

Offer to Exchange

100% of the shares of

BANCO DE SABADELL, S.A.

for shares of

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

The date of this prospectus supplement is September 25, 2025